Exhibit 99.1
TELVENT GIT, S.A.
Consolidated Financial Statements
And Related Financial Information
As Adjusted
As of and For the Years Ended
December 31, 2008
and
December 31, 2007
Filed on October 2, 2009

Explanatory Note
          Telvent GIT, S.A. (the “Company”) is furnishing, on this Exhibit to its Current Report on Form 6-K, certain sections of its Form 20-F for the year ended December 31, 2008, in order to present its audited Consolidated Financial Statements and Notes as adjusted for the implementation of SFAS 160, which changes the way a company accounts for its noncontrolling interests in its subsidiaries and for the de-consolidation of its subsidiaries. The Company implemented the aforementioned change on January 1, 2009, as described in Note 20 to the Consolidated Financial Statements and applied it on a retrospective basis to the years ended December 31, 2007 and 2008. Accordingly, the Consolidated Financial Statements and Notes, as well as the disclosure of Selected Financial Data, Operating and Financial Review and Prospects and certain other disclosures, have been adjusted in all relevant areas impacted in order to present the underlying financial information on a consistent basis as if the accounting method had been applied throughout the periods presented herein. The Consolidated Financial Statements and Notes, as adjusted for the implementation of this new SFAS, have been audited by the Company’s independent registered public accounting firm. The format of the items presented herein is consistent with that included in the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2008. Except as otherwise stated, the information presented is as of December 31, 2008 and does not supersede or modify the information presented by the Company in reports furnished on Form 6-K after December 31, 2008.

ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     The selected consolidated statement of operations data for fiscal years 2008, 2007, 2006, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements were prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with the “Operating and Financial Review and Prospects” section included elsewhere in this annual report.

	Year Ended December 31,
	2008(1)(2)	2008(2)	2007(2)	2006(2)	2005(2)	2004(2)
	(In thousands, except per share data)
Consolidated Statement of Operations:
Revenues	$1,008,588	€724,613	€624,317	€503,844	€402,369	€312,571
Cost of revenues	749,734	538,641	485,612	393,219	319,712	245,578

Gross profit	258,854	185,972	138,705	110,625	82,657	66,993

General and administrative	93,856	67,430	53,900	39,850	25,286	21,446
Sales and marketing	30,172	21,677	13,668	13,730	13,023	10,118
Research and development	26,539	19,067	19,106	16,465	14,980	11,060
Depreciation and amortization	20,267	14,561	10,623	9,562	8,225	7,904
Total operating expenses	170,834	122,735	97,297	79,607	61,514	50,528

Income from operations	88,020	63,237	41,408	31,018	21,143	16,465
Financial income (expense), net	(32,493)	(23,344)	(9,882)	(6,643)	(3,432)	(2,313)
Income from companies carried under the equity method	376	270	324	—	—	—
Other income (expense), net	(2,671)	(1,919)	(2,025)	(387)	—	88

Total other income (expense)	(34,788)	(24,993)	(11,583)	(7,030)	(3,432)	(2,225)

Income before income taxes	53,232	38,244	29,825	23,988	17,711	14,240
Income tax expense (benefit)	9,590	6,890	4,680	2,080	2,972	4,749

Net income	43,642	31,354	25,145	21,908	14,739	9,491
Loss (profit) attributable to non-controlling interest	(1,592)	(1,144)	(268)	(70)	(373)	654

Net income attributable to parent company	$42,050	€30,210	€24,877	€21,838	€14,366	€10,145

Dividends per share(3)	$0.47	€0.34	€0.30	€—	€—	€—
Basic and diluted net income attributable to parent company per share(4)	$1.40	€1.00	€0.85	€0.75	€0.49	€0.47
Weighted average number of shares outstanding(4)	30,097	30,097	29,247	29,247	29,247	21,776

	As of December 31,
	2008(1)	2008	2007	2006	2005	2004
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$94,264	€67,723	€73,755	€69,232	€80,010	€80,515
Restricted cash(5)	25,173	18,085	8,590	8,045	3,183	8,028
Total assets	1,463,197	1,051,223	673,519	555,631	435,342	368,460
Net related-party credit line receivable (payable) balance(6)	6,698	4,812	22,240	18,377	22,711	20,792
Short-term debt	78,960	56,728	63,998	32,295	23,958	18,748
Redeemable non-controlling interest(7)	27,866	20,020	19,967	—	—	—
Common Stock	142,607	102,455	87,889	87,889	87,889	87,889
Long-term debt(8)	307,647	221,027	15,718	16,702	23,825	26,083
Total equity(7)	351,590	252,597	174,042	177,515	159,601	136,834

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2008 noon buying rate of U.S. $1.3919 to € 1.00.

(2)	Financial results for the year ended December 31, 2004 include approximately seven, five and one month(s) of results of operations of ICX, WBU—Xwave and Telvent Miner & Miner, respectively. Financial results for the year ended December 31, 2005 include six months of results of operations of Almos. Financial results for the year ended December 31, 2006 include approximately eight, six and two months of results of operations of Beijing Blue Shield, Farradyne and Maexbic, respectively. Financial results for the year ended December 31, 2007 include eight and three months of results of operations of Telvent Caseta and Matchmind, respectively. Financial results for the year ended December 31, 2008 include two months of results of operations of DTN.

(3)	Prior to our initial public offering, as a subsidiary of Abengoa, we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. In addition, on June 24, 2008, we paid a dividend on our ordinary shares in the amount of € 0.34 per share to our shareholders of record on June 10, 2008 and on June 20, 2007, we paid a dividend on Telvent’s ordinary shares in the amount of € 0.30 per share to our shareholders of record on June 8, 2007. See Item 8.A. “Consolidated Statements and Other Financial Information — Other Financial Information Dividends”.

(4)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. For purposes of the earnings per share (“EPS”) calculation, we used 21,775,752 for the year ended December 31, 2004, 29,247,100 for the years ended December 31, 2007, 2006 and 2005 and 30,096,995 for the year ended December 31, 2008. The increase in the weighted average number of shares outstanding in 2004 and 2005 was due to the capital increase from our initial public offering and from the underwriter’s partial exercise of their overallotment option. The increase in the weighted average number of shares outstanding in 2008 was due to our capital increase in connection with our private placement offering of our ordinary shares.

(5)	At December 31, 2008, 2007, 2006, 2005 and 2004, there were deposits amounting to € 18,085, € 8,590, € 8,045, € 3,183 and € 8,028 respectively, which constituted a counter-guarantee of certain obligations we assumed during the normal course of business. These deposits are restricted for use until the cash is received by the third-party which thereby releases our obligation.

(6)	Net related-party credit line receivable (payable) balance consists of the net amount of our loans to Abengoa and our borrowings from Abengoa. See “Item 7.B. Related-Party Transactions” and Note 24 “Related Party Transactions” to our consolidated financial statements.

(7)	The Company retrospectively adopted Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), in conjunction with its adoption of FAS 160. This standard is applicable for all noncontrolling interests where the Company is subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the noncontrolling interest holder. The Company, was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind in 2007 and 2008. The redemption value of the put (including dividends payable) was € 19.9 million and € 20.0 million for the years ended December 31, 2007 and December 31, 2008 respectively, and is reflected in the Consolidated Balance Sheets as “Redeemable non-controlling interest”. The amount includes any portion of the applicable dividend payable. In addition, the retrospective impact to Stockholder’s Equity of applying EITF D-98 was a reduction to opening “Additional Paid in Capital” of € 16.1 million and € 16.6 million for the years ended December 31, 2007 and December 31, 2008 respectively..

(8)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in our consolidated balance sheets.
Exchange Rate Information
     We report our results of operations in Euros. The following table provides, for the periods and dates indicated, information concerning the noon buying rate for the Euro as certified by the Federal Reserve Bank. Average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.

	U.S. Dollars per Euro		Euros per U.S. Dollar
	Rate at		Rate at
Year Ended December 31,	Period End	Average	Period End	Average
2004	$1.3538	$1.2438	€0.7387	€0.7459
2005	1.1842	1.2448	0.8445	0.8033
2006	1.3197	1.2563	0.7577	0.7960
2007	1.4607	1.3705	0.6846	0.7297
2008	1.3919	1.4726	0.7371	0.6826
     For the six full months preceding the date of this annual report, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar
Month	High	Low	High	Low
September 2008	$1.4737	$1.3939	€0.7174	€0.6786
October 2008	1.4058	1.2446	0.8035	0.7113
November 2008	1.3039	1.2525	0.7984	0.7669
December 2008	1.4358	1.2634	0.7915	0.6965
January 2009	1.3946	1.2804	0.7810	0.7171
February 2009	1.3064	1.2547	0.7970	0.7655
     On March 13, 2009, the most recent practicable date for this purpose, the exchange rate for the conversion of U.S. Dollars into Euros was U.S. $1.2891 and the exchange rate for the conversion of Euros into U.S. Dollars was € 0.7757.
     Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this annual report were made at a rate of U.S. $1.3919 to € 1.00 and U.S. $1.00 to € 0.7184, respectively, both calculated using the noon buying rate in effect as of December 31, 2008. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
     We were incorporated in the Kingdom of Spain as Telvent Desarrollos, S.A. on April 4, 2000, pursuant to the Spanish Corporation Law of 1989, as amended. At a general shareholders’ meeting held on January 19, 2001, we changed our name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, we changed our name to Telvent GIT, S.A., which remains our legal and commercial name. Our registered office is located at Valgrande, 6, Alcobendas, Madrid, Spain and we can be contacted at (34) 902 335 599 or (34) 917 147 001. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
     We were formed to serve as the holding company for the information technology business of the Abengoa Group, which is comprised of a set of diversified industrial and technology companies applying innovative solutions for sustainable development in the infrastructures, environment and energy sectors. The Abengoa Group provides these solutions through the following business units:
•	Solar;

•	Bioenergy;

•	Environmental services;

•	Industrial engineering and construction; and

•	Information technologies.
     Our holding company structure was completed on January 1, 2001, upon Abengoa’s contribution of the shares of Telvent Energía S.A., formerly known as Sociedad Anónima de Instalaciones de Control (“Sainco”) and its subsidiaries to us. We now operate our business principally through three significant subsidiaries. (See a list of our significant subsidiaries under “Item 4.C. — Organizational Structure — Our Subsidiaries”).
     The principal events in our history have been:
•	1963: Incorporation of Sainco.

•	1974: Entry into Traffic business market.

•	1978: Entry into Environment business market.

•	1986: Entry into Transport business market.

•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.

•	1990: Award of first Traffic business projects in China.

•	1996: Start of our operations in Brazil.

•	2001: Initial sale by Abengoa of our ordinary shares to management.

•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A.

•	2002: Acquisition from Abengoa of Telvent Factory Holding AG, Telvent Housing, S.A. and Telvent Portugal S.A.

•	2002: Entry into the public administration and healthcare business market.

•	2003: Acquisitions of Telvent Canada and Telvent USA from Metso Corporation.

•	2003: Adoption of the Telvent brand name throughout our business operations.

•	2004: Acquisitions of ICX, WBU-Xwave and a majority (70%) interest in Telvent Miner & Miner.

•	2004: IPO and listing of our ordinary shares on the NASDAQ National Market.

•	2005: Acquisition of Almos. Start of our operations in Australia and the Netherlands.

•	2006: Acquisition of the remaining 30% of the shares of Telvent Miner & Miner not acquired by Telvent in 2004.

•	2006: Acquisition of a majority (80%) interest in Telvent Blueshield in China.

•	2006: Acquisition of the Farradyne traffic business in North America.

•	2006: Acquisition of Maexbic, a supplier of public transportation ticketing technology in Spain.

•	2007: Telvent shares upgraded to the NASDAQ Global Select Market.

•	2007: Acquisition of Caseta, a supplier of electronic toll collection systems in North America.

•	2007: Acquisition of a 58% interest in Matchmind.

•	2007: Acquisition of a 15% interest in S21 Sec.

•	2008: Formation of Telvent DMS LLC Novi Sad, a joint venture in Serbia with the DMS Group LLC.

•	2008: Private placement of 4,847,059 of our ordinary shares.

•	2008: Acquisition of DTN, a business information service provider in North America.

•	2009: Acquisition of certain of the assets of NLDC.
     Our ordinary shares trade under the symbol “TLVT.” Following our IPO, the underwriters’ partial exercise of their over-allotment option and our subsequent private placement, as of December 31, 2008, Abengoa owns, indirectly, 63.9% of our outstanding ordinary shares.
Capital Expenditures/Divestitures
     Euro amounts disclosed below for acquisitions of foreign entities have been translated using the historical exchange rate at the date of purchase.
Acquisition of Telvent Miner & Miner
     On December 10, 2004, we acquired a 70% equity stake in Miner & Miner, a company based in Fort Collins, Colorado, engaged in the development and implementation of geographical information systems software for utilities for a total purchase price of U.S. $8.2 million (€ 6.2 million). Effective January 1, 2006, we acquired the remaining 30% of the shares of Miner & Miner not previously acquired on December 10, 2004 for a total purchase price of U.S. $6.8 million (€ 5.7 million) which was paid on February 22, 2006. (See “Item 5 — Operating and Financial Review and Prospects—Acquisitions” for more details about this acquisition).
Acquisition of Almos
     On July 6, 2005, we acquired 100% of the shares of Almos for a total purchase price of € 5.8 million, and a deferred, contingent and variable payment based on Almos meeting certain income targets over a period ending June 30, 2006. On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the purchase agreement. On December 4, 2006, in accordance with the terms of the Share Purchase Agreements made with the sellers of the shares of Almos, we paid the contingent and variable “earn out” portion of the purchase price in the total amount of € 0.5 million. This payment was based on Almos meeting certain income targets over a period ending June 30, 2006. (See “Item 5.A. Operating and Financial Review and Prospects — Operating Results” for more details about this acquisition).
Acquisition of Beijing Blue Shield
     On April 26, 2006, our subsidiary, Telvent China, acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€ 3.2 million). As of December 31, 2006, we had paid 80% of the total amount or Rmb 25.6 million (€ 2.3 million), in cash. A final payment in the amount of Rmb 6.4 million (€ 0.6 million) was paid on November

23, 2007. (See “Item 5.A. Operating and Financial Review and Prospects — Operating Results” for more details about this acquisition).
Acquisition of Farradyne
     On July 1, 2006, our subsidiary, Telvent Traffic, completed the acquisition of 100% of Telvent Farradyne together with the assets of the sellers used in Farradyne’s business, a leading provider of traffic information technology consulting and integration services in the U.S. The total purchase price for the Farradyne business was U.S. $39.4 million (€ 31.0 million). This acquisition was financed in part through a mix of use of proceeds from our IPO and a loan in the amount of U.S. $20.0 million (€ 15.2 million), under a credit agreement with Bank of America (as successor to LaSalle Bank National Association). (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of Maexbic
     On November 13, 2006, our subsidiary, Telvent Trafico y Transporte, S.A., completed the acquisition of 100% of the shares of Maexbic, a supplier of public transportation ticketing technology in Spain, for a total purchase price consisting of a fixed cash payment on closing of € 1.9 million and deferred, contingent and variable payments of € 0.1 and € 0.2 million paid on March 29, 2007 and January 28, 2008, respectively. (See “Item 5.A. Operating and Financial Review and Prospects Operating Results — Acquisitions” for more details about this acquisition).
Acquisition of Caseta
     On April 27, 2007, our subsidiary, Telvent Traffic, acquired 100% of the shares of Caseta, a supplier of electronic toll collection systems in North America. The total purchase price for the acquisition includes: (a) U.S. $9.0 million (€ 6.9 million) paid on the closing; (b) contingent and variable earn-out payments for the years 2007 and 2008, subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, and subject to a maximum aggregate amount of U.S. $4.4 million; (c) secondary earn-out payments subject to Caseta exceeding certain bookings targets during the four year period ending December 31, 2010; and (d) a post-closing working capital adjustment payments of up to a maximum payment of U.S. $0.9 million.
     As of December 31, 2008, the total payments made for this acquisition amounted to U.S. $12.1 million and our best estimate of the potential earn-out payments under this agreement amounted to U.S. $2.1 million as of this date. There is an overall limit of U.S $20.7 million on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     This acquisition was financed in part through a loan in the amount of U.S. $5.0 million under a credit agreement with Bank of America N.A. (as successor to LaSalle Bank National Association) and the balance from the proceeds from our Initial Public Offering. (See “Item 5. Operating and Financial Review and Prospects Operating Results. — Acquisitions” for more details about this acquisition).
Acquisition of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind, a company that specializes in system integration, consulting services and information technology outsourcing, for € 23.6 million. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010 and 2011, respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 20.0 million. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition).
Acquisition of S21 Sec
     On November 23, 2007, our subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec, increasing its total ownership stake to 15% with a carrying value of € 5.6 million (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15 million in the territory of Navarra. Telvent does not have the obligation or intent to make such investment, in which case NGA could still have the option to sell the 10% stake of S21 Sec to Telvent at a price not to exceed € 3.9 million.
Joint Venture in Serbia
     On May 8, 2008, Telvent Energia signed a joint venture agreement pursuant to which it formed a new joint venture in Serbia with the DMS Group LLC under the name “Telvent DMS LLC Novi Sad” (“Telvent DMS”). Telvent DMS is owned 49% by Telvent Energia and 51% by DMS Group LLC. The scope of the business of Telvent DMS includes the development, promotion, marketing and licensing of the software formerly owned by DMS Group known as the DMS software and carrying out turnkey projects in the area of control and information systems and communications infrastructures primarily in the electric utility industry. Telvent’s total capital investment in Telvent DMS will be € 6.1 million. As of December 31, 2008, € 4.1 million was paid.
Acquisition of DTN
     On October 28, 2008, our subsidiary, Telvent Export, acquired 100% of the shares of DTN, a business information service provider in North America, for a purchase price of U.S. $250.9 million (€ 186.4 million) pursuant to a Stock Purchase Agreement dated September 15, 2008. Telvent financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of Telvent to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., at a negotiated purchase price of U.S. $21.25 per share, for an aggregate consideration of approximately U.S. $103.0 million, partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of € 57.5 million; and the balance from Telvent’s own resources and proceeds of our initial public offering. (See “Item 10.C. Additional Information — Material Contracts” for more details about this acquisition.)
Acquisition of certain assets of NLDC
     On February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of NLDC, including NLDC’S proprietary back office/customer service center software product called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price was U.S. $1.5 million. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2.5 million by installments payable every six months starting July 1, 2009. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5.0 million) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software.
Research and Development
     We are also devoting substantial resources to our research and development efforts, through which we have developed products and solutions for our targeted industrial sectors and infrastructure IT systems which apply across product lines including the following:
•	OASyS DNA (Dynamic Network of Applications), our main RealTime IT infrastructure product used in solutions in our Energy, Environment and Transportation segments;

•	Smart Grid Solutions Suite, an integrated solution for the electric industry covering Smart Network (RTUs, Substation Automation Systems), Smart Operations (SCADA, DMS, FMS, OMS and GIS) and Smart Metering (AMI, Meter Data Management, Meter Operations Management) in an open but highly integrated environment based in a Service Oriented Architecture;

•	the Cross Domain Platform Data Acquisition Subsystems that applies to electricity and oil & gas business units and our environment and transportation segments;

•	the next Generation Liquids Suite, an integrated oil & gas solution (gasCAT, floCAT, SCADA, Liquids Suite, Simulation & Modeling, Enterprise GIS, Pipeline integrity application integration, emergency measures and mobile crew dispatch);

•	environment solutions: Water Management Suite, Environmental Observation (SWS, AWOS, LLWAS, Sensors, ATIS), Road Weather Information Systems (RWIS);

•	the Hospital Information System (TiCares);

•	Homeland Security, such as border control and biometric id systems;

•	urban/interurban traffic/toll systems, including highway free-flow Open Road Tolling Systems (ORT); and

•	in Transportation, ticketing systems, Railway Control Traffic Centers, and advanced parking solutions.
     We made investments of € 19.1 million, € 19.1 million, and € 16.5 million in research and development in 2008, 2007 and 2006 respectively. Similarly, we incurred a total of € 7.5 million, € 2.9 million and € 2.3 million of capital expenditures related to the building of our facilities and data centers in 2008, 2007 and 2006 respectively.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
     The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with U.S. GAAP. It also includes information about our revenues and gross profit by sectors and geographies.
Overview
     We are an information technology company for a sustainable and secure world that specializes in high value-added, real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Since our DTN acquisition in October 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key segments including aviation, transportation, and public safety.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. Our Energy and Transportation segments accounted for 27.4% and 40.7% of our revenues during the fiscal year ended December 31, 2008, 36.5% and 39.5% of our revenues during the fiscal year ended December 31, 2007 and 40.4% and 39.8% during the fiscal year ended December 31, 2006. Our three largest geographic regions are Europe, North America and Latin America, which accounted for 51.0%, 18.4% and 17.9%, respectively, of our 2008 revenues; 61.9%, 17.7% and 12.1%, respectively, of our 2007 revenues; and 58.4%, 15.6% and 17.8%, respectively, of our 2006 revenues.

     The following table sets forth certain of our statements of operations data for the years ended December 31, 2008, 2007 and 2006.

	Year		Year		Year
	Ended	Percentage	ended	Percentage	ended	Percentage	Percentage	Percentage
	December	of 2008	December	of 2007	December	of 2006	Change	Change
	31, 2008	Revenues	31, 2007	Revenues	31, 2006	Revenues	2007-2008	2006-2007
	(Euros in thousands, except percentages and per share data)
Revenues	€724,613	100%	€624,317	100%	€503,844	100%	16.1%	23.9%
Cost of revenues	538,641	74.3	485,612	77.8	393,219	78.0	11.0%	23.5%

Gross profit	185,972	25.7	138,705	22.2	110,625	22.0	34.1%	25.4%
General and administrative	67,430	9.3	53,900	8.6	39,850	7.9
Sales and marketing	21,677	3.0	13,668	2.2	13,730	2.7
Research and development	19,067	2.6	19,106	3.1	16,465	3.3
Depreciation and amortization	14,561	2.0	10,623	1.7	9,562	1.9

Total operating expenses	€122,735	16.9	€97,297	15.6	€79,607	15.8
Income from operations	€63,237	8.7	€41,408	6.6	€31,018	6.2	52.7%	33.5%
Financial income	40,379	5.6	10,181	1.6	3,471	0.7
Financial expense	(63,723)	(8.8)	(20,063)	(3.2)	(10,114)	(2.0)
Income from companies carried under the equity method	270		324	0.1	—	—
Other income (expense), net	(1,919)	(0.3)	(2,025)	(0.3)	(387)	(0.1)

Total other income (expense)	(24,993)	(3.4)	(11,583)	(1.9)	(7,030)	(1.4)

Income before income taxes	€38,244	5.3	€29,825	4.8	€23,988	4.8
Income tax expense (benefit)	6,890	(1.0)	4,680	(0.7)	2,080	(0.4)

Net income	31,354	4.3	25,145	4.0	21,908	4.3
Loss/(profit) attributable to non-controlling interest	(1,144)		(268)		(70)

Net income attributable to the parent company	€30,210	4.2	€24,877	4.0	€21,838	4.3	21.4%	13.9%

Earnings per share — Basic and diluted net income attributable to the parent company per share	€1.00		€0.85		€0.75

Weighted average number of shares outstanding Basic and diluted	30,097		29,247		29,247
Bookings and Backlog
     New contract bookings represent new signed contracts for the year, regardless of performance. New contract bookings in 2008 were € 773.5 million, an increase of € 88.8 million, or 13.0%, from new bookings of € 684.7 million in 2007. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of December 31, 2008 was € 607.8 million, an increase of € 58.2 million, or 10.6% from a backlog of € 549.6 million as of December 31, 2007. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 227.1 million as of December, 31, 2008, versus € 141.0 million in soft backlog at the end of fiscal 2007. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Acquisitions
     In 2006, 2007 and 2008, acquisitions had an impact on our results of operations.
Acquisition of Beijing Blue Shield
     On April 26, 2006, our subsidiary, Telvent China, acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The results of operations of Beijing Blue Shield are reflected in our results of operations for the full years 2008 and 2007 and for eight months in 2006.
     As investment in traffic infrastructure across China increases, this acquisition has provided us with an opportunity to increase our traffic business in China. Beijing Blue Shield has designed and supplied traffic systems for more than 300 projects in over 100 cities across China. Beijing Blue Shield’s core BBS-ATMS 4.0 traffic control system incorporates traffic engineering, monitoring, control and signal control. Beijing Blue Shield also has developed airport safety check information management systems. Beijing Blue Shield’s founding shareholders, China Motor-Vehicle Safety Appraisal Center and Shenzen Airport Co. Ltd., continues to hold the remaining 20% shares of Beijing Blue Shield and we will work with them to develop future business opportunities.

Acquisition of Farradyne
     On July 1, 2006, our subsidiary, Telvent Traffic, completed the acquisition from Parsons Brinckerhoff Quade & Douglas, Inc. and PB Energy Storage Services, Inc., of 100% of their Farradyne traffic business, a leading provider of traffic information technology (IT) products and consulting and integration services in the U.S. and 100% of the shares of PB Farradyne, Inc., which is now called Telvent Farradyne Inc. The acquisition of Farradyne, based in Rockville, Maryland, U.S., with fifteen offices in ten states in the U.S., solidifies our position in the Transportation segment in the U.S. and globally. Farradyne, with more than 275 professionals, has a wide range of skills and experience in areas that include planning, deploying, integrating, operating, marketing and designing Intelligent Transportation Systems (ITS), 511 traveler information systems, traffic signal systems, regional information systems, freeway management systems and operations and maintenance. The results of operations of Farradyne are reflected in our results of operations for the full years 2008 and 2007 and for six months in 2006.
Acquisition of Maexbic
     On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, S.A., a supplier of public transportation ticketing technology in Spain. Maexbic is headquartered in Barcelona and has more than 25 years experience in the development and implementation of public transportation ticket issuing, cancellation and control systems in the Spanish market. This acquisition strengthens our position in the Spanish transportation ticketing market. The combination of our technology for rail transportation ticketing systems, together with Maexbic’s solutions and products, enables us to offer a complete and scalable solution to integrate bus and rail fares which enable passengers to use a single ticket to access all of a city’s transport systems. The results of operations of Maexbic are reflected in our results of operations for the full years 2008, 2007 and for two months in 2006.
Acquisition of Caseta
     On April 27, 2007, our subsidiary, Telvent Traffic, completed a stock purchase agreement pursuant to which Telvent Traffic acquired 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The acquisition of Caseta, combined with the acquisition of Farradyne in July 2006, strengthened our position as a supplier of electronic toll collection and intelligent transportation systems (ITS) in the United States, as well as globally. The results of operations of Caseta have been included in our Transportation segment for the full year 2008 and for eight months in 2007.
Acquisition of 58% of Matchmind
     Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries Matchmind S.L., and Matchmind Ingenieria de Software, S.L. (collectively, “Matchmind”), a company that specializes in system integration, consulting services and information technology outsourcing. The remaining shares will be held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010 and 2011, respectively. The results of operations of Matchmind, net of minority interest, have been included in our Global Services segment for the full year 2008 and for three months in 2007.
Acquisition of DTN
     On October 28, 2008, our subsidiary, Telvent Export, acquired all of the issued and outstanding shares of the capital stock of DTN, in accordance with a stock purchase agreement, dated September 15, 2008 among Telvent Export, DTN, the stockholders of DTN and GSC Recovery IIA, L.P., as Sellers’ Representative. DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and transportation. (See “Item 10. Additional Information — Material Contracts” for more details about this acquisition). The results of operations of DTN are reflected in our results of operations since the date of its acquisition.
Segments and Geographic Information
     We changed, effective November 1, 2008, our internal reporting structure, and, from such date, we have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, is now incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Year Ended December 31, 2008
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€198,364	€295,182	€46,951	€168,839	€15,277	€724,613
Gross Profit	€54,038	€59,132	€12,274	€48,799	€11,729	€185,972
Gross Margin	27.2%	20.0%	26.1%	28.9%	76.8%	25.7%

	Year Ended December 31, 2007
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€228,093	€246,794	€38,320	€111,110	€—	€624,317
Gross Profit	€49,067	€48,868	€10,302	€30,468	€—	€138,705
Gross Margin	21.5%	19.8%	26.9%	27.4%	—	22.2%

	Year Ended December 31, 2006
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Global Services.	Agriculture	Total
Revenues	€203,556	€200,419	€43,473	€56,396	€—	€503,844
Gross Profit	€46,132	€37,226	€9,433	€17,834	€—	€110,625
Gross Margin	22.7%	18.6%	21.7%	31.6%	—	22.0%
Energy

	Year Ended December 31,
	(Euros in thousands, except percentages)
	2008	2007	2006
Revenues	€198,364	€228,093	€203,556
Gross Profit	€54,038	€49,067	€46,132
Gross Margin	27.2%	21.5%	22.7%
Revenue growth rate over prior period	(13.0)%	12.1%	23.0%
     Our Energy segment revenues amounted to € 198.4 million in 2008, compared to € 228.1 million in 2007. The revenue decline in 2008 was mainly due to the expected smaller revenue contribution of the Vattenfall project, which is in the operations and maintenance phases. This project alone contributed revenues of € 14.3 million during 2008, compared to € 66.2 million in 2007. In addition, the decrease in revenues is due to the fact that approximately 40% of our Energy segment revenues were recorded in U.S. Dollars, which has significantly depreciated against the Euro, our reporting currency, during the year 2008.
     Excluding the effect of the foreign exchange translation impact and the contribution to revenues from the Vattenfall project, our Energy revenues increased by approximately 17% (14% of which has been organic).
     Gross margins in our Energy segment significantly increased from 21.5% in 2007 to 27.2% in 2008. This increase is primarily due to lower revenue contribution from the Vattenfall project, which had a lower gross margin, the higher margin of our refined fuels activity from the DTN acquisition and the higher percentage contribution of our advanced operational and business applications and services.
     Total backlog, as of December 31, 2008, in our Energy segment amounted to € 148.0 million, including € 8.9 million in soft backlog.
Oil & Gas
     In 2008, revenues in our Oil & Gas sub-segment increased by 39.1% from € 53.6 million in 2007, to € 74.5 million in 2008. The increase in revenues was primarily attributable to our exceptional performance in North America in terms of new bookings and execution during 2008 and also to the contribution of DTN’s refined fuels business activity.
     In addition, gross margin increased from 21.3% in 2007 to 29.4% in 2008 also due to a higher percentage contribution from the refined fuels business and the higher contribution of our advanced operational and business applications and services.

     North America continues to be the largest revenue contributor in our Oil & Gas sub-segment. Revenues reported in this region increased by 32.4%, from € 33.2 million in 2007 to € 43.9 million in 2008. Gross margins in the North American region also increased from 36.4% in 2007 to 40.9% in 2008. Revenues from DTN’s refined fuel activities were all generated in North America and came from the dissemination of critical business information and real-time market data solutions to suppliers, wholesale buyers and terminal operators in the downstream petroleum supply chain in the United States.
     Finally, in North America, we had a strong year in bookings. Some of our major projects booked in 2008 included not only the traditional OASyS SCADA, but also significant advanced application and modeling/simulation modules. Clients included Marathon, Sunoco Williams, TCPL Keystone and Talisman Energy Inc. Our 2008 results were positively affected by our modeling/simulation and other advanced applications solutions business consistent with our strategy in this segment. In most cases, our customers are long-term, repeat customers. Some other projects represent new customers buying complete solutions in a single order from us, highlighting the level of integration and single source responsibility as a key market differentiator for us.
     In Latin America, revenues have increased by 40.9%, from € 9.3 million recorded in 2007, to € 13.1 million in 2008. This increase is primarily due to the resolution of difficulties previously identified at Pemex, combined with an increase in new projects booked. The strong sales pipeline noted in early 2008 began to materialize in late 2008. We expect that hese new bookings should provide a solid backlog from which to generate revenue growth in 2009.
     In our Asia-Pacific region, revenues in 2008 amounted to € 13.6 million, compared to € 7.2 million in 2007. This significant increase can be attributed to growing activity in China, primarily related to the Lan Zheng Chang and Sinopec — East Gas projects. We believe that prospects in China continue to be strong for 2009.
     In the Middle-East and Africa regions, revenues in 2008 amounted to € 2.7 million, an increase of € 1.6 million from revenues in the same period of 2007. This increase can be attributed primarily to the ongoing execution of the Adma Opco project in Abu Dhabi which should continue through 2009. We believe this project will provide us with good prospects for expansion and a strong foundation and reference for business growth in the region.
Electricity
     Our revenues for the electric utility sub-segment for the year 2008 amounted to € 123.9 million, while revenues in year 2007 were € 174.5 million. The main reason for this decrease was the anticipated revenue wind-down in the Smart Metering project for Vattenfall. The roll out of this major project was successfully completed in 2008, and it is currently in the operations phase. Removing the effect of the contribution of this project, revenues would have slightly increased by 1.1% in 2008. Gross margin increased from 21.6% in 2007 to 25.9% in 2008.
     In Europe, our revenues for the electric utility sub-segment decreased from € 107.2 million in 2007 to € 55.2 million in 2008. As explained above, this was mainly due to the completion of the roll out phases of the Vattenfall project. During the second half of 2008, we entered into the operations services phase of the new metering infrastructure for Vattenfall, which has a rate of revenue accumulation much lower than previous phases. In Spain, renewable energy projects for Abengoa continue ramping up and providing key references for our overall Smart Grid inititative. Very important projects in the solar plants of Solnova, Eureka, Ain Beni Mathar (Morocco) and the bioethanol plant in Rotterdam are in process and have had an important contribution in the fourth quarter of 2008 and are expected to continue in 2009.
     In North America, our electric utility sub-segment revenue in 2008 decreased by 9.5%, from € 27.3 million in 2007 to € 24.8 million in 2008. This shortfall was partially due to the depreciation of the U.S. Dollar against the Euro, our reporting currency, and also due to a smaller contribution from our Remote Terminal Units (RTU) business in North America. However, our Enterprise GIS (Geographical Information Systems) business generated revenues of € 17.6 million during 2008, compared to € 14.9 million in 2007. We see the integration of Enterprise GIS based solutions such as outage management, with real-time applications as a key differentiator for Telvent in our Smart Grid strategy, continuing to create market recognition, brand and to generate overall market interest. To keep pace with the growing backlog, our Enterprise GIS competency center in Fort Collins, Colorado has been growing at a rapid rate.
     In Latin America, revenues in 2008 increased by 8.3% compared to revenues in 2007. The increase in revenues in this region was mainly due to the good business performance in the region, driven by new references in the Smart Grid area such as those with Emcali in Colombia, Saesa in Chile and Elektra in Panama. Our gross margin also increased from 17.7% in 2007 to 22.0% in 2008, mainly as a result of a higher percentage contribution from our advanced applications and solutions.
     We have been more active in our electricity sub-segment in the Middle-East and Africa region, where our revenues increased from € 2.4 million in 2007, to € 3.9 million in 2008. It is important to highlight that the project with Steg (Tunisia) was finally accepted by the customer at the end of 2008 marking a significant milestone in the region for our Energy segment.

Transportation

	Year Ended December 31,
	2008	2007	2006
	(Euros in thousands, except percentages)
Revenues	€295,182	€246,794	€200,419
Gross Profit	€59,132	€48,868	€37,226
Gross Margin	20.0%	19.8%	18.6%
Revenue growth rate over prior period	19.6%	23.1%	30.4%
     Our Transportation segment’s revenues for the year 2008 increased by 19.6%, from € 246.8 million in 2007 to € 295.2 million in 2008. The increase in revenues mainly resulted from good performance in our core domestic markets and the contribution of significant international projects, such as the tolling systems in Brazil, railways solutions in Venezuela and the Automatic Violation Administering and Monitoring (ATVAM) project in Saudi Arabia. Our gross margin in 2008 remained in line with our gross margin for the previous year.
     Most of our temporary joint venture consortiums are in our Transportation segment. In 2008 and 2007, we consolidated additional revenues of € 26.9 million and € 25.7 million, respectively, relating to other venture partners. Excluding the impact of the consolidation of these consortiums, our revenues in this segment increased by 21.4% year-over-year. Our gross margin, excluding the effect of the consolidation of our temporary joint ventures, was 22.2% in 2008, compared to 22.1% in the year 2007.
     In Europe, where the majority of our projects currently are being performed in Spain, revenues for the year 2008 amounted to € 122.9 million, compared to € 150.0 million in 2007. As mentioned in previous quarterly reports, the delays suffered in some projects and new bookings related to the traffic market as a consequence of the general elections that took place in Spain in March 2008 were the primary causes of this decrease in revenues. In addition, at the end of 2008, we started seeing a slow-down in the investments from municipalities in Spain.
     In North America, our 2008 revenues were € 42.4 million, compared to € 44.1 million in the year 2007. This 3.9% decrease was primarily due to the fact that the U.S. Dollar has significantly depreciated against the Euro, our reporting currency, during the year 2008. However, our gross margin in this region increased from 28.5% in 2007 to 32.4% in 2008, as consequence of new projects booked with higher margins and a good performance in the execution of current projects.
     In Latin America, our revenues significantly increased by 189.6% year-over-year, growing from € 25.0 million in 2007 to € 72.4 million for the year 2008. This significant increase was mainly due to extensions of the current project for Metro of Valencia in Venezuela. Additionally, tolling projects in Brazil and the achievement of milestones in the traffic control project for Panama City have also contributed to this significant growth.
     In the Asia-Pacific region, our revenues for 2008 were € 9.8 million, compared to € 12.7 million in 2007. This decrease was primarily due to delays in the bidding and awarding of new projects in China.
     In the Middle-East and Africa regions, we experienced a significant increase in our revenues. Our revenues in 2008 were € 47.6 million, compared to € 14.9 million for the year 2007. As previously mentioned, the primary reason for this increase was the contribution of the ATVAM project in Saudi Arabia. Additionally, the improvement in the performance of the Urban Traffic Control (UTC) project in Beirut also contributed to this increase.
     Backlog as of December 31, 2008 for the Transportation segment amounted to € 326.8 million, including € 41.0 million in soft backlog.
Environment

	Year Ended December 31,
	2008	2007	2006
	(Euros in thousands, except percentages)
Revenues	€46,951	€38,320	€43,473
Gross Profit	€12,274	€10,302	€9,433
Gross Margin	26.1%	26.9%	21.7%
Revenue growth rate over prior period	22.5%	11.9%	20.7%
     Revenues in our Environment segment increased by 22.5% from € 38.3 million in 2007 to € 47.0 million in 2008, mainly due to our good business performance in Europe and North America and two months of revenue contribution from the weather information business of DTN.
     Revenues in Europe increased from € 17.4 million in 2007, to € 25.5 million in 2008, or 47% year-over-year. This increase was mainly due to the significant growth experienced in our water business activities, specifically in Spain, where we now have long-term recurring projects for four river basins in the country. Gross margin in Europe decreased from 31.3% in 2007 to 28.7% in 2008, principally due to a lower margin in our operations in Turkey during the year 2008.

     In North America, our revenues, which represent approximately 16% of the total Environment segment revenues in 2008, increased by 25.4%, compared to revenues in 2007, mainly due to the contribution of DTN’s weather information services: sale of commercial-grade weather and location-based alerting to businesses where weather is a critical business input.
     Revenues in our Latin America region slowed in 2008, representing just approximately 3.2% of the total segment revenues as compared to 8.8% in 2007. Activity in Latin America mostly came from ongoing projects in Brazil and Venezuela, which were on their final stages of completion, thus the slowdown in revenues compared to the previous year.
     Our revenues in the Asia-Pacific region amounted to € 2.6 million during the year 2008, compared to € 3.1 million in the same period of 2007. This decrease in revenues was mainly due to the completion in mid 2008 of the Aviation Weather project in seven airports in India. In addition, our operations in Asia-Pacific are run from our Australian base in Perth, so most of our revenues were recorded in Australian Dollars, which have depreciated against the Euro, our reporting currency, during the year 2008. Gross margin in Asia-Pacific grew from 32.5% in 2007 to 41.1% in 2008, due to the good performance of the recurring business with the Bureau of Meteorology and Fire Brigade, both in Australia.
     In the Middle East & Africa regions, our revenues in 2008 amounted to € 9.9 million, compared to € 8.5 million recorded in 2007. Ongoing projects in Kuwait and Qatar are in a lower revenue generation stage. However, the large Water Distribution Network project in Libya for the Great Man-Made River Authority, signed in early October, contributed significantly in the fourth quarter and we expect it to provide a significant revenue stream in the upcoming quarters.
     In 2008, approximately 50.4% of the total segment revenues were generated in our Environmental Observation business unit, while 49.6% was generated in water management systems and services for utilities and municipalities. In addition, about 51.6% of 2008 revenues came from recurring maintenance, operation and services contracts, while the remaining 48.4% from turn-key projects.
     Backlog in our Environment segment was € 64.5 million as of December 31, 2008, including € 12.1 million in soft backlog.
Agriculture

	Year Ended December 31,
	2008	2007	2006
	(Euros in thousands, except percentages)
Revenues	€15,277	€—	€—
Gross Profit	€11,729	€—	€—
Gross Margin	76.8%	—%	—%
Revenue growth rate over prior period	100.0%	—%	—%
     Agriculture is a new segment resulting from our acquisition of DTN in October 2008. The revenues included are for the two months since we acquired DTN in October 2008.
     All revenues in our Agriculture segment were generated in North America and principally arose from the sale of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusiness along with advertising revenue from our media segment, including The Progressive Farmer magazine.
     We have consolidated revenues of € 15.3 million for the last two months of 2008, with a gross margin of 76.8%. Agriculture has revenue retention of over 90%. This results in low sales costs for the existing and recurring revenue stream.
     Backlog in our Agriculture segment was € 72.6 million as of December 31, 2008, including € 35.7 million in soft backlog.
Global Services

	Year Ended December 31,
	2008	2007	2006
	(Euros in thousands, except percentages)
Revenues	€168,839	€111,110	€56,396
Gross Profit	€48,799	€30,468	€17,834
Gross Margin	28.9%	27.4%	31.6%
Revenue growth rate over prior period	52.0%	97.0%	19.7%
     Our Global Services segment grew 52.0% in the fiscal year 2008, from € 111.1 million in 2007 to € 168.8 million in 2008. This significant increase represents a combination of steady organic growth due to further market development and the continuing evolution of our Outsourcing and IT Infrastructure Management Division and the integration of the business of Matchmind, the Spanish IT company that specializes in systems integration, consulting services and IT outsourcing (which we acquired effective October 1, 2007).
     During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. All prior period results appearing in the segment information table above have been restated to conform to our new business segments presentation. Business activity in our former Public Administration segment has been negatively affected by the slowdown in the local public administrations in Spain as a result of the economic downturn and the general elections that took place in the first quarter of the year, both of which have temporarily delayed the development of several significant projects.
     Without the inclusion of revenues from our former Public Administration segment and the inclusion of revenues from Matchmind in the three first quarter of 2008, organic revenues in our Global Services segment increased by 32.4% when comparing the year 2008 to the year 2007.
     Gross margin in the Global Services segment increased from 27.4% in the year 2007 to 28.9% in the year 2008. Without the inclusion of revenues and cost of revenues from our former Public Administration segment, gross margin in our Global Services segment for the year 2008 was 34.9%. We expect margins to be stable in this range, since most of the contracts are multi-year contracts (three to five years in average) with fixed monthly installments.
     Our Global Services segment is composed of three different divisions: Consulting (Business Consulting and Technology Consulting); Technology (Implementation and Development); Outsourcing and IT Infrastructure Management (that includes both the services delivered from our software factory network and from our Data Center network). The first two divisions were added after the acquisition of Matchmind.
     We believe that the Global Services segment is becoming a consolidated business, with a mix of consulting, outsourcing and systems integration services, leveraging our large installed base of more than 700 customers. During the year 2008, the segment’s business activities were distributed as follows: Outsourcing & IT Infrastructure Management (50%), Implementation & Development (35%), and Consulting (15%).
     Most of the revenues are recurrent and belong to a variety of different sectors. During the year 2008, our business activity was distributed as follows: finance and insurance represented approximately 24.1%, energy, utilities and industry represented approximately 20.3%, public administration represented approximately 16.0%, healthcare represented approximately 10.5%, while the rest was distributed among the transport, agriculture, environment, retail and consumers and telecommunications, media and technology (TMT) sectors.
     Although we have already begun the development of our business in Brazil and have projects in the Dominican Republic, almost 100% of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal.
     Total backlog in our Global Services segment as of December 31, 2008 amounted to € 223.0 million, including € 129.4 million in soft backlog.
Geographic Information
     The following table identifies our revenues by region during 2008, 2007 and 2006, and the percentage change per selected region for the periods presented.

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2008	2007	2006	2007-2008	2006-2007
	(Euros in thousands, except percentages)
Europe	€369,593	€386,219	€294,229	(4.3)%	31.3%
North America	133,142	110,647	78,360	20.3%	41.2%
Latin America	129,880	75,392	89,757	72.3%	(16.0)%
Asia-Pacific	27,496	25,083	19,065	9.6%	31.6%
Middle East and Africa	64,502	26,976	22,433	139.1%	20.2%

Total	€724,613	€624,317	€503,844

Results of Operations
Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2008	2007	2007-2008
(Euros in thousands, except percentages)
€ 724,613	€ 624,317	16.1%
     The increase in our revenues for the year ended December 31, 2008 over the corresponding period in 2007 was due to organic growth and to the effect of the revenues from the companies we acquired in 2007 and 2008. Telvent Caseta, Matchmind and DTN contributed € 5.0 million, € 72.7 million, and € 25.3 million, respectively, in revenues for the year ended December 31, 2008, with a contribution of € 3.1 million and € 16.9 million for Telvent Caseta and Matchmind, respectively, in the same period of 2007. Our organic growth was 5.8% for the year ended December 31, 2008.
     The increase in revenues was also due to the good performance of our Transportation segment, with an organic growth of 22.5%, resulting in part by the ATVAM project in Saudi Arabia and growth in Latin America.
     In the year ended December 31, 2008, we also consolidated additional revenues of € 53.6 million relating to other joint venture partners, and € 29.5 million in the corresponding period of the prior year.
     In addition, revenues have been affected by changes in foreign exchange rates, in particular the depreciation of the U.S. and Canadian Dollars versus the Euro. The effect of foreign exchange impact on our 2008 revenues amounted to approximately € 9.9 million.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 538,641	74.3%	€ 485,612	77.8%	11.0%
     Cost of revenues decreased as a percentage of revenues for the year ended December 31, 2008, and therefore gross margins increased over the corresponding period in 2007 due, in part, to the two-month inclusion of DTN, is revenues acquired during the last quarter of 2008 and to the continuous effort to provide higher value added services and solutions, which contribute higher margins. DTN contributes higher margins than the majority of other Telvent segments which is also the case of Matchimnd, included in our Global Services segment and acquired during the last quarter of 2007.
     Cost of revenues for the year ended December 31, 2008 also included € 53.6 million due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners. Such consolidated costs reduced our gross margin. For the year ended December 31, 2007, such contribution represented € 29.4 million. Excluding the effect of the consolidation of our temporary joint-venture consortiums, our gross margins for the years ended December 31, 2008 and 2007 would have been 28.3% and 23.8%, respectively.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 67,430	9.3%	€ 53,900	8.6%	25.1%
     Our general and administrative expenses increased significantly from 2007 to 2008, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2007 and 2008. Telvent Caseta, Matchmind and DTN contributed € 1.9 million, € 13.4 million and € 8.9 million, respectively, in general and administrative expenses for the year ended December 31, 2008, with a contribution of € 1.0 million and € 3.2 million for Telvent Caseta and Matchmind, respectively, in the same period of 2007.
     Absent the consolidation of general and administrative expenses coming from these acquisitions, general and administrative expenses decreased as percentage of revenues from 8.3% in 2007 to 7.2% in 2008, due to our increased efficiency in the integration of our acquisitions and to our on-going efforts to produce general and administrative cost savings.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 21,677	3.0%	€ 13,668	2.2%	58.6%
     Our sales and marketing expenses have increased as a percentage of revenues primarily due to the consolidation of sales and marketing expenses from Matchmind and DTN, which contributed € 5.8 million and € 1.6 million during the year ended 2008, with no corresponding contribution over the same period of the prior year. Without the contribution of these acquisitions, our sales and marketing expenses would have remained stable as a percentage of sales, at 2.2% in both periods.

Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 19,067	2.6%	€ 19,106	3.1%	(0.2)%
     Our research and development expenses decreased slightly as a percentage of revenues for the year ended December 31, 2008. We strive to reach and maintain an approximate level of investment in research and development of 4% as a percentage of revenues (gross of grants and subsidies), excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we have acquired. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 14,561	2.0%	€ 10,623	1.7%	37.1%
     Our depreciation and amortization expense increased 37.1% for the year ended December 31, 2008 when compared to 2007. The increase is attributed to the amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as backlog (customer contracts), purchased software technology and customer relationships. This expense was € 5.8 million for the year ended December 31, 2008 and € 3.6 million for the prior year.
Financial Income (Expense), Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (23,344)	(3.2)%	€ (9,882)	(1.6)%	136.2%
     Net financial expense increased year-over-year due mostly to an increase in net exchange rate losses. In 2008 we had a net financial expense of € 0.9 million due to exchange rate differences, compared to a net gain of € 4.0 million in 2007. Additionally, our interest expense corresponding to credit arrangements and loan facilities increased primarily due to the consolidation of interest expenses of DTN which amounted to € 2.9 million, to interest related to the Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España loan facility to partially finance the acquisition of DTN and to interest generated under the sale and lease-back agreement signed by our subsidiary Telvent Housing in October 2007. Finally, net financial expenses also increased due to an increase in interest costs related to advance payments from financial institutions and due to a decrease in the fair value of our interest rate caps.
Other income (expense)

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2008	December 31,	2007	change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (1,919)	(0.2)%	€ (2,025)	(0.3)%	5.2%
     Other income (expense) for the year ended December 31, 2008 corresponds to losses recognized by our subsidiary, Telvent Brasil, in connection with a project with the local government of the city of Salvador de Bahia, as we believe, due to specific circumstances, that contractual amounts will not be fully collected.
     Other income (expense) for the year ended December 31, 2007 mainly includes payments made for non recurrent penalties imposed in one of our projects in Mexico, in the amount of € 1.2 million. These penalties were imposed on us by our client, Pemex, as a result of delays occurring in the delivery of our SIMCOT projects. These delays were in turn caused by subcontractor delays for which we are currently claiming and expect to settle in the near future.
     Other income (expense) for the year ended December 31, 2007 also includes a payment of € 0.9 million made in the liquidation of certain assets and liabilities related to the activity of naval systems and tactical and maritime simulators, in our Transportation segment, which we held in a joint venture.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006
Revenues

Year Ended	Year Ended
December 31,	December 31,	Percentage Change
2007	2006	2006-2007
(Euros in thousands, except percentages)
€ 624,317	€ 503,844	23.9%
     The increase in our revenues for the year ended December 31, 2007 over the corresponding period in 2006 was due primarily to organic growth in all of our segments, except Environment, and the effect of the revenues from the companies we acquired in 2006 and 2007 in our Transportation and Global Services segments. Telvent Blueshield, Telvent Farradyne, Maexbic, Caseta and Matchmind contributed € 1.2 million, € 40.9 million, € 3.5 million, € 3.1 million, and € 16.9 million, respectively, in revenues for the year ended December 31, 2007, with a contribution of € 1.2 million and € 17.2 million for Telvent Blueshield and Telvent Farradyne, respectively, in the same period of 2006. The most significant organic growth come from our Energy and Global Services segments.
     In the year ended December 31, 2007, we also consolidated additional revenues of € 29.5 million relating to other joint venture partners, and € 40.9 million in the corresponding period of the prior year.
     In addition, revenues were significantly affected by changes in foreign exchange rates, in particular the depreciation of the U.S. and Canadian Dollars versus the Euro. The effect of foreign exchange impact on our 2007 revenues amounted to approximately € 12.4 million.
Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 485,612	77.8%	€ 393,219	78.0%	23.5%
     Cost of revenues decreased slightly as a percentage of revenues for the year ended December 31, 2007, and therefore gross margins increased over the corresponding period in 2006 due mostly to a slight increase in our Transportation and Environment segment gross margins. This was offset, however, by lower Energy segment margins caused by difficulties encountered in one of our large projects in Mexico and a decrease in margins in the Global Services segment (due to our former Public Administration segment). In Mexico, margins were significantly affected due to the recognition of approximately € 5.5 million in losses due to negotiations with Pemex on the completion of certain contracts that were suffering delays.
     Cost of revenues for the year ended December 31, 2007 also included € 29.4 million due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners. Such consolidated costs reduced our gross margin. For the year ended December 31, 2006, such contribution represented € 40.8 million. Excluding the effect of the consolidation of our temporary joint-venture consortiums, our gross margins for the years ended December 31, 2007 and 2006 would have been 23.3% and 23.9%, respectively.
General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 53,900	8.6%	€ 39,850	7.9%	35.3%
     Our general and administrative expenses increased significantly from 2006 to 2007, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2006 and 2007. Telvent Blueshield, Telvent Farradyne, Maexbic, Caseta and Matchmind contributed € 0.4 million, € 7.6 million, € 0.5 million, € 1.0 million, and € 3.2 million, respectively, in general and administrative expenses for the year ended December 31, 2007, with a contribution of € 0.4 million and € 4.0 million for Telvent Blueshield and Telvent Farradyne, respectively, in the same period of 2006. Telvent Farradyne, in particular, incurred in significant non-recurrent general and administrative expenses as a result of its integration process, since it was previously a division of a company with no accounting, finance, legal, administrative, and operations support structure of its own.
     Included within general and administrative expenses in 2007 are legal, accounting, internal control and investor relations costs that we continue to incur as a result of being a publicly-traded company in the United States. We incurred significant internal and external costs during 2007, including audit fees of € 1.9 million, as a result of the work performed throughout the year in order to remediate the material weakness that we disclosed in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007.

     Furthermore, the establishment of a branch office in Sweden to carry out the Smart Metering Management (“SMM”) Vattenfall project contributed to an increase in general and administrative expenses period-to-period.
     Additionally, during the year ended December 31, 2007, we included in general and administrative expenses the accrual for our extraordinary variable compensation plan which amounted to € 1.0 million, with no corresponding effect in the prior year. Furthermore, our stock compensation plans increased our general and administrative expenses in both periods; the impact of these charges was € 1.7 million and € 1.9 million for 2007 and 2006, respectively.
     Although our continuing reorganization and integration efforts produced some cost savings during 2007, such cost savings were partially offset by the expenses described above.
Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 13,668	2.2%	€ 13,730	2.7%	(0.5)%
     The decrease in our sales and marketing expenses as a percentage of revenues was primarily the result of higher selling expenses and sales personnel costs incurred in 2006, prior to the acquisitions we closed in our Transportation segment in connection with our efforts to develop our traffic business in North America and the consolidation of our presence in new regions such as the Middle East and Africa.
Research and Development

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 19,106	3.1%	€ 16,465	3.3%	16.0%
     Our research and development expenses decreased slightly as a percentage of revenues, mainly due to a decrease in our Transportation segment investment in research and development, caused by efficiencies obtained as a result of the technology purchased in the acquisitions we made in this segment in 2006 and 2007.
Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 10,623	1.7%	€ 9,562	1.9%	11.1%
     The increase in depreciation and amortization from 2006 to 2007 was mainly due to the non-cash amortization expense resulting from the intangible assets identified and recognized in the purchase price allocations performed in acquisitions, such as backlog (customer contracts), software and purchased technology and customer relationships. In addition, the increase is due to an increase in depreciation expense coming from our capital leases. The amortization expense related to intangibles identified and recognized in our purchases was € 3.6 million in 2007 and € 3.5 million in 2006.
Financial Expense, Net

Year Ended	Percentage of	Year Ended	Percentage of	Percentage
December 31,	2007	December 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ (9,882)	(1.6)%	€ (6,643)	(1.3)%	48.8%
     Net financial expense increased significantly year-over-year primarily due to interest generated under the credit agreement with Bank of America to partially finance our Telvent Farradyne and Caseta acquisitions, an increase in our indebtedness under the credit arrangement with Abengoa to finance our working capital requirements and an increase in the interest generated by our factoring arrangements due to an increase in the amounts factored under these agreements.

Impact of Inflation
     We historically have not been affected materially by inflation in our core geographies.
B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
     Management believes that our available cash and cash equivalents and cash flow from our ongoing operations will be sufficient to finance our working capital for the foreseeable future. If we have a need in the future for additional liquidity, we will seek to obtain additional or increased lines of credit from Abengoa or third-party lenders.
Operating Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2008	2007	2006	2007-2008	2006-2007
	(Euros in thousands)
Net cash provided by operating activities	€43,138	€13,911	€36,719	210.1%	(62.1)%
     For the year ended December 31, 2008, net cash provided by operating activities was € 43.1 million, compared with € 13.9 million for the year ended December 31, 2007. We had € 16.2 million of non-cash adjustments to net income for the year ended December 31, 2008, including depreciation and amortization charges of € 14.0 million, compared with € 9.0 million of non-cash adjustments to net income, including € 10.9 million of depreciation and amortization charges, for the year ended December 31, 2007. We also included a non-cash adjustment of € (2.0) million related to net foreign currency exchange gains, compared with € 1.3 million of foreign currency exchange losses for year ended December 31, 2007. Additionally, we added back € 1.8 million and € 1.7 million to net income in 2008 and 2007, respectively, as a result of the stock and extraordinary compensation plans in 2008 and to the stock compensation plan in 2007, adjusted € (2.8) million and € (4.8) million in 2008 and 2007 respectively, related to deferred income taxes, adjusted € 2.3 million in 2008 and € (0.4) million in 2007 related to our allowance for doubtful accounts and adjusted € 2.0 million in 2008 related to interest accrued and not paid under our credit facilities.
     Working capital and temporary joint ventures used € 3.3 million of our operating cash for the year ended December 31, 2008, compared with € 20 million used for the year ended December 31, 2007. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 27.6 million, a € 13.7 million increase in billings in excess of costs and estimated earnings and an € 11.2 million increase in accounts and other long term receivables. These changes were partially offset by the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 34.5 million, the € 8.9 million decrease in related party trade receivables and other assets, a decrease in inventory of € 4.9 million and the incorporation of temporary consortium’s working capital of € 0.9 million.
     For the year ended December 31, 2007, net cash provided by operating activities was € 13.9 million, compared with net cash provided by operating activities of € 36.7 million for the year ended December 31, 2006. We had € 9.0 million of non-cash adjustments to net income for the year ended December 31, 2007, including depreciation and amortization charges of € 10.9 million, compared with € 9.0 million of non-cash adjustments to net income, including € 10.0 million of depreciation and amortization charges, for the year ended December 31, 2006. We also included a non-cash adjustment of € 1.3 million related to net foreign currency exchange losses, compared with € 0.9 million of foreign currency exchange gains for year ended December 31, 2006. Additionally, we added back to net income € 1.7 million and € 1.9 million in 2007 and 2006, respectively, resulting from the stock compensation plans expense, and adjusted € (4.8) million and € (2.8) million, in 2007 and 2006, respectively, related to deferred income taxes. Working capital and temporary joint ventures used € 20.0 million of our operating cash for the year ended December 31, 2007, compared with € 5.9 million provided for the year ended December 31, 2006. Changes in operating assets and liabilities contributed to a decrease in operating cash flow mainly due to the increase in unbilled revenues of € 89.5 million, our increase in inventory of € 3.1 million, and the incorporation of the temporary consortiums’ working capital of € 2.8 million. These changes were partially offset by the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 46.6 million, the increase in our billings in excess of cost and estimated earnings of € 9.6 million, the decrease in related parties trade receivables and other assets of € 18.6 million and the decrease in accounts and other long-term receivable of € 0.7 million.
     For the year ended December 31, 2006, net cash provided by operating activities was € 36.7 million, compared with net cash provided by operating activities of € 6.2 million for the year ended December 31, 2005. We had € 9.0 million of non-cash adjustments to net income for the year ended December 31, 2006, including depreciation and amortization charges of € 10.0 million, compared with € 15.3 million of non-cash adjustments to net income, including € 10.6 million of depreciation and amortization charges, for the year ended December 31, 2005. We also included a non-cash adjustment of € 0.9 million related to net foreign currency exchange gains, due to the impact of the depreciation of the Euro against other currencies on our monetary assets and liabilities, compared with € 0.9 million of foreign currency exchange losses for year ended December 31, 2005. Additionally, we added back to net income € 1.9 million and € 1.4 million in 2006 and 2005, respectively, resulting from the stock compensation plans expense, and adjusted € (2.8) million and € 1.6 million, in 2006 and 2005, respectively, related to deferred income taxes. Working capital and temporary joint ventures provided € 5.9 million to our operating cash for the year ended December 31, 2006, compared with € 23.5 million used for the year ended December 31, 2005. The increase in operating cash for the year ended December 31, 2006 was mainly due to the increase in our accounts payable, accrued and other liabilities and related parties trade payable of € 87.4 million and the increase in our billings in excess of cost and estimated earnings of € 8.2 million. These changes were partially offset by the increase in our accounts and other long-term receivables of € 44.3 million, the increase in unbilled revenues of € 26.7 million, our increase in inventory of € 8.1 million, related parties receivable and other assets of € 8.5 million, and the incorporation of the temporary consortiums’ working capital of € 2.1 million.
Investing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2008	2007	2006	2007-2008	2006-2007
	(Euros in thousands)
Net cash (used in) provided by Investing activities	€(153,500)	€(52,820)	€(44,890)	190.6%	17.7%
     Investing activities used significantly more cash in 2008 than in 2007. We used € 146.9 million to complete our acquisition of DTN in October 2008 and € 1.0 million to make deferred earn-out payments and post-closing adjustments under the Caseta acquisition. We also used € 4.2 million related to investment acquisitions, mainly related to the joint venture agreement signed with the DMS Group, € 7.5 million for the purchase of property, plant and equipment, € 1.9 million for investments in intangible assets and € 9.6 million in an increase in our restricted cash. These effects were partially offset by an increase in cash due to € 17.7 million received from related parties under our credit agreement with Abengoa.
     Net cash used in investing activities in 2007 was € 52.8 million. We used € 23.6 million to make the payment on our Matchmind acquisition in October 2007, € 7.4 million to make the payment on our Telvent Caseta acquisition in April 2007 and € 1.4 million to make deferred and earn-out payments on the previous acquisitions and on the Beijing Blue Shield acquisition. We also used € 5.6 million to make the payment on the acquisition of a 15% of the shares of S21 Sec. In 2007, we also incurred in € 2.9 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and we paid € 11.6 million to related parties under our reciprocal credit agreement.
     Net cash used in investing activities in 2006 was € 44.9 million. We used € 30.7 million to make the payment on our Farradyne acquisition in July 2006, € 5.8 million to make the payment for the remaining 30% of Miner & Miner in February 2006, € 2.4 million to make the deferred and earn-out payments on our Almos acquisition, € 2.3 million to make a first payment on our Beijing Blue Shield acquisition in April 2006 and € 1.7 million to make the payment on our Maexbic acquisition in November 2006. In 2006, we also incurred in € 2.3 million of capital expenditures that were mainly related to the build-out of our facilities and data centers and the establishment of our new headquarters in China. These cash payments were partially offset because we were paid € 4.6 million from related parties under our reciprocal credit agreement.
Financing Activities

				Percentage	Percentage
	Year Ended December 31,			Change	Change
	2008	2007	2006	2007-2008	2006-2007
	(Euros in thousands)
Net cash (used in) provided by financing activities	€104,972	€43,951	€(1,467)	138.8%	(3,096.0)%
     Net cash provided by financing activities totaled € 105.0 million in 2008. During 2008, we had proceeds of € 57.5 million from the agreement with Caja de Ahorros y Monte de Piedad and ING Belgium S.A., Sucursal en España to partially finance the acquisition of DTN. We also had proceeds of € 4.7 million from short-term debt, which includes € 2.5 million borrowed under our agreement with Natixis and € 2.2 million from advance payments of inter-company balances. We repaid € 22.8 million of short-term debt, mainly € 7.7 million repaid from our leasing obligation (which includes a repayment of € 4.4 million from agreement for the sale and leaseback of certain equipment signed in October 2007), € 7.7 million repaid of our recourse factoring agreements and € 5.9 million repaid from several credit facilities of our subsidiary Matchmind. We also repaid € 1.6 million of long-term debt (primarily € 0.8 million and € 0.6 million repaid of the long-term debt with Liscat and Caja de Madrid y Monte de Piedad de Madrid banks, respectively). Additionally, we paid dividends of € 10.2 million to our shareholders and dividends of € 1.2 million to minority interest, we paid € 0.5 million for long term liabilities relating to government loans, borrowed € 0.3 million from our credit arrangement with Abengoa, and received € 78.5 million from the private placement of our ordinary shares in October 2008.
     Net cash provided by financing activities in 2007 totaled € 44.0 million. During 2007, we had proceeds of € 25.3 million from an agreement for the sale and leaseback of certain equipment, signed in October. We also had proceeds of € 40.1 million from short-term debt, which included € 17.0 million borrowed from our line of credit with Bank of America (successor to LaSalle Bank). We repaid € 4.3 million of long-term debt (mainly a repayment of the current portion of long-term debt on the credit facilities with Bank of America, Caja Madrid and ING and Liscat banks) and € 15.8 million of short-term debt. Additionally, paid dividends of € 8.8 million to our shareholders, paid € 0.8 million for long-term liabilities relating to government loans and borrowed € 7.8 million from our credit arrangement with Abengoa.
     Net cash used in financing activities in 2006 totaled € (1.5) million. During 2006, we had net proceeds of € 1.1 million from long-term debt, which included € 0.5 million borrowed under the Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja) credit agreement and € 0.6 million borrowed under an 8-year mortgage for the purchase of a new office in Beijing to establish our China headquarters. Additionally, we had short-term debt proceeds of € 16.1 million primarily to partially finance our Farradyne acquisition, borrowed from under the credit agreement with Bank of America. We repaid € 11.6 million of long-term debt primarily in connection with a repayment of long-term debt related to the credit facility with Bank of America, Fortis Bank, ING and Liscat loans and € 5.8 million of short-term debt primarily related to repayments on the credit facility with Fibra Bank, BSCH, Citibank and Safra Bank. Additionally, we repaid € 1.0 million for long-term liabilities relating to government loans and € 0.2 million from our credit arrangement with Abengoa.
     Our cash and cash equivalents at December 31, 2008, 2007 and 2006 were € 67.7 million, € 73.8 million and € 69.2 million, respectively. We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents. See Note 2 to our consolidated financial statements.
     At December 31, 2008 we had € 18.1 million in restricted cash, which serves as collateral securing certain guarantee obligations that we assumed during the normal course of business. During the year ended December 31, 2008, we also received € 8.6 million due to the deposits that were restricted for use as of December 31, 2007, until the cash was received by the third party, which thereby released our obligation.
     As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We sell, on a revolving and non-recourse basis, some of these trade account receivables, and account for these transactions as sales because we relinquish control of the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our consolidated balance sheets, as we do not retain any beneficial interest in the sold pooled receivables. The accounts receivable non-recourse factoring arrangements under which we recorded the accelerated receipt of cash amounted to € 323.2 million, € 234.4 million, € 164.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, we entered into some accounts receivable factoring arrangements where we are not relinquishing control of the pooled receivables and, therefore, these transactions are not accounted for as sales. The cash received is classified within “Short-term debt” in our consolidated balance sheets. See Note 2 to our consolidated financial statements.
Credit Arrangements and Loan Facilities
     The following discussion is a summary of the material credit arrangements and loan facilities that we or our subsidiaries entered into during 2008, and the total level of borrowings at December 31, 2008. A complete description of our material credit arrangements is provided in Item 10.C. “Additional Information — Material Contracts”.
     Bilateral credit arrangement with Abengoa
     On August 1, 2007 we amended our bilateral credit arrangement with Abengoa to increase the amount available under this agreement to € 60.0 million. Under this credit arrangement, if any of the parties request an advance that would cause the total amount owed by that party to exceed the established credit limit, the other party can decide to lend that amount, at its sole discretion. In such case, according to the terms of the credit agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. During 2008, the credit limit was exceeded with the authorization of Abengoa and thus, the credit agreement was automatically modified. In addition, on June 1, 2007, Telvent México amended its bilateral credit arrangement with Abengoa México to increase the amount available under this agreement to U.S. $30.0 million, leaving a total credit line for Telvent of approximately € 81.6 million.
     The net amounts receivable under the credit arrangements with Abengoa and Abengoa Mexico as of December 31, 2008 were € 17.1 million and € (12.3) million, respectively. We incur no costs and receive no payments under these arrangements unless and until we borrow or loan funds thereunder.
     Sale and leaseback agreement
     On October 11, 2007, Telvent Housing entered into agreements for the sale and leaseback of certain equipment, owned by Telvent Housing, and located in four data centers in Spain operated by us. The agreement was entered into with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. The equipment was sold for an aggregate purchase price of € 26.2 million. We simultaneously entered into an equipment lease agreement under which we leased and continue to use the equipment at the four data center locations. The equipment lease has a term of four years, which will expire on October 11, 2011. Upon the expiration of the term of the equipment lease, Telvent Housing will have the option to repurchase the equipment from the buyers for a residual value of € 1.00. Under the equipment lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30.1 million and payment of all operational and maintenance expenses associated with the equipment. The amount due under this long-term leasing obligation as of December 31, 2008 was € 20.9 million.
     Unicaja
     On January 13, 2009, the Company signed an amendment to its credit agreement with Unicaja to extend the grace period under the agreement to November 10, 2009, therefore extending the term of the credit agreement to 24 years, and as a result of the former, borrowings under this credit arrangement bear interest from the date on which the amendment was signed at one-year Euribor plus a margin of 1.25%. The amount outstanding under this agreement with Unicaja at December 31, 2008 was € 9.9 million.
     Natixis
     On December 4, 2007, Telvent Tráfico entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent may borrow U.S. $12.3 million to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre (“ATTT”) of Panama that came into force on August, 28 2007. We will design and implement all systems and infrastructures and then operate and maintain the system during the following 84 months. ATTT will pay Telvent Tráfico a quarterly investment fee and a monthly operations and maintenance fee. We will in turn sell the quarterly investment receivables to Natixis who will assume Client’s (ATTT) credit risk. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. The amount outstanding under this agreement with Natixis at December 31, 2008 was U.S. $3.4 million (€ 2.5 million).
     ABN AMRO Bank, N.V.
     On April 19, 2007, our subsidiary, Telvent Canada, entered into an agreement to amend its credit agreement dated May 2, 2003 with ABN AMRO Bank N.V. (formerly known as LaSalle Commercial Lending, a division of ABN Amro Bank N.V. Canada Branch) to reduce the amount available under Facility A to U.S. $3.0 million and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. On October 18, 2007, this agreement was further amended to temporarily increase the amount available under Facility A to U.S. $5.0 million for a period of 30 days from October 18, 2007.
     On March 31, 2008, our subsidiary Telvent Canada entered into a credit agreement (the “Credit Agreement”) with ABN AMRO Bank N.V. (the “Bank”) to replace the credit agreement dated May 2, 2003 between Telvent Canada and the Bank (the “2003 Credit Agreement”). The Credit Agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by the Company.
     The first facility (“Facility A”) is a revolving credit line for working capital purposes in a maximum aggregate amount of U.S. $3.0 million. Loans can be advanced in either Canadian dollars or U.S. Dollars, at Telvent Canada’s option. Loans in Canadian dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the Canadian prime rate, at Telvent Canada’s option. Loans in U.S. Dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the United States prime rate, at Telvent Canada’s option.
     The second facility (“Facility B”) is a hedging facility in the maximum aggregate amount of U.S. $6.0 million, solely for the purpose of financing hedging agreements entered into by Telvent Canada. Hedging agreements include any agreement relating to a transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, currency option or any other similar transaction.
     The third facility (“Facility C”) is a credit facility in a maximum aggregate amount of U.S. $12.0 million solely for the purposes of issuing stand-by letters of credit in connection with projects in which Telvent Canada or Telvent USA are required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the Bank.
     The credit facilities are made available to Telvent Canada at the sole discretion of the Bank. Borrowings under the credit facilities are repayable on demand and the Bank may terminate the New Credit Agreement at any time and for any reason. Upon demand or termination, the principal amount of all borrowings outstanding under the New Credit Agreement are due and payable in full within 30 days and Telvent Canada must deposit funds in the Bank for the full aggregate amount of unexpired letters of credit.
     As of December 31, 2008, there was U.S. $0.9 million and Canadian $1.9 million outstanding under Facility A, no amount used under Facility B and U.S. $3.5 million in letters of credit issued under Facility C.
     Bank of America
     On April 28, 2008, our subsidiary, Telvent Traffic, entered into an agreement to amend its U.S. $25.0 million credit agreement with Bank of America, N.V. (successor to LaSalle Bank National Association), dated May 31, 2006, extending the termination date to April 30, 2009. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either

(depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus an applicable margin which is based on the leverage ratio of the Company. As of December 31, 2008, U.S. $25.0 million (€ 18.0 million) was outstanding under this agreement.
     Credit agreement between Telvent Energia and Caja de Ahorros y Monte de Piedad de Madrid
     As of October 28, 2008, the financing obtained by our subsidiary Telvent Energia, S.A. with Caja de Ahorros y Monte de Piedad de Madrid, S.A. was cancelled.
     Bank of Communications
     As of December 31, 2008, € 0.8 million was outstanding under the financing facility obtained by our subsidiary, Telvent China with Bank of Comunications.
     Citibank
     On April 11, 2008, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2009 and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of December 31, 2008, € 0.5 million was outstanding under these facilities.
     ING and Liscat
     As of December 31, 2008, € 1.7 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, from ING and Liscat for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     Syndicated credit agreement with Caja de Ahorros y Monte de Piedad Madrid and ING Belgium S.A., Sucursal en España
     On September 12, 2008, we entered into a Syndicated Credit Agreement (the “Syndicated Agreement”) with Caja de Ahorros y Monte de Piedad Madrid (“Caja Madrid”) and ING Belgium S.A., Sucursal en España (“ING”) pursuant to which Caja Madrid and ING made available a credit facility with a maximum borrowing limit of € 57.5 million to finance part of the acquisition price of DTN. The credit facility is split in two tranches (“Term Loans”) completely drawn upon on October 28, 2008: Tranche A, for € 10.5 million and a maturity date of September 12, 2009; and Tranche B, of € 47.0 million and payable in one installment of € 5.0 million on September 12, 2009 and in annual installments of € 10.5 on September 12 of each year thereafter until fully repaid, with a final maturity date of September 12, 2013. Term Loans under the Syndicated Credit Agreement bear interest on the outstanding principal amount at a rate equal to EURIBOR plus an applicable margin which is equal to 2.25% until June 30, 2009 and thereafter loans under Tranche B will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.5% to 2.25% depending on the Consolidated Net Financial Debt/Consolidated EBITDA ratio. The amount outstanding under this Syndicated Agreement at December 31, 2008 was € 56.9 million.
     Goldman Sachs Credit Partners and General Electric
     Our subsidiary, DTN and certain of its subsidiaries are party to an Amended and Restated First Lien Credit and Guaranty Agreement (the “DTN Credit Agreement”), dated March 16, 2007, by and among DTN, Inc., as borrower, DTN, DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation, as guarantors, various Lenders, Goldman Sachs Credit Partners L.P., as lead arranger, sole bookrunner and sole syndication agent, and General Electric Capital Corporation, as administrative agent. The obligations under the credit agreement are secured by a lien on substantially all of the assets of the borrower and guarantors.
     The credit facilities consist of revolving loan commitments of U.S. $25.0 million, including sub-limits for swing line loans and letters of credit; Tranche C term loans in the original aggregate principal amount of up to U.S. $242.0 million; and an incremental facility of up to U.S. $25.0 million in additional new term loans. The Tranche C term loan facilities mature on March 10, 2013. The revolving commitments terminate on March 10, 2011.
     The change in control that was triggered by our acquisition of DTN’s issued and outstanding capital stock would have constituted a default by DTN under the DTN Credit Agreement at the time the acquisition occurred. Accordingly, DTN requested the consent to the change of control and on September 15, 2008, DTN and its creditors amended the existing credit agreement and entered into the First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, which became effective on October 28, 2008. Under the First Amendment, the lenders consented to the change of control and amended the DTN Credit Agreement to increase the interest payable with respect to the credit facilities. The applicable margin with respect to Revolving Loans and Tranche C term loans that are Eurodollar Rate Loans was increased to 5% if DTN’s S&P Rating and Moody’s Rating is higher or equal than B+ and B1, respectively, from 3%. If DTN’s S&P Rating and Moody’s Rating falls to less than B+ and B1, respectively, the applicable margin will increase to 5.5%. For Revolving Loans and Tranche C term loans that are Base Rate Loans, the applicable margin was increased to 3.75% from 2% if DTN’s S&P Rating and Moody’s Credit Rating is higher or equal than B+ and B1, respectively, and to 4.25% if DTN’s credit ratings are lower.

     The amount outstanding for Tranche C Loans is € 151.3 million (U.S. $210.6 million) as of December 31, 2008. No borrowings have been made under the revolving commitments feature of the credit facility as of December 31, 2008.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of December 31, 2008, we had € 227.3 million of these obligations outstanding.
     For a description of our exposure to market risk, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”
Capital Resources
     We expect that our principal uses of funds for the next several years will include acquisitions, joint ventures, new product development, interest and principal payments on our indebtedness, net working capital increases and capital expenditures. We intend to finance our growth objectives through cash generated by our business activities. Management believes available resources are sufficient to fund our business for the foreseeable future.
     In the future, we will continue to be involved in “Build-Operate-Transfer” projects if the trend toward outsourcing certain activities by our potential customers continues to evolve. In these transactions, we may be required to fund an equity investment in projects or to finance the development and installation of the facilities for the project. These equity investments would increase our need for capital.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2008, 2007 and 2006, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
     An understanding of our accounting policies for these items is critically important to understanding our consolidated financial statements. The following discussion provides more information regarding the estimates and assumptions used for these items in accordance with U.S. GAAP and should be read in conjunction with the notes to our consolidated financial statements.
     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:
•	revenue recognition;

•	factoring of trade receivables and allowance for doubtful accounts;

•	consolidation of variable interest entities;

•	derivative instruments;

•	accounting for uncertainty in income taxes;

•	stock-based compensation; and

•	goodwill and other intangible assets.
Revenue Recognition
     We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These contracts generally fall into one of the following categories:
•	products and services solutions projects — which are typically long-term fixed-price contracts (in excess of a year) and maintenance contracts in the Energy, Transportation, and Environment segments; and

•	managed services — which includes leasing arrangements, maintenance, monthly and hourly fixed-rate contracts, and research and development activities funded by government agencies and other third parties.

•	information and electronic communication services — since our acquisition of DTN, we provide business-to-business information and communication services focused on the agriculture, energy and environment (weather business) markets. We deliver on-demand market information, commodity cash prices, industry news and in-depth analysis, location-specific weather via satellite and over the Internet and we publish the Progressive Farmer magazine, in the United States focusing on the information needs of commercial farmers and landowners.
We recognize revenue when the following four basic criteria are met:
•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is probable.
     For product and services solutions contracts, revenue is recognized in accordance with the provisions of Statement of Position (“SOP”) No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. In general, SOP No. 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses. We use the cost-to-cost method to measure our progress towards completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date.
     Additionally, part of our product and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, Software Revenue Recognition and SOP No. 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term or other factors appropriate to the individual contract of sale.
     Because these estimates may require significant judgment, depending on the complexity and length of the services, the amount of revenues and profits that have been recognized to date are subject to revisions. We regularly review our progress on these contracts and revise the estimated costs of fulfilling our obligations. If we do not accurately estimate the amount of costs, or hours required, or the scope of work to be performed, or if we do not complete our projects within the planned periods of time or do not satisfy our obligations under the contracts, then our revenues and profits may be significantly and negatively affected and losses may need to be recognized. Revisions to our revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.
     For our managed services contracts, we recognize revenue earned on the leasing, maintenance and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements under which there is a fixed-rate per hour charge, we record income based on time incurred to date.
     We include amounts received for research and development activities in unearned income and amortize such amounts into income in the period during which the related services are performed and the revenue is earned.
     In contracts for both products and services solutions and managed services, we may bill the customer for advance payments prior to performing the service, which would require us to record a liability as “Billings in excess of costs and estimated earnings” In our consolidated balance sheets. In other contracts, we may perform the service prior to billing the customer, which would require us to record unbilled revenue.
     Additionally, since the acquisition of DTN, part of our revenues are derived from the delivery of business-to-business information and communication services. For these services, we charge a recurring subscription fee and, in many instances, a one-time service initiation fee. The subscriptions generally are contracted for an initial period of between one and three years and generally are billed quarterly in advance. Payments received in advance of the service period are deferred and recognized as the services are provided. Subscription revenue from the Progressive Farmer magazine is recognized over the term of the subscription period. Professional services and equipment sales are recognized upon customer acceptance. Service initiation fees are deferred and recognized in income over the term of the contract. Communication services generally are billed monthly in arrears based on the number and length of the messages delivered to subscribers, but are recognized in revenue as the services are provided. Advertising revenues are recognized in the period or periods that the advertisement is served. Amounts received from customers that have not yet been earned are classified as “Billings in excess of costs and estimated earnings” in our consolidated balance sheets.
Factoring of trade receivables and allowance for doubtful accounts
     We have entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of cash on available trade accounts receivable. Under our factoring agreements, we sell on a revolving and non-recourse basis, certain of our trade accounts receivable (the “Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because we have relinquished control of the Pooled Receivables and we do not maintain any continuing involvement with the sold assets. Accordingly, the Pooled Receivables sold under these facilities are excluded from receivables in our consolidated balance sheets.
     In addition, for those trade receivables that remain on our consolidated balance sheets, we record an allowance for doubtful accounts when we consider there are probable but unconfirmed losses in the collection of such accounts receivable balances. A specific receivable is reviewed for impairment when, based on current information and events, it is deemed probable that contractual amounts will not be fully collected. Factors considered in assessing uncollectability include a customer’s extended delinquency and filing for bankruptcy. An impairment allowance is recorded based on the difference between the carrying value of the receivable and the expected amount of collection.
Consolidation of variable interest entities
     Following the issuance of FIN 46, Consolidation of Variable Interest Entities, as revised in December 2003 by FIN 46-R, we consolidate certain joint venture arrangements, or Union Temporal de Empresas (“UTEs”), as described in Note 8 to our consolidated financial statements. These joint ventures are considered to be variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, we consolidate those joint ventures where we are the partner most closely associated with the joint venture.
     Determination of whether a de facto agency relationship exists between us and the other venture partners because of transfer restrictions is based upon the facts and circumstances of each agreement and requires judgment to assess the substance of the restriction, and in particular whether or not the “restricted party” has the ability to realize or manage its economic interest in the UTE and the reasons and economic rationale behind the restrictions placed on that party. A different interpretation or assessment of the restriction may lead to a conclusion that a de facto agency relationship does not exist and may mean that certain UTEs would not need to be consolidated under FIN 46-R.
     Once we have determined that a de facto agency relationship does exist, further judgment is required to identify which party is the primary beneficiary. Under FIN 46-R, as the venture partners in a UTE are exposed to a majority of the UTE’s expected losses and expected residual returns, one of the venture partners must be deemed to be the primary beneficiary and the party in the group that is most closely associated with the UTE is considered to be that beneficiary. This is based on an analysis of all relevant facts and circumstances, including the nature of the relationships between, and activities of, the parties involved. A different interpretation of these facts and circumstances or different assessment of who is most closely associated with the UTE could result in a conclusion that a different venture partner is the primary beneficiary and in that case we would not consolidate that UTE.
     Under the current accounting treatment, total assets coming from these consolidated entities amounted to € 90,673 and € 36,252 as of December 31, 2008 and 2007, respectively. Total revenue recognized with respect to these consolidated joint ventures was € 67,997, € 42,526 and € 48,577, including € 53,551, € 29,515 and € 40,947 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2008, 2007 and 2006, respectively. Total cost of revenues recognized with respect to these consolidated joint ventures was € 68,160, € 42,154 and 47,919, including € 53,640, € 29,372 and € 40,761 of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2008, 2007 and 2006, respectively.
Derivative Instruments
     All derivative contracts are recognized in our consolidated financial statements and are measured at fair value regardless of the purpose or intent for holding them. We, as part of our foreign currency risk management program, have entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, we have entered into interest rate caps and swaps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although all forward exchange contracts and interest rate caps and swaps are used solely as economic hedges, we begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within our consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value, recorded directly against earnings.
     We also enter into certain long-term binding contracts that are denominated in a currency that is neither the functional or local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and similar to freestanding derivatives, is recorded at fair value within the consolidated balance sheets with related gains and losses recorded in earnings.
     The inputs used to calculate fair value of our derivatives are Level 2. These inputs are other than quoted prices (included in Level 1). The used inputs are observable for the asset or liability, either or indirectly through corrobation with observable market data. Our valuation tecnique to calculate fair value of our forward contracts is based on discounting estimated future cash flows. We estimate future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date. The fair value of our interest rate caps and swaps is determined using inputs other than quoted prices in active markets (i.e. rate of 3 to 12 months both EURIBOR and LIBOR). The valuation of derivative assets and liabilities, and the identification and valuation of embedded derivatives requires the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Accounting for Uncertainty in Income Taxes
     During the year ended December 31, 2007, we adopted the provisions of FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. FIN 48 supersedes SFAS No. 5, Accounting for Contingencies, as it relates to income tax liabilities and changes the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. Upon adoption of FIN 48, we have recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. We will adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes.
Stock-Based Compensation
     As a result of the adoption of SFAS No. 123R, Share-Based Payment, on January 1, 2006, we designated our formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by the Company’s employees under the plan. As the shares sold under the incentive plan consisted of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. We chose the modified prospective application transition method allowed by SFAS 123R. Amounts previously classified under the “deferred stock compensation” caption of the consolidated statements of shareholders’ equity were reclassified to “additional paid-in capital”.
     In addition, we apply SFAS 123R to account for the share acquisition plan established by our parent company Abengoa in 2006 related to its shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including members of the senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under SFAS 123R, and is treated similar to a stock option plan. A valuation of the plan was performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
Goodwill and Other Intangible Assets
     Goodwill is tested for impairment at least annually at a reporting unit level and written down when impaired. We test goodwill for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. See Notes 12 through 14 to our consolidated financial statements.We have selected December 31 as the date as of which we will perform our annual goodwill impairment tests. No impairments were recognized for the years ended December 31, 2008, 2007 or 2006.
     We have also recorded intangible assets with finite lives in relation to our acquisitions. These comprise customer contract (backlog) and both contractual and non-contractual customer relationships, purchased software technology, trade names and in-process research and development. We based the value of these intangible assets on independent valuation reports. We are amortizing the intangible assets over their estimated useful lives which are one to five years for customer contract backlog, two to ten years for customer relationships, and five to ten years for purchased software technology, two to five years for software development and licenses, three to four years for non-compete agreements and five years for the Caseta trade name. In-process research and development is amortized immediately after acquisition. If our estimates of useful lives were to change, we could be required to accelerate or defer the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets.
     Finally, we recorded indefinite-life intangible assets, or brand-names, in the purchase of Telvent Miner & Miner, Telvent Farradyne and Matchmind and trademarks arising from the purchase of DTN. These “brand name” intangibles are not amortized but are instead tested annually for impairment. See Note 12 to our consolidated financial statements.
Recent Accounting Pronouncements
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the de-consolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this Statement requires that a parent recognize a gain or loss in net income when a subsidiary is de-consolidated. Although this Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, the Company has applied the effect of this change on a retrospective basis to the Consolidated Financial Statements and Notes for the years ended December 31, 2007 and 2008 and related information. Amounts reported in prior periods have not changed but have been reclassified to conform with the current period presentation.
     In addition, as described in Notes 13 and 20, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24.6 million on October 22, 2007. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010 and 2011 respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 20.0 million. Related to the retrospective application of SFAS 160 described above, the obligation for the Company to purchase these equity instruments for cash has been recognized as a financial liability, also on a retrospective basis as required by EITF Topic D-98 Classification and Measurement of Redeemable Securities issued in March 2008. EITF Topic D-98 required this amount to be classified as a liability at its fair value no later than the effective date of SFAS No. 160 for all periods presented.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. This Statement replaces SFAS No. 141, Business Combinations, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This Statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this Statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply this Statement before such date. We expect that adoption of this statement will significantly affect the way we account for our future business combinations.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is an amendment to FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities. In addition, it encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Specifically, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No.133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows, and will be providing the necessary disclosures upon adoption of this Statement.

     In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts. This Statement is applicable only for stock life insurance enterprises and property and liability insurance enterprises. Hence, the statement does not apply to the Company and will not have an impact on its operations.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     We have made investments of € 19.1 million, € 19.1 million and € 16.5 million in research and development in 2008, 2007 and 2006, respectively. We invest in maintenance and enhancement of the existing products and solutions; in development of new products; and in new research programs to support our strategic position as a company providing IT for a sustainable and secure world in multiple industry segments. Our research and development programs are carried out by our network of product and competency centers. Product centers provide infrastructure technologies and system architectures that underpin all of our solutions, while competency centers develop high-value-added, industry specific, advanced real-time and business process applications. The competency center applications can be deployed on a stand-alone basis or in concert with product center infrastructure products. As in past years, our product and competency centers continued to allocate a substantial investment in pure research that typically utilizes a public funding component and collaborative research with universities, research centers and corporations.
D. TREND INFORMATION
Energy
Electricity
     We expect that a portion of our revenues and growth for 2009 will be driven by our smart grid solution (“SGS”) suite, a strategic initiative to integrate and deliver highly integrated metering infrastructure, operational and network automation applications for electric utilities worldwide. SGS at Telvent is more than a re-packaging of existing traditional offerings for electric utilities. SGS is a highly integrated, loosely coupled suite of solutions on an innovative, high performance and powerful framework that allows for cost-effective and incremental integration of SCADA, enterprise GIS, outage management (OMS), distribution management (DMS), substation automation, and a smart metering infrastructure. Telvent’s differentiators in this initiative are our common highly secure infrastructure and “backbone” applications leveraging the power of unprecedented integration. As a system integration platform, Telvent’s SGS suite allows for integration of third-party metering, RTU, Customer Information System (CIS), Mobile Workforce Management (MWFM) and other hardware and subsystems to maximize the utility customer’s existing investments. The solution suite responds to key market demands of the North America and Western Europe markets and is poised to help customers take advantage of significant industry regulatory and stimulus incentives. We have already experienced specific interest in Telvent’s SGS suite in Europe, North America and Latin America, where we are well-established.
     An important focus for the year 2008 was to establish ourselves as an innovative and distinctive market player in Smart Grid technology while our customers prepare to launch smart grid initiatives. We believe that in 2009 we can leverage that work, along with our world-class Vattenfall AMI project reference, to produce growth coming from this sub-segment. Fundamental to our strategy is to continue to rapidly expand our user base of key technologies in operations, metering and network automation. The trend of one new account a week in one of these technologies has continued and the base is nearing 450 electric utilities. This is well supported by the total pipeline of opportunities in our Electricity sub-segment.
     While there is a great deal of concern over potential cancellation or delay of projects in 2009 due to the current financial crisis, we believe that our strong pipeline, regulatory pressures and stimulus packages in several geographies will offset this.
     In addition, and particularly evident in the North American market, perhaps due to the lack of investment over the past decade, we foresee increasing interest in our DMS technology by utilities. This interest is being driven by the various Smart Grid initiatives, and the need to embed more intelligence in the network. We expect that trend to be positive since our SGS offers a market-leading DMS technology, well integrated with all the possible Smart Grid initiatives.
     Another area in which we are anticipating growth, is the integration of “green” renewable energy either under construction or ready to “connect” to the grid. These initiatives are creating pilots and projects in the geographies we serve. We believe our relevant experience and references in this area are important differentiators and our investment in technology development in IT systems for solar power, biodiesel and bioethanol plant projects, may position us favorably as the projects develop globally.
     Finally, we believe we will see the advantage provided by our Smart Metering Management project with the Vattenfall project completed and, in 2009 we hope to develop similar projects that are being already pursued in our pipeline.
Oil & Gas
     In North America, a strong fourth quarter in bookings in 2008 provides an optimistic revenue outlook entering 2009. Our 2008 results were better than expected in our simulation and advanced applications business and we see a continuing focus in this area in the established markets of North America and Latin America. We are sensing some interest in providing services to our customers under the new “software as a service” and “information as a service” business models in the near future, particularly in our portfolio of advanced applications such as power optimization, simulation, training and hydraulic modeling. This model should leverage our newly acquired world class data centers in Minneapolis, Minnesota and Omaha, Nebraska.
     Our customers in this unit continue to drive toward implementation of new solutions fueled by increased industry and regulatory pressures around cyber-security, public and environmental safety and energy efficiency and conservation in operations. We expect revenues to show a good start in 2009 as a result of the healthy backlog and strong early sales prospects.
     In Mexico, where we have resolved the difficulties encountered in one of our main projects with Pemex, our pipeline of opportunities is increasing, which we believe may result in new project bookings in 2009. We believe these new bookings will provide a strong foundation for regional revenue growth in 2009. In the rest of Latin America, we also expect the upward trend in revenues to continue, based on substantial bookings in the fourth quarter of 2008 and strong booking forecast for 2009. It is important to point out that in the Latin American market, many of the opportunities are being driven by operations budgets rather than capital expenditures, as efficiency and optimization of operations become a focus for our customers during times of lower oil prices.
     In Asia, we believe that prospects in China continue to be strong for 2009, as customers focus on infrastructure investment in response to the challenging global economic situation. We see also that large Chinese engineering, procurement and construction (“EPC”) are making investments, primarily in the Middle East, Asia and Africa, which should present additional opportunities for us. In Australia, we will continue to leverage its local presence to pursue a growing market in operational and optimization solutions.
     Prospects in the Middle-East and Africa regions continue to be strong despite declining oil prices. This is due to the low cost of production in the region and continued focus on operational efficiency. We are utilizing its local organization in Abu Dhabi to provide a base for expansion in the region, with both the Gulf States and Saudi Arabia being the target markets.
Transportation
     Government agency and municipality budgets have already been reduced for 2009 and we believe that investment in the private sector is expected to slow down due to difficulties in obtaining financing for new projects. On the other hand, most of our business in Transportation is related to critical infrastructure to be built or maintained with none or few delays allowed by users. In addition, we are optimistic that the stimulus packages approved by most of the international governments to boost the economy will likely include significant investments in transportation.
     In Europe, our Spanish traffic activity is maintaining a consolidated position. We believe that good opportunities to strengthen our leading position in urban traffic market may come from the Spanish Local Investment Plan, which is focused on the promotion of public works at the municipalities along the next two years. Traffic safety is still a high priority for the Spanish government; moreover, enforcement activities are receiving big investments from national and municipal funds, mainly in violations processing systems. In addition, we believe the 2005-2020 Spanish Railway Investment Plan (PEIT), whose aim is to bring railway into urban areas, should create new opportunities in 2009 and going forward, with the construction of new light railway lines and the extension of the existing subway networks with fare collection systems. The Spanish Road Traffic Authority (DGT) has planned significant investments in 2009 on ITS systems, and the Spanish Ministry of Public Works, which is trying to achieve European Union safety requirements for tunnel infrastructures, is expected to promote 2009 major investments in tunnel infrastructure renewal projects during 2009, which should give us the opportunity to maintain and reinforce our consolidated position.
     Elsewhere in Europe, we are managing different ITS projects in Denmark and Ireland, and we are continuing our sales and marketing efforts to position Telvent as a leading technology provider of ITS systems. Likewise, new opportunities are emerging in Central and Eastern Europe, mainly as a result of the boost of investments in infrastructures as consequence of the entry in the European Union of many Eastern countries. The opportunities which may arise in the next few years, are mainly in the tollway area, where we are already participating in several technological projects for the implementation of satellite toll systems.
     In North America, in 2009 and 2010, we believe that transportation funding will benefit from the U.S. Recovery and Reinvestment Act of 2009, referred to as the Stimulus Package. The Stimulus Package is expected to significantly increase funding for transportation investments and also benefits ITS systems that improve efficiency and performance of our transportation infrastructure. The deployment of ITS systems should continue to increase within the transportation industry. The toll industry, where we bring a complete solution portfolio to deal with open road tolling and HOT lanes, is expected to continue growing with significant new investments in systems renewals towards electronic tolling and open road tolling and new highways and HOT Lanes opportunities. Finally, new investments in public transit is expected to increase our presence in this area, given our wide experience in control systems and automatic collection systems.
     In Latin America, several countries (such as Brazil, Argentina, Colombia and Mexico) are starting to implement new road safety investment plans, mainly based on Spanish national enforcement plan experience, where we have actively participated. In addition, other countries (such as Venezuela, Mexico and Brazil) are expected to continue developing their national railway investment plan, with the renewal and construction of new railway infrastructures, which we believe represents new market opportunities for us in this region. Finally, we believe that our growing and solid position in the Mexican maritime sector should facilitate us to participate in several new maritime projects in other countries (such as Venezuela and Brazil).
     In the Asia-Pacific region, we believe that the renewal and extension of China’s railway network has become a priority for the Chinese government, which may provide us great opportunities in this region. Other countries, such as Malaysia, Vietnam or India are involved in strong investment processes in new road infrastructure construction during the next few years, which may provide us the opportunity to strength our market position in mobility management solutions. Finally, India has planned strong investments in new transportation infrastructures, which not only include road infrastructures but also railway network construction, which should represent new market opportunities for us.
     In the Middle East and Africa regions, we have established a local office in Saudi Arabia, which is giving us the opportunity to participate in new projects in the region. We are currently carrying out several railway projects awarded by local governments in North Africa and we believe this should represent a significant opportunity for future growth in the region.
Environment
     As we anticipated, the restructuring of the Environment segment undertaken in 2007, aimed to increase our industry orientation and to update and strengthen our technological solutions and competences, has resulted in considerable growth in 2008. We expect this trend to continue during 2009. In addition, we believe the business prospects that we already have in our pipeline of identified opportunities, along with our strong backlog, should result in significant revenues in 2009, boosting again significant growth.
     Water scarcity is already a global phenomenon that is likely to worsen in the future. Consequently, water prices have been increasing steadily over the past years, making the commodity more valuable. In addition, we believe that the increase in population and consumption will drive an increase in water consumption. All these facts, combined with our solid position as a supplier of IT products and services related to water and new capital investments from private and public entities in charge of water management, should represent a good foundation for long-term growth in our water utilities business. We believe that we are well positioned to further penetrate the water market, given our track record in water distribution and integrated water cycle management and our demonstrated skills to manage large engineering, procurement and construction contracts.
     We believe that we have a well distributed workforce across geographies providing access to new projects in key geographies. In addition, we believe that our DTN acquisition reinforces our access to a broad base of public entities in the United States, which should result in a considerable increase in our market share in North America.
     We expect that developed economies will continue incorporating technology for improving efficiency and prevention. In addition, significant growth is also expected in Asia and the Middle East regions. However, we believe Latin America still remains an uncertain market in terms of real opportunities.
     Regarding our activities in environmental observation, given our experience in this field, we believe we may have real opportunities in climate and weather forecasting applied to key economical sectors and activities, in early warning systems (atmospheric and hydrologic extreme events), in weather real-time observation and climate monitoring, in the improvement of the efficient water management, usage and treatment. Our combination of observation and forecasting skills places us in a unique position to pursue a high level of opportunities around the provision of highly valuable services and business process outsourcing for most of our customers in developed countries.
     Finally, we expect that the environmental business will be driven in the mid-term by several conditions happening in the world, such as climate change and its main consequences; terrorist threats; increased energy regulations and quality standards; privatization and liberalization; increasing efficiency through technology; etc.
Agriculture
     Our premium subscription services business continues to grow through solid execution and ongoing focus on important product improvements supported by continued market volatility driving demand for our products. In addition, our early-stage initiative in online grains trading is beginning to make a contribution. Subsequently, we have seen both improved sales productivity and increased retention rates. We expect these trends to continue through 2009.
     Our Progressive Farmer farm publication has experienced year-over-year growth in 2008. We have worked to reposition the publication as a “must have” resource for farm producers as CEOs. Higher value content and a move back to core farm production and management content has resulted in increased interest from advertisers and readers alike. We expect to see strong execution resulting in continued growth through 2009.
     Our Agriculture trading and risk management solutions also have continued to grow through 2008 as the result of increased market volatility and a strengthening of proprietary agriculture content. With continued focus on deepening and further differentiating our solutions to broaden our role in the agriculture supply chain, we expect continued growth in 2009.
Global Services
According to our different business activities, we find the following trends and opportunities for 2009:
1.	Business Consulting
-	Opportunity to expand in Europe our consultancy offer. A report released by The European Federation of Management Consultancies Associations (“FEACO”), reveals that the European Management Consulting Market was worth an estimated €81 billion in 2008. In the European region, FEACO reported that currently Germany is the largest market and the United Kingdom is the second market for consulting in Europe. France or Spain were ranked third, depending on the criterion used. Turnover from consulting was higher in France than in Spain, whereas the total sales in Spain were higher than those in France. According to

FEACO, consulting services (business consulting and IT consulting) accounted for 57% of the total turnover in IT services in Europe, outsourcing for 20% and development and systems integration for 20%.

-	Open Innovation through alliances: we believe this activity will be the key to the future growth of our business. We think that innovation is one of the main enablers of competition in this market and the only possible means of survival for organizations, which must innovate in order to gain differentiation. The technologies available in the IT sector have an enormous potential to help other enterprises in this innovation process. We believe that joining efforts with our partners, forging alliances with the main players of the sector, will generate the necessary synergies and economies of scale to move forward innovation in our organization.
2.	Integration and development
-	Increased need for IT security. According to Akamai, a provider of managed on-line services, during the third quarter of 2008, attacks to the traffic in the internet have continued to increase. In the current information society, technologies change the operating landscape fast and increase the amount of data that must be managed by organizations. Enterprises are now seeing the value and relevance of information, which is becoming more critical for their core business. As a result, we believe their concern about IT security is higher than ever.

-	Public sector investments. We foresee public investments with the main purpose of reactivating the economy in Spain and many other countries. We expect specific growth in three areas:
o	Government: We are well-positioned to provide solutions in all the areas of electronic citizen’s access to public administration. We empower more than 2,500 municipalities to develop a secure access to their electronic procedures serving a population of more than 30 million people.

o	Homeland Security: We believe this could be the business unit where there are more possibilities to grow. Terrorism has raised governmental focus on security. This is resulting in the implementation of new and more efficient national security systems and solutions.

o	Healthcare: The improvement of the healthcare systems in many regions such as Asia and Latin America where we already have a strong presence might significantly increase our business activity in this area.
3. Outsourcing
IT technologies unavoidable for cost-cutting and redefining business processes. The global economical crisis is making reducing costs through the whole enterprise a priority. We anticipate that outsourcing of some of the enterprise-critical technological infrastructures can also represent an opportunity for cost cutting.
-	CAPEX can be turned into OPEX with outsourcing. The current economic situation is forcing businesses to lower fixed costs of operations and management in ICT. Enterprises want to have predictable operating costs while looking towards increasing their global efficiency and reducing their OPEX in ICT. For many, the obvious solution is outsourcing. We believe that outsourcing could be a market that grows during times of crisis. In addition, we think that business process outsourcing (BPO) is a new outsourcing line of business with a strategic intent to expand customer relationships and capture one hundred percent of IT related spending.

-	Nearshoring. Some Eastern Europe countries are evolving as a nearshore location for Western European clients because of proximity and language skills. These same advantages might apply to our business due to its proficiency with such a universal language as Spanish and our software factories network around the world (London, Uruguay and Brazil) and in Spain (Avila, Seville, Segovia, Coruña, Madrid, Leon and Vigo).

-	Cloud Computing: we believe this represents our technological future. As per Gartner’s predictions, Cloud Computing will be one of the deepest changes in IT evolution in the next ten years. Companies around the world may consider this alternative to avoid risks, save in the cost of licensees, improve their flexibility and scalability, have high availability and allocate their information around a whole network of data centers, although we do not believe Cloud Computing will be widely adopted by the enterprises during 2009.
4.	IT Infrastructures management
-	The data center demand should continue to rise exponentially. We believe that the demand for data centers in 2009 will increase. We also expect that the space of data centers will increase in Spain during 2009; however, the demand would still exceed the supply, which should result in price increases.

-	New technologies for data centers: Virtualization, SaaS and SOA. We believe that virtualization is a first step towards eco-efficiency and towards service-oriented data centers, where companies will go from managing infrastructures to managing services. We believe that this trend will define the data center market in the following years. The convergence of these three technologies: virtualization, software as a service (SaaS) and service orientated architecture (SOA) will result in an IT dynamic infrastructure that should help align technology and businesses.
E. OFF-BALANCE SHEET ARRANGEMENTS
Guarantees
Performance Guarantees
     In the normal course of business, we provide performance guarantees in the form of performance bonds to customers that secure our fulfillment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as we usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     As of December 31, 2008, we maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€227,345	€17,101	€—
Financial guarantees	28,807	—	—

	€256,152	€17,101	€—

     Financial guarantees include € 24.7 million corresponding to stand-by letters of credit signed in connection with our acquisition of DTN. As described in Note 13, the DTN stock purchase agreement provides for two stand-by letters of credit, for a total amount of U.S. $34.0 million plus interest (€ 24.7 million). The first stand-by letter of U.S. $21.8 million (€ 15.7 million) corresponds to ten percent (10%) of the cash consideration received by sellers that are not designated as Employee Stockholders under the SPA (the “Escrow Amount”). The Escrow Amount secures any post-closing adjustment in the purchase price in our favor and the indemnification obligations of such Sellers. The stand-by letter of credit was deposited into escrow in lieu of cash and secures Telvent Export’s obligation to release the Escrow Amount plus interest in accordance with the terms of the stock purchase agreement. Fifty percent of this U.S. $21.8 million plus the accumulated interest has a maturity date of October 27, 2009 and the remaining fifty percent, plus accumulated interest, has a maturity date on April 27, 2010. The second stand-by letter of credit amounts to U.S. $12.1 million (€ 9.0 million) and corresponds to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit shall secure Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on December 31, 2011.
     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
     We provide warranties in connection with all of our sales contracts, except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, we have not incurred any material unexpected costs associated with servicing our warranties.
Commitments
     As described in Note 6 to our consolidated financial statements, on November 23, 2007, our subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec., increasing our total ownership stake to 15% with a carrying value of € 5,6 million (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to us on or before October 31, 2010, conditional upon the Company or any other company of the Abengoa Group investing € 15 million in the territory of Navarra. We do not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21Sec to the Company at a price not to exceed € 3.9 million.
     On April 27, 2007, we completed the acquisition of 100% of the shares Telvent Caseta. The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S $20.7 million on the aggregate purchase price. We are not required to make any future payments that would cause the aggregate purchase price to exceed that limit. During May 2008, Telvent Traffic, paid U.S. $1.1 million to the sellers of the shares of Telvent

Caseta in respect of the earn out payment for the year 2007, which was payable to the sellers pursuant to the terms of the share purchase agreement between Telvent Traffic and the sellers. In November 2008, an additional payment amounting to U.S. $0.3 million was made, pursuant to the terms of this share purchase agreement.
     As described in Note 13 to our consolidated financial statements, effective October 2007, we completed the acquisition of 58% of Matchmind for € 24.6 million. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that we will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010 and 2011 respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 20.0 million. The Company adopted Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), in conjunction with its adoption of FAS 160. This standard is applicable for all noncontrolling interests where the Company is subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the noncontrolling interest holder. As described above, the Company was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind. The redemption value of the put (including dividends payable) was € 19.9 million and € 20.0 million for the years ended December 31, 2007 and December 31, 2008 respectively, and is reflected in the Consolidated Balance Sheets as “Redeemable non-controlling interest”. The retrospective impact of applying EITF D-98 resulted in a reduction to opening “Additional Paid in Capital” of € 16.1 million and € 16.6 million for the years ended December 31, 2007 and December 31, 2008 respectively.
     Also as described in Note 13 to our consolidated financial statements, in October 2008 we completed the acquisition of 100% of the shares of DTN for a purchase price of U.S. $250.9 million (€ 186.4 million) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011.
     As described in Note 7 to our consolidated financial statements, we and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC for the purpose of product development. Telvent Energia agreed to make a total investment of € 6.1 million related to the joint venture. As of December 31, 2008, € 4.1 million of this committed investment was made. We are committed and obligated to make payments for the remaining € 2.0 million, which will be paid within two years after the date that Telvent DMS, LLC was registered with the Business Registration Agency in Serbia (May 20, 2008).
     As described in Note 26 to our consolidated financial statements, on February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”). The purchase price was U.S. $1.5 million. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which we will pay a total of U.S. $2.5 million by installments payable every six months starting July 1, 2009. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5.0 million) in respect of contracts bookings signed by Telvent during the four (4) years from 2009 through 2012 related to back-office and customer service center systems.
     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     As of December 31, 2008, we had the contractual obligations set forth in the following table:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Euros in thousands)
Contractual Obligations
Long-term debt	€221,027	€27,532	€27,076	€25,148	€141,271
Short-term debt	56,728	56,728	—	—	—
Deferred and contingent payment on acquisitions	48,227	29,144	19,083	—	—
Capital lease obligations	26,640	8,041	18,584	15	—
Operating lease obligations	119,617	19,808	34,834	27,095	37,880
Reserve for uncertain tax positions	3,522	—	—	—	3,522
Other long-term obligations	9,483	923	858	5,792	1,910
Purchase obligations	64,576	64,576	—	—	—

Total contractual obligations	€549,820	€206,752	€100,435	€58,050	€184,583

     We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties, and request deposits from our customers.

     Long-term and short-term debt include the total amount outstanding under long-term and short-term financing arrangements and is more fully discussed in Notes 16 and 17 to our consolidated financial statements.
     Deferred and contingent payment on acquisitions includes:
•	€ 1.5 million deferred earn-out payment on the Caseta acquisition. In April 2007 we completed the acquisition of Caseta for a total purchase price which includes a payment of U.S. $9 million (€ 6.9 million) made on the closing, contingent and variable earn-out payments subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007 through 2010 and post-closing working capital adjustment payments of up to a maximum payment of U.S. $0.9 million. Our best estimate of the potential earn-out payments under this agreement as of December 31, 2008 amounts to € 1.5 million.

•	€ 20.0 million deferred payment on the Matchmind acquisition, including dividends payable. In October 2007 we completed the acquisition of the 58% of Matchmind under an agreement which provides that we will acquire the remaining 42% in three different phases. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 20.0 million.

•	€ 2.0 million deferred payment on the DMS Group acquisition. In May 2008, we signed a joint venture agreement with the DMS Group LLC (“DMS Group”), based in Serbia, under which both companies established a limited liability company under the name Telvent DMS LLC, Novi Sad (“Telvent DMS, LLC”) for the purpose of product integration. Telvent Energía owns a 49% interest in Telvent DMS, LLC, while the DMS Group owns the remaining 51%. Telvent Energía has agreed to make a total investment of € 6.1 million related to the joint venture. As of December 31, 2008, € 4.1 million of this committed investment was made and the remaining € 2.0 million is recorded as a liability in our consolidated balance sheets, as described in Note 7 to our consolidated financial statements.

•	€ 24.7 million related to the acquisition of DTN. As described in Note 13 to our consolidated financial statements, in October 2008 we completed the acquisition of DTN for a total purchase price of U.S. $250.9 million (€ 186.4 million), including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. As of December 31, 2008, two stand-by letters of credit have been deposited into escrow in connection with this acquisition, for a total amount of U.S. $34.0 million (€ 24.7 million), to secure the deferred payment to employee stockholders mentioned above and to secure ten percent of the cash consideration received by Sellers that are not designated as Employee Stockholders, according to the SPA. The total amount is recorded as a liability in our consolidated balance sheets, as described in Notes 13 and 18 to our consolidated financial statements.
     These acquisitions are more fully discussed in Notes 6 and 13 to our consolidated financial statements.
     Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital lease arrangements. Capital lease obligations also include € 20.9 million corresponding to the agreement signed by our subsidiary, Telvent Housing, for the sale and lease-back of certain equipment located in four data centers in Spain. Operating lease obligations include the amounts owed on leases for corporate buildings. Operating and capital lease obligations are more fully discussed in Note 20 to our consolidated financial statements.
     As we describe in Note 2 to our consolidated financial statements, the reserve for uncertain tax positions corresponds to the provision we recorded upon application of FIN 48 and to the amount resulting from the integration of DTN.
     Other long-term obligations include the total amount outstanding under government loans, customer deposits, the provision for the extraordinary variable compensation plan and other payments due to suppliers, and are more fully discussed in Note 18 to our consolidated financial statements.
     Purchase obligations include any agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ITEM 8. FINANCIAL INFORMATION
B. SIGNIFICANT CHANGES
Change in Presentation
     Effective for the first quarter of 2009, we applied SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the de-consolidation of a subsidiary. The change in presentation was made on a retrospective basis to the Consolidated Financial Statements and Notes for the years ended December 31, 2007 and 2008 and related information. In addition, related to the retrospective application of SFAS 160, we adopted EITF Topic D-98 Classification and Measurement of Redeemable Securities issued in March 2008. EITF Topic D-98 requires the obligation to purchase equity instruments for cash to be recognized as a financial liability at its fair value, also on a retrospective basis and no later than the effective date of SFAS No. 160 for all periods presented.
ITEM 10. ADDITIONAL INFORMATION
C. MATERIAL CONTRACTS
The following information summarizes certain significant terms of our material contracts.
Reciprocal loan agreement with Abengoa
     See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a description of the loan agreement.
Telvent Canada credit agreement with ABN AMRO Bank N.V.
     Under a credit agreement, dated May 2, 2003, Telvent Canada had three separate credit facilities with ABN AMRO Bank N.V. (formerly known as LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch). The first facility (“Facility A”) was a secured revolving credit line for working capital purposes in a maximum amount which was originally up to U.S. $8.0 million (€ 5.9 million) but was reduced by an amendment dated, April 13, 2006, to a maximum of U.S. $6.0 million (€ 4.5 million). On April 19, 2007, Facility A was further amended to reduce the amount available to U.S. $3.0 million (€ 2.0 million) and to confirm that Facility B had been repaid and that no further amounts could be borrowed under that facility. On October 18, 2007, this credit agreement was amended to temporarily increase the amount available under Facility A to U.S. $5.0 million (€ 3.4 million) for a period of 30 days from October 18, 2007. Interest at a rate equal to LIBOR or a base rate index plus an applicable margin, at Telvent Canada’s option was payable on all amounts borrowed under Facility A.
     The second facility (“Facility B”) was a delayed draw, non-revolving, term loan facility in the amount of up to U.S. $5.5 million (€ 4.2 million). Facility B was repaid in full in April, 2006.
     The third facility was added by an amending agreement dated April 13, 2006, under which the credit agreement was amended to reduce the amount of the credit available under Facility A from U.S. $8.0 million to U.S. $6.0 million and to add an additional secured revolving credit facility (“Facility C”) in a maximum aggregate principal amount of U.S. $12.0 million solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA was required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit were calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by ABN AMRO Bank N.V.
     By an amending agreement, dated July 14, 2005, the credit agreement was amended to permit Telvent Canada to borrow amounts up to U.S. $4 million from time to time for working capital purposes from Telvent affiliates. The credit agreement was further amended by an amending Agreement dated December 11, 2007, to amend the definition of “Collateral” to exclude accounts receivable sold to ABN AMRO Bank N.V. under a Master Accounts Receivable Purchase Agreement dated December 11, 2007 made between Telvent Canada Ltd., Telvent USA, Inc., Telvent Miner & Miner, and ABN AMRO Bank N.V.
     All facilities matured in March 2008. All amounts owing under the Credit Agreement were refinanced under a Credit Agreement dated March 31, 2008 entered into between Telvent Canada Ltd. and ABN AMRO Bank N.V.
Telvent Canada refinancing credit agreement with ABN AMRO Bank N.V. (replacing the Telvent Canada credit agreement dated May 2, 2003)
     On March 31, 2008, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into a credit agreement (the “Credit Agreement”) with ABN AMRO Bank N.V. (the “Bank”) to replace the credit agreement, dated May 2, 2003, between Telvent Canada and the Bank (the “2003 Credit Agreement”). The Credit Agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary, Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by the Company.

     The first facility (“Facility A”) is a revolving credit line to be used to refinance all amounts outstanding as at March 31, 2008 under the 2003 Credit Agreement and for working capital purposes in a maximum aggregate amount of U.S. $3.0 million. Loans can be advanced in either Canadian dollars or U.S. Dollars, at Telvent Canada’s option. Loans in Canadian dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the Canadian prime rate, at Telvent Canada’s option. Loans in U.S. Dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the United States prime rate, at Telvent Canada’s option. The indebtedness of Telvent Canada under Facility A of the 2003 Credit Agreement was refinanced under Facility A of the New Credit Agreement on March 31, 2008.
     The second facility (“Facility B”) is a hedging facility in the maximum aggregate amount of U.S. $6.0 million, solely for the purpose of financing hedging agreements entered into by Telvent Canada. Hedging agreements include any agreement relating to a transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, currency option or any other similar transaction.
     The third facility (“Facility C”) is a credit facility in a maximum aggregate amount of U.S. $12.0 million solely for the purposes of issuing stand-by letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the Bank. The obligations of Telvent Canada with respect to stand-by letters of credit issued under Facility C of the 2003 Credit Agreement were refinanced under Facility C of the New Credit Agreement on March 31, 2008.
     The credit facilities are made available to Telvent Canada at the sole discretion of the Bank. Borrowings under the credit facilities are repayable on demand and the Bank may terminate the New Credit Agreement at any time and for any reason. Upon demand or termination, the principal amount of all borrowings outstanding under the New Credit Agreement are due and payable in full within 30 days and Telvent Canada must deposit funds in the Bank for the full aggregate amount of unexpired letters of credit.
     As of December 31, 2008, there was U.S. $0.9 million and Canadian $1.9 million outstanding under Facility A, no amount used under Facility B and U.S. $3.5 million in letters of credit issued under Facility C.
Telvent Traffic North America credit agreement with Bank of America
     On May 31, 2006, our subsidiary, Telvent Traffic, entered into a credit agreement with LaSalle Bank National Association (now with Bank of America as successor to LaSalle). The original amount available to Telvent Traffic under the credit agreement was up to U.S. $20.0 million. On April 24, 2007, Telvent Traffic entered into an agreement to amend the credit agreement to increase the amount available to a maximum of U.S. $25.0 million. The obligations of Telvent Traffic under the credit agreement are guaranteed by the Company. The credit facility is available for partial financing of acquisitions permitted under the agreement. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America or (ii) the London Interbank Offering Rate for U.S. Dollar deposits in the London Interbank Eurodollar market (“LIBOR”), plus an applicable margin which is based on the leverage ratio of the Company. The leverage ratio is the ratio of consolidated debt to consolidated EBITDA (net income plus the sum of expenses for interest, taxes, depreciation and amortization). The minimum margin is 0.75% and the maximum applicable margin is 1.25%. For prime rate loans, interest is payable quarterly in arrears. For LIBOR loans, interest is payable in arrears on the last day of each interest period, which can be one, two, three or six months, as selected by Telvent Traffic. This credit facility is not a revolving facility. By an amendment, effective June 16, 2006, the agreement was amended to reflect that the shares of Telvent Traffic were transferred from the Company to our subsidiary, Telvent Tráfico y Transporte, S.A., on that date.
     By an amending agreement dated April 30, 2007 the termination date of the credit agreement was extended to August 1, 2007. By an amending agreement, dated July 31, 2007, the termination date of the credit agreement was extended to November 1, 2007. By an amending agreement, dated October 31, 2007, the termination date of the credit agreement was extended to December 31, 2007. By an amending agreement, dated December 21, 2007, the termination date of the credit agreement was extended to April 30, 2008. By an amending agreement, dated April 28, 2008, the termination date of the credit agreement was extended to April 30, 2009.
     As of December 31, 2008, there was U.S. $25.0 million outstanding under this agreement.
Telvent GIT, S.A. credit agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A.
     On September 12, 2008, the Company, as borrower, entered into an unsecured loan agreement (the “Loan Agreement”) governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of € 57.5 million, divided into two different tranches: (i) Tranche A, in the amount of € 10.5 million, and (ii) Tranche B, in the amount of € 47.0 million. The full amount of the loans in the amount of € 57.5 million was drawn down on October 28, 2008 to partially finance the acquisition of DTN. The loans bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.25%. However, beginning June 30, 2009, loans under Tranche B will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.50% to 2.25%, depending on the Company’s Net Financial Debt/EBITDA ratio. Tranche A will be due and payable in one installment on September 12, 2009. Tranche B will be due and payable in one installment of € 5.1 million on September 12, 2009 and in annual installments of € 10.5 million on September 12 of each year thereafter until fully repaid.
     The Loan Agreement provides that in the event an entity other than Abengoa obtains control of the Company, a majority of the lenders have the right to demand payment within 15 days of all amounts borrowed by the Company under the Loan Agreement together with all interest, costs and other amounts owing under the Loan Agreement.
     The obligations of the Company under the Loan Agreement are guaranteed by Telvent Export S.L., Telvent Energía, S.A., Telvent Environment, S.A., Telvent Tráfico y Transporte, S.A., Telvent Portugal, S.A., Telvent México, S.A.CV, Telvent Brasil, S.A., Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent GIT, S.A., Telvent Interactiva S.A., Telvent Servicios Compartidos, S.A., Telvent Canada, Ltd, Telvent USA, Inc., Telvent Traffic North America Inc, Telvent Farradyne Inc.
     As of December 31, 2008, the balance outstanding under this agreement was € 56.9 million.
Services agreements with Abengoa
     See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a description of the agreement.
Services agreement with Gestión Integral de Recursos Humanos, S.A. (“GIRH”)
     See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a description of the agreement.
Underwriting agreement with the underwriters of our IPO
     On October 21, 2004, we and certain of our existing shareholders entered into an underwriting agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and SG Cowen & Co., LLC as representatives of the several underwriters, in which (i) the underwriters agreed to purchase from us, and we agreed to sell to them, all of the ordinary shares that we issued in our IPO, and (ii) the underwriters agreed to purchase from the selling shareholders, and the selling shareholders agreed to sell to them, certain of our ordinary held by the selling shareholders prior to our IPO, for a per-share price of U.S. $9.00 per share. We sold a total of 9,247,100 newly-issued ordinary shares, and the selling shareholders sold a total of 107,900 existing ordinary shares, to the underwriters under this agreement, including those sold to the underwriters pursuant to their partial exercise of their overallotment option. We did not receive any of the proceeds of the sale of shares by the selling shareholders to the underwriters. In the underwriting agreement, we agreed that we would make certain reports and information available to our shareholders, we and the selling shareholders agreed to indemnify the underwriters against certain liabilities and we and the selling shareholders agreed to execute ancillary agreements pursuant to which we would not sell or transfer any of our ordinary shares for 180 days after the date of the underwriting agreement.
Lease for principal executive office in Madrid, Spain
     We lease our principal executive offices in Madrid, Spain under a lease dated November 15, 2000 with Valgrande 6 S.A. In January 2005, we and the landlord agreed in writing to reduce the size of the leased premises by 10,557 square meters (113,634 square feet) and the premises was then increased to 34,096.65 square meters (367,013 square feet). By an amendment dated July 1, 2006, both parties agreed to reduce the size of the leased premises by 1,755.29 square meters and now the premises is 32,341.36 square meters. In that amendment, Telvent Servicios Compartidos, S.A. was novated into the agreement in place of Telvent Housing. The rent is adjusted annually in accordance with a consumer price index. In 2008, our rent under this lease was € 4,700,961.46 (VAT included). We also pay our proportionate share of operating costs and property taxes. The initial term of the lease expires on October 1, 2020 and will be renewed automatically for an additional three years if neither party gives notice at least one year before the end of the term that the lease will not be renewed.
Lease for office in Seville, Spain
     Telvent Servicios Compartidos S.A. leases offices at Ronda del Tamarguillo, 29 Plantas 1a y 2a, Seville, Spain under a lease dated February 25, 2004 with Prevision Espanola, S.A. and SUR, S.A. de Seguros y Reaseguros (now Helvetia Previsión, S.A.). For the first two years of the term, the annual base rent was € 404,363. We also pay our proportionate share of operating costs and property taxes. After the second year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index. This facility is 6,126.71 square meters (65,947 square feet). The term of the lease is six years, commencing January 1, 2005 and expiring on December 31, 2010. We may extend the lease for additional one year periods by giving written notice at least six months prior to the expiry of the lease for a maximum of two years.
     Telvent Servicios Compartidos S.A. also leases offices on the third and fourth floors in the same building (Ronda del Tamarguillo, 29 Plantas 3a y 4a, Seville, Spain) under a lease dated July 30, 2003 with Altius Partners, S.L. (now leased from Romero Álvarez, S.A., who purchased the floors managed by Altius Partners, S.L.). The obligations under the lease are guaranteed by the Company.

The rent for the first year of the term was € 60,933 per month. After the first year of the term, the rent is adjusted annually in accordance with a Spanish consumer price index. We also pay our proportionate share of operating costs and property taxes. This facility is 7,820 square meters (84,178 square feet). The initial term of the lease is ten years, expiring on August 1, 2013. The lease will be extended for successive periods of two years each, unless we give notice in writing to the landlord six months before the end of the term, or renewal term as the case may be.
     In 2008, our combined total annual rent under these leases was € 1,595,576.33 (VAT included).
Lease for data center office in Seville, Spain
     Telvent Housing leases offices at Avda. Montesierra 36 in Seville, Spain under a lease dated July 1, 2004 with Decesaris, S.A. This facility is 877 square meters (9,435 square feet). The rent is adjusted annually in accordance with a Spanish consumer price index. In 2008, our annual rent under this lease was € 142,077.89. The initial term of the lease expires on December 31, 2010 and will be automatically extended for a maximum of four successive periods of five years each unless we give notice in writing to the landlord thirty days before the end of the term or renewal term, as the case may be. We are responsible for paying the operating costs related to the facility. All the taxes related with the facility are the owner’s responsibility.
Lease for data center office in Barcelona, Spain
     Telvent Housing leases offices at Acero 30-32, Barcelona, Spain under a lease dated June 27, 2001 with Sertram S.A. The rent is adjusted annually in accordance with a Spanish consumer price index. In 2008, our annual rent under this lease was € 386,494.32. We are responsible for paying the operating costs and property taxes related to the facility. This facility is 2,511 square meters (27,028 square feet). The term of the lease was renewed until January 1, 2010 and will be extended for a maximum of twenty successive periods of one year each, unless we give notice in writing to the landlord six months before the end of the term or any renewal term, as the case may.
Lease for data center office in Lisbon, Portugal
     Telvent Portugal leases offices at Severiano Falcao 14, Lisbon, Portugal under a lease dated July 1, 2008 with Imovest Sociedade Gestora de Fundos de Investimientos Imobiliarios, S.A. The rent is adjusted annually in accordance with a Portuguese index of leasing contracts. In 2008, our annual rent under this lease was € 454,804. This facility is 5,355 square meters (57,641 square feet). The initial term of the lease expires on December 31, 2010. The lease has been and will be extended for successive periods of one year each, unless we give notice in writing to the landlord ninety days before the end of the term or any renewal term, as the case may be.
Lease for office in Calgary, Alberta, Canada
     Telvent Canada leases offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated June 27, 2007 with Pension Fund Realty Limited. This facility is 12,337 square meters (132,800 square feet). The initial term of the lease is for a period of five years from August 1, 2008 to July 31, 2013. The rent under this lease is CAD $2,815,360 per year until July 31, 2013. We also pay our proportionate share of operating costs and property taxes. There is an option to renew for an additional five years by giving at least nine months, but no more than twelve months, written notice prior to expiration. Telvent Canada currently subleases 4,108 square meters (44,218 square feet) to Worley Parsons and 735.8 square meters (7,920 square feet) to Anthony Clark. The sublease for 44,218 square feet to Worley Parsons terminates on June 30, 2009.
     Prior to August 1, 2008, Telvent Canada leased the same offices at 10333 Southport Road SW, Calgary, Alberta, Canada under a lease dated August 7, 2002 with Pension Fund Realty Limited at an annual rental of CAD $1,759,600 per year until July 31, 2008.
Lease for office in Houston, Texas, U.S.
     Telvent USA leases offices at 7000A Hollister Road, Houston, Texas, USA 77040 under a lease dated October 16, 2003 with Baker Hughes Incorporated. This facility is 4,476 square meters (48,177 square feet). In 2008, our annual rent under this lease was U.S. $578,124. We also pay our proportionate share of excess operating costs other than the costs of utilities for normal business hours and property taxes which are included in the rent. By an amendment dated April 25, 2007, the term of the lease was extended until November 30, 2012 at the same annual rent and terms, with an option to renew for an additional three years until November 2015, at a rate to be determined.
Offices in Beijing, China
     Under a purchase contract dated March 17, 2005 with Beijing Development Area Co., Ltd., our subsidiary, Telvent China, purchased a new three-floor, 1,303 square meter (14,025 square feet) office at No. 18-2, BDA International Enterprise Avenue, No.63 lot, Economic and Technology Development Zone, 100176 Beijing, PRC to establish our China headquarters. The total purchase price was Rmb 9,383,821: Rmb 8,219,177 for the building and Rmb 1,164,644 for improvements. The purchase price was paid 40% on closing, with the balance financed by an eight-year mortgage at an initial interest rate of 5.58%. According to Chinese law, the amortization period will be thirty years. As of December 31, 2008, the principal balance under this mortgage was Rmb 3,469,705.

     Under a purchase contract dated May 23, 2006 with Beijing Development Area Co., Ltd., Telvent China purchased a new three-floor, 1,267 square meters (13,640 square feet) steel bar and concrete frame office building at No. 18-1, BDA International Enterprise Avenue, No. 63 lot, Economic and Technology Development Zone, 100176 Beijing, PRC. The total purchase price was Rmb 9.2 million. The initial payment in the amount of Rmb 3.7 million was paid on April 11, 2006, and the balance (Rmb 5.5 million) was financed by an eight-year mortgage from July 22, 2006 to June 22, 2014, at an interest rate of 5.325%, and with monthly payments of Rmb 73,593. In 2008, the interest rate was 7.83%. At the end of the year the interest rate changed to 5.94%. According to Chinese law, the amortization period will be thirty years. As of December 31, 2008, the principal balance under this mortgage was Rmb 4.1 million.
Lease for office in Rio de Janeiro, Brazil
     Telvent Brasil S.A. leases offices in Rio de Janeiro, Brazil under a lease dated October 1, 2007 with Bargoa S.A. (an Abengoa company). This facility is 750 square meters (8,073 square feet). In 2008, our rent under this lease was BZL 108,868 per year. This lease may be renewed annually on October 1st of each year.
Lease for office in Mexico City, Mexico
     Telvent Mexico S.A. de C.V. leases offices in Mexico D.F., Mexico under a lease dated January 1, 2003 with Abengoa Mexico, S.A. De C.V., as amended by Addenda dated January 3, 2005, January 1, 2006, January 2, 2007 and January 1, 2008. This facility is 1,187.48 square meters (12,781.93 square feet) for offices and 740.38 square meters (7,969.39 square feet) for warehouse. In 2008, our monthly rent under this lease was MXN 154,037. The amount of the rent is reviewed every twelve months based on the Mexican inflation index multiplied by 1.10. The term of the lease expires on January 2, 2011. The term of this lease will be extended automatically from year-to-year if at the date of the expiration of the lease neither party has given notice of non-renewal.
Lease for office in Fort Collins, Colorado, U.S.
     On March 1, 2007, Telvent Miner & Miner entered into a lease with Meyers 4701, LLC (“Landlord”) for office space located at 4701 Royal Vista Circle, Windsor, Colorado. The original leased facility was 1,949 square meters (28,082 square feet), but was expanded by the Landlord by approximately 7,100 square feet. The addition was completed July, 15 2007, at which time Telvent Miner and Miner took possession of the addition. The rent under this lease was U.S. $26,221 per month until Telvent Miner & Miner took possession of the addition. The rent under this lease was U.S. $26,221 per month prior to taking possession of the addition and now is equal to the product of the actual size of the leased facility in square feet times U.S. $18.50 per square foot divided by twelve months for a total of U.S. $40,391 per month. Monthly rental payments are subject to a bi-annual increase of not more than 6%. Telvent Miner & Miner also will pay its proportionate share of the operating costs and property taxes. The lease expires July 15, 2013, six years after the date on which Telvent Miner & Miner took possession of the addition. Telvent Miner & Miner has options to renew the lease for three additional terms of six years each by giving notice at least 180 days and no more than one year prior to the expiration of the then-existing lease term. The rent for each renewal term will be the market rate for space of similar size, use and location.
Leases for offices in Perth, Australia
     Telvent Australia Pty. Ltd. (“Telvent Australia”) leases offices at Units 3, 3B and 4, 41 King Edward Road, Osborne Park, Western Australia, under three leases dated July 1, 2008, with Multari Nominees as trustee for the Savterne Pty Ltd. Superannuation’s Fund. The aggregate leased facility comprises 825.10 square meters (8,881 square feet) of office space and 765 square meters (8,234 square feet) of warehouse space. The aggregate rental payments due under these leases for the first year of the initial term is AUD 266,273, plus the proportionate share of the operating costs and property taxes. The rent will increase at 4% a year for the remaining four years of the lease. The initial term of the lease is for a period of five years from July 1, 2008 to July 1, 2013. Telvent Australia has the option to renew the leases for an additional five-year term at market rates.
     Prior to July 1, 2008, Telvent Australia leased offices at Units 3 and 4, 41 King Edward Road, Osborne Park, Western Australia comprising 1,239 square meters (13,336 square feet), under two leases both dated July 1, 2005 with Savterne Pty Ltd. The rent under these leases was AUD 107,956 for the one year period ending July 1, 2008. These leases expired on July 1, 2008.
Lease for office in Culemborg, Netherlands
     Telvent Netherlands B.V. leases offices at Landzichtweg, 70, 4105 DP Culemborg, Netherlands, under a lease dated March 11, 1993 with Kroezen Vastgoed Exploitatie B.V. This facility is 633 square meters (6,813 square feet). The rent under this lease was € 102,951.49 for 2008. We also pay our proportionate share of operating costs and property taxes. The term of the lease was extended from September 30, 2008 until December 31, 2008. By an amendment dated January 15, 2009, the term of the lease was extended from January 1, 2009 through December 31, 2010.

Lease for office in Rockville, Maryland, U.S.
     Telvent Farradyne leases approximately 36,255 square feet of office space on the second floor of the building located at 1390 Piccard Drive, Rockville, Maryland 20850, under a lease dated July 23, 2008 with 1390 Piccard Drive, LLC. The base rent under this lease is U.S. $960,757.50 per year from February 1, 2009 to January 31, 2010; U.S. $997,012.50 per year from February 1, 2010 to January 31, 2011; U.S. $1,069,522.50 per year from February 1, 2011 to January 31, 2012; and commencing on February 1, 2012 (the first date of the fourth lease year), base rent will escalate at a rate of two and one-half percent (2.5%) annually over the remaining life of the lease. We also pay our proportionate share of operating charges and property taxes. The initial lease term is for a period of twelve years from February 1, 2009 to January 31, 2021 and we have the option to renew the term of this lease for one period of five years by giving written notice at least twelve months prior to the expiration of the initial lease term. The rent payable during the renewal term shall be the agreed upon prevailing market base rent and additional rent based on factors such as the general office rental market in Rockville, Maryland and the rental rates being quoted by 1390 Piccard Drive, LLC to comparable tenants for comparable space in the building. This lease is intended to replace the lease for the property located at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852.
     Telvent Farradyne leased offices at 3206 Tower Oaks Boulevard, Rockville, Maryland 20852, under a lease dated November 27, 2002 with GLB Montrose Office Park LLC. This facility is 29,391 square feet. The rent under this lease is U.S. $790,607 per year from April 15, 2007 to April 14, 2008; and U.S. $814,326 from April 15, 2008 to April 30, 2009. We also pay our proportionate share of operating costs and property taxes. The lease expires on April 30, 2009. As of February 2009, Telvent Farradyne has moved from these offices to the offices at 1390 Piccard Drive, Suite 200, Rockville, Maryland 20850.
Lease for office in Columbia, Maryland
     Telvent USA, Inc. leases these offices at W7, W8 and W9, 9160 Red Branch Road, Columbia, Maryland, 21045 under a lease dated December 26, 1998 with Himeles Holdings Limited Partnership, LLP (the successor to Martin S. Himeles) as amended by the following:
•	Letter Agreement dated July 23, 2001 extending the term of the lease for a further three years ending January 31, 2005;

•	First Amendment dated January 3, 2005 extending the term of the lease for a further two years ending January 31, 2007;

•	Letter Agreement dated July 6, 2006 extending the term of the lease for a further one year ending January 31, 2008; and

•	Second Amendment dated December 4, 2007 extending the term of the lease for a further one year ending January 31, 2009 with an option to renew for a further one term ending January 31, 2010.

•	Third Amendment dated January 29, 2009 extending the term of the lease for a further one year ending January 31, 2010.
     The total area leased under the amended lease is 12,985 square feet. The rent under this lease was U.S. $14,489 per month for the one year period ended January 31, 2009. For the period February 1, 2009 to January 31, 2010, the rent payable is U.S. $13,407. We also pay our proportionate share of operating costs and property taxes. The lease expires on April 30, 2009. We have the option to renew the lease for two further one terms ending January 31, 2011 and January 31, 2012 respectively by giving written notice six months in advance. The rent for the renewal lease terms will be U.S. $12,888 per month for the one year renewal term ending January 31, 2011 and U.S. $12,498 per month for the one year renewal term ending January 31, 2012.
Lease for office in Austin, Texas, U.S.
     Caseta leases offices at 211 E. 7th Street, Austin, Texas under a lease dated October 18, 2007 with Highland Resources, Inc. The rent under this lease is U.S. $7,741 per month. Caseta will also pay its proportionate share of any increase in the operating costs and property taxes which is in excess of the amount of those costs for the year 2008. The initial term of the lease is for three years from the commencement date, with the option to renew the lease for two additional one-year terms upon at least 180 days notice from Caseta. Upon any such renewal notice, Caseta and Highland Resources, Inc. will have a period of ninety days to reach an agreement upon the fair market value of the rent (as determined by the rent of office space of similar size, use and location).
Leases for offices in Omaha, Nebraska, U.S.
     DTN, Inc. (formerly known as Data Transmission Network Corporation) leases warehouse space at 11111 “E” Circle, Omaha Nebraska under a lease, dated August 6, 1993 with David J. and Bernard Meyers (later transferred to Meyers Family Enterprises, LLC) as amended by Addenda dated August 6, 1993, August 6, 1993, September 21, 1995, June 19, 2003 and July 1, 2008. The total square footage of the space leased by DTN, Inc. is 28,436 square feet. The initial term of the lease was for five years, expiring December 31, 1998. DTN, Inc. has exercised its option to extend the lease three times. In 2008, the rent was U.S. $7,345.97 per month. DTN, Inc. also pays its proportionate share of operating costs and property taxes. Pursuant to the Addendum dated, July 1, 2008, DTN, Inc. exercised its option to extend the lease for five years, to and including December 31, 2013. Effective January 1, 2009 through December 31, 2013, the rent is U.S. $3.85 per foot (U.S. $9,123.21 per month). DTN, Inc. also has the option to extend the lease for an additional five years to and including December 31, 2018. If DTN, Inc. exercises the option to extend the lease, the rent will be U.S. $4.40 per foot (U.S. $10,426.53) per month effective January 1, 2014 through December 31, 2018. In order to exercise the option to extend the term, DTN, Inc. must provide the landlord written notice prior to June 30, 2013.

     DTN, Inc. also leases office space at 9110 West Dodge Road, Omaha, Nebraska 68114 under a lease, dated January 1, 2008, with Triple Net Properties Realty, Inc., acting as agent for the twenty-four landlords listed therein. The lease is for 106,179 square feet of space on the first, second and third floors of the building. The spaced leased will be reduced by 18,000 square feet effect June 1, 2010, unless DTN, Inc. notifies the landlord in writing by October 1, 2009 that it elects to retain the space. The monthly rent for 2008 was U.S. $168,116.75. Effective February 1, 2009 through December 31, 2009 the monthly rent will be U.S. $172,319.67. DTN, Inc. is also responsible for paying its proportionate share for expenses and taxes. The lease expires May 31, 2017 and DTN, Inc. has two successive options to extend the lease for periods of five years.
Stock and Asset Purchase Agreement for the Acquisition of Farradyne
     May 18, 2006, Telvent and our subsidiary, Telvent Traffic entered into a Stock and Asset Purchase Agreement with Parsons Brinckerhoff Quade & Douglas, Inc. (“PBQD”), its subsidiary, Farradyne, and PB Energy Storage Services, Inc. (“PB Energy”) under which Telvent Traffic acquired the intelligent transportation systems business of these selling parties (the “Farradyne Business”). Telvent guaranteed the performance by Telvent Traffic of its obligations under the agreement.
     The acquisition of the Farradyne Business occurred in two steps: Telvent Traffic purchased all of the issued and outstanding shares of Farradyne; and Farradyne then purchased certain assets of the Farradyne division of PBQD and certain assets of the Alltech division of PB Energy. Telvent Traffic assumed certain, but not all, of the liabilities of the Farradyne Business, including normal trade and employment liabilities, and obligations related to certain contracts.
     The total purchase price for the Farradyne Business was U.S. $39.3 million, including certain adjustments to the price. A portion of the purchase price in the amount of U.S. $5.0 million was paid into escrow and served as security for PBQD’s and PB Energy’s obligations to Telvent Traffic under the agreement to indemnify Telvent Traffic for any breaches of their representations, warranties and covenants. All amounts which were paid into the escrow have been released to Telvent Farradyne and PBQD pursuant to a settlement agreement under which Telvent Traffic North America received a total of U.S. $2.4 million from PBQD in respect of claims by Telvent relating to the financial statements for the purchased business and adjustments.
     The agreement contains certain covenants, representations and warranties of PBQD, Farradyne and PB Energy. PBQD and PB Energy agreed to indemnify Telvent Traffic against losses and damages resulting from a breach of any of these covenants, representations and warranties up to certain limits. In the case of breaches of certain representations and warranties, such as those pertaining to taxes and title to Farradyne shares, and breaches of PBQD’s and PB Energy’s agreement not to compete with the Farradyne Business for a period of time following closing, there is no monetary limitation on PBQD’s and PB Energy’s indemnification obligations. For breaches of the representations and warranties pertaining to existing litigation and existing intellectual property infringement claims, the limit is U.S. $22,756,810, plus an amount equal to fifty percent of the legal costs that the Company or Telvent Traffic may incur in connection therewith. For breaches of the remaining covenants, representations and warranties, PBQD’s and PB Energy’s indemnification obligation is limited to the escrowed purchase price amount of U.S. $4,999,999.
     Telvent Traffic completed the acquisition of the Farradyne Business on July 3, 2006 (effective as of July 1, 2006). On the closing, an amendment to the agreement was entered into effective July 1, 2006 to make various amendments including updating schedules to the agreement listing contracts to be assigned to Telvent Traffic and obligations to be assumed by Telvent Traffic. To provide for an orderly transition of the operations of the Farradyne Business, PBQD and Farradyne entered into a transition agreement on the closing pursuant to which PBQD has provided to Farradyne certain support services, such as accounting, invoicing and information technology services, for a transition period. PBQD, PB Energy and Telvent Traffic also entered into a cooperation agreement to establish a strategic relationship between the parties to pursue mutually beneficial project opportunities.
Formula Based Stock Compensation Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
Abengoa Stock Purchase Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
2007 Extraordinary Variable Compensation Plan
     See “Item 6. Directors, Senior Management and Employees — Compensation” for a description of this Plan.
Sale & Leaseback Agreement
     On October 11, 2007, Telvent Housing entered into agreements for the sale and leaseback of certain equipment owned by Telvent Housing and located in four data centers in Spain operated by Telvent Housing, including the power, air conditioning, fire detection and protection systems, communications network equipment and security and control systems and all associated connections and other works (collectively, the “Equipment”). Telvent Housing entered into a sale agreement with ING Lease (Espana) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. (collectively, the “Buyers”), under which Telvent Housing sold the Equipment to the Buyers for an aggregate purchase price of € 26,154,818.60, plus approximately € 4,184,770.97 in VAT taxes.

     Telvent Housing and the Buyers simultaneously entered into an equipment lease agreement under which Telvent Housing will lease and continue to use the equipment at the four data center locations. The equipment lease has a term of four years, which will expire on October 11, 2011. Telvent Housing must keep the equipment insured and is responsible for any damage to or loss of the equipment during the term of the equipment lease. Upon the expiration of the term of the equipment lease, Telvent Housing will have the option to repurchase the equipment from the Buyers for a residual value of € 1. The option to purchase may be exercised with thirty days notice to the Buyers provided that all installment payments and other amounts payable under the equipment lease have been paid. Under the equipment lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30,116,945.32 (comprised of forty-seven monthly payments of € 491,213.35 and a final rental payment of € 7,029,918.00), an aggregate payment of € 4,818,717.25 in VAT taxes, and payment of all operational and maintenance expenses associated with the equipment.
Matchmind Agreeements
     On October 22, 2007, Telvent Outsourcing entered into several definitive agreements related to its acquisition of Matchmind.
•	GD 21 and Galian Agreement
     Telvent Outsourcing entered into a definitive agreement (the “GD 21 and Galian Agreement”) with Manuel Galán, Olga Dalmau Reig, Marta Galán Dalmau and Rocío Galán Dalmau (the “GD 21 Sellers”) to acquire 100% of GD 21, S.L. and with José Luis Galí and Carmen Pardo Barrio (together, with the GD 21 Sellers, the “Sellers”) to acquire 94.13% of Galian 2002, S.L. The remaining 5.87% of Galian 2002, S.L., belongs to José Luis Galí. GD 21, S.L and Galian 2002, S.L own 60% of Matchmind. The aggregate purchase price was € 22,380,000, and is subject to certain post-closing adjustments. A portion of the purchase price was paid into an escrow account and will serve as security for the Sellers’ indemnification obligations to Telvent Outsourcing under the GD 21 and Galian Agreement. The Sellers have agreed to indemnify Telvent Outsourcing (other than with respect to claims regarding Matchmind’s damages) for all claims for losses and damages resulting from a breach of any covenants, representations and warranties contained in the GD 21 and Galian Agreement, subject to certain restrictions applicable to all indemnification claims. The Sellers also have agreed to indemnify Telvent Outsourcing for 75% of Matchmind’s claims for losses and damages, subject to certain restrictions applicable to all indemnification claims. Sellers have agreed, for a period of three years, not to (i) compete with Matchmind’s business operations, (ii) solicit business from any company that has a current relationship with Matchmind and (iii) solicit services from any of Matchmind’s or Telvent Outsourcing’s (or any of their affiliates’) employees, managers and directors.
•	Matchmind Purchase Agreements
     Telvent Outsourcing also entered into definitive promissory share and purchase agreements with each of the 26 existing Matchmind management shareholders of Matchmind to acquire the remaining 42% interest in Matchmind over a three-year period. The purchase price for these subsequent purchases is based upon Matchmind reaching certain EBITDA targets, which will be calculated based upon the annual audited financial statements (the “Financial Statements”) for specified periods. The subsequent purchases described below will be made no later than six months after the prior year’s Financial Statements have been approved as required by Spanish law, which together with the Gail Agreement purchase described below, will result in Telvent Outsourcing acquiring a 12% interest in Matchmind in 2009, a 10% interest in 2010 and a 20% interest in Matchmind in 2011.
•	Gali Agreement
     Immediately upon the consummation of the GD 21 and Galian Agreement, Telvent Outsourcing entered into a definitive agreement (the “Galí Agreement”) with José Luis Gali to acquire the remaining 5.87% of Galian 2002 (representing a 2% interest in Matchmind) over a three-year period. The purchase price for these subsequent purchases is based upon Matchmind reaching certain EBITDA targets, which will be calculated based upon the annual audited financial statements for specified periods. The subsequent purchases will be made no later than six months after the prior year’s financial statements have been approved as required by Spanish law.
Stock Purchase Agreement to Acquire DTN
     On October 28, 2008, our wholly-owned Spanish subsidiary Telvent Export, S.L. (“Telvent Export”) acquired all of the issued and outstanding shares of the capital stock of DTN Holding Company, Inc., a Delaware corporation (“DTN”), in accordance with a Stock Purchase Agreement dated September 15, 2008 (the “SPA”) among Telvent Export, DTN, the stockholders of DTN (the “Sellers”) and GSC Recovery IIA, L.P., as Sellers’ Representative.
     Under the SPA, the purchase price payable by Telvent Export is an amount equal to U.S. $445,000,000 less the amount of DTN’s indebtedness for borrowed money as of the closing date (U.S. $217,561,366.75), plus the cash held by DTN and its subsidiaries on the closing date and also certain other adjustments (the “Equity Value”). DTN’s indebtedness for borrowed money was not repaid in connection with the closing and DTN continues to be obligated to repay such amounts outstanding when due. The Equity Value as of the closing was U.S. $247,871,376.80.
     The Equity Value is payable in two payments: (i) a cash payment which was paid on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Sellers”) which is to paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90 day LIBOR as of the Closing Date adjusted as of the last day of each calendar year, but not less than 4% per annum. The cash consideration was subject to a working capital purchase price adjustment. Telvent Export paid U.S. $211,291,884.94 on the closing on October 28, 2008 and an additional amount of U.S. $1,675,587.09 to the Sellers on January 21, 2009 in respect of the adjustment for working capital. The amount of the deferred payment to be made to the Employee Sellers is U.S. $12,144,164 (subject to certain adjustments) together with interest as described above (the “Deferred Payment”).
     In addition to the purchase price, the Employee Sellers have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011. If the ratio of actual cumulative EBITDA for 2009-2011 to the target EBITDA is less than 0.90, no premium or earn out payment will be paid over the deferred purchase payment to the Employee Sellers under the SPA.
     The cash consideration is subject to an escrow in an amount equal to ten percent (10%) of the cash consideration payable to the Sellers other than the Employee Sellers (the “Escrow Amount”) to secure the indemnification obligations of such Sellers (the “Non-Employee Sellers”). At the closing, Telvent Export deposited into escrow a standby letter of credit in the amount of U.S. $23,252,175.62 being an amount equal to the Escrow Amount plus estimated interest until the release date of the escrow. The amount of the standby letter of credit is subject to adjustment to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of the Non-Employee Sellers.
     On the closing, Telvent Export also deposited a standby letter of credit into escrow in an amount equal to the Deferred Payment to secure Telvent Export’s obligation to pay the Deferred Payment to the Employee Sellers on December 31, 2011 plus estimated interest until that date. The amount of the standby letter of credit and the Deferred Payment are subject to adjustment to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of the Employee Sellers.
     The Company agreed to guaranty the indemnification obligations of Telvent Export under the SPA. The SPA contains customary representations, warranties and covenants for a transaction of this type.
     Telvent financed the acquisition partially through the proceeds of the Private Placement (described below), partially through the proceeds of the Spanish Loan (described below) and the balance from the Company’s own resources and proceeds of its IPO.
Private Placement of the Company’s Ordinary Shares
     On September 11, 2008, we entered into purchase agreements (collectively, the “Purchase Agreements”) with certain of our existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., (collectively, the “Investors”), pursuant to which the Investors agreed to purchase, in a private placement transaction, an aggregate of 4,847,059 of our ordinary shares (the “Shares”), nominal value € 3.00505 per share, at a negotiated price per Share of U.S. $21.25 (the “Private Placement”) for aggregate consideration of approximately U.S. $103.0 million. On October 28, 2008, we completed the transactions contemplated by the Purchase Agreements.
     The net proceeds from the Private Placement were used to fund a portion of the cash consideration required for the DTN Acquisition (described above). The closing of the Private Placement was subject to customary closing conditions, and (i) the closing of the DTN Acquisition; (ii) shareholder approval of the issuance and sale of the Shares; and (iii) the valid waiver by the Company’s shareholders of their preemptive right to subscribe for the Shares in accordance with Spanish law. Banc of America Securities LLC and Canaccord Adams Inc. acted as placement agents for certain of the Investors in the Private Placement.
     The Shares sold in the Private Placement were offered to accredited investors in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and/or Rule 506 of Regulation D promulgated thereunder. Contemporaneously with the execution of the Purchase Agreements, we also entered into registration rights agreements with the Investors that required us to file a resale registration statement in respect of the Shares for the benefit of the Investors. On February 13, 2009, the resale registration statement was declared effective by the Securities and Exchange Commission and, as such, can be freely traded by the Investors.
DTN’s Credit Agreement and Guaranty Agreement
     DTN and certain of its subsidiaries are party to that certain Amended and Restated First Lien Credit and Guaranty Agreement (the “DTN Credit Agreement”), dated March 16, 2007, by and among DTN, Inc., as Borrower, DTN, DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation, as Guarantors, various Lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger, Sole Bookrunner and Sole Syndication Agent, and General Electric Capital Corporation, as Administrative Agent. The obligations under the credit agreement are secured by a lien on substantially all of the assets of the Borrower and Guarantors.
     The credit facilities consist of revolving loan commitments of U.S. $25.0 million, including sub-limits for swing line loans and letters of credit; Tranche C term loans in the original aggregate principal amount of up to U.S. $242.0 million; and an incremental facility of up to U.S. $25.0 million in additional new term loans. The Tranche C term loan facilities mature on March 10, 2013. The revolving commitments terminate on March 10, 2011.

     The parties entered into that certain First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008 and which became effective on October 28, 2008, pursuant to which the Lenders waived any event of default arising in connection with the DTN Acquisition (described above). Furthermore, the amendment revised the interest rate payable with respect to the credit facilities. The credit facilities each bear interest at either a rate based on the Eurodollar rate plus either 5.00% or 5.50% (depending on DTN, Inc.’s senior secured long-term public debt rating) or a rate based on the prime rate set forth from time to time in the Wall Street Journal plus either 3.75% or 4.25% (depending on DTN, Inc.’s senior secured long-term public debt rating)

PART III
ITEM 17. FINANCIAL STATEMENTS
We have provided our financial statements under Item 18.
ITEM 18. FINANCIAL STATEMENTS
Our financial statements are at pages F-1 to F-37.

INDEX TO FINANCIAL STATEMENTS
INCLUDED IN ANNUAL REPORT 20-F

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.:	+34 915 14 50 00
Fax:	+34 915 14 51 80
+34 915 56 74 30
www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telvent GIT, S.A.:
Madrid, Spain
We have audited the accompanying consolidated balance sheets of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the three years in the period ended December 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telvent GIT, S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for minority interest (now termed noncontrolling interests) to conform to Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”) effective January 1, 2009, and, retrospectively, adjusted the consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2009, expresses an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte, S.L.
Madrid, Spain
February 26, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No. 160, as to which the date is September 30, 2009)

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.:	+34 915 14 50 00
Fax:	+34 915 14 51 80
+34 915 56 74 30
www.deloitte.es
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telvent GIT, S.A.:
Madrid, Spain
We have audited the internal control over financial reporting of Telvent GIT, S.A. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at DTN Holding Company, Inc., which was acquired on October 28, 2008, and whose financial statements constitute 11.9% of total assets, 3.5% of revenues, and 4.2% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at DTN Holding Company, Inc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated February 26, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No. 160, as to which the date is September 30, 2009), expresses an unqualified opinion on those financial statements.
/s/ Deloitte, S.L.
Madrid, Spain
February 26, 2009

TELVENT GIT, S.A.
Consolidated Balance Sheets
(In thousands of Euros, except share amounts)

	As of December 31,
	2008	2007
Assets:
Current assets:
Cash and cash equivalents	€67,723	€73,755
Restricted cash	18,085	8,590
Other short-term investments	589	461
Derivative contracts	8,046	3,544
Accounts receivable (net of allowances of € 2,386 in 2008 and € 639 in 2007)	152,951	143,261
Unbilled revenues	218,271	191,070
Due from related parties	18,322	38,773
Inventory	19,562	26,431
Other taxes receivable	18,565	9,309
Deferred tax assets	5,885	2,399
Other current assets	5,573	3,476

Total current assets	€533,572	€501,069
Deposits and other investments	7,595	7,103
Investments carried under the equity method	6,596	219
Property, plant and equipment, net	73,861	52,975
Long-term receivables and other assets	8,586	8,605
Deferred tax assets	26,726	16,529
Other intangible assets, net	48,444	22,381
Goodwill	345,345	64,638
Derivative contracts long-term	498	—

Total assets	€1,051,223	€673,519

Liabilities and shareholders’ equity:
Accounts payable	€294,947	€255,608
Billings in excess of costs and estimated earnings	45,253	35,501
Accrued and other liabilities	16,927	10,684
Income and other taxes payable	27,770	21,452
Deferred tax liabilities	2,422	2,546
Due to related parties	29,105	25,315
Current portion of long-term debt	27,532	3,488
Short-term debt	56,728	63,998
Short-term leasing obligations	8,041	7,075
Derivative contracts	8,694	3,686

Total current liabilities	€517,419	€429,353
Long-term debt less current portion	193,495	12,230
Long-term leasing obligations	18,599	22,959
Derivative contracts long-term	4,877	—
Other long-term liabilities	37,745	8,198
Deferred tax liabilities	5,238	6,361
Unearned income	1,233	409

Total liabilities	€778,606	€479,510

Commitments and contingencies (Note 20)	—	—
Redeemable non-controlling interest	20,020	19,967
Equity:
Non-controlling interest	97	45
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares at December 31, 2008 and 29,247,100 shares at December 31, 2007 authorized, issued and outstanding, same class and series	102,455	87,889
Additional paid-in capital	89,696	25,949
Accumulated other comprehensive income (loss)	(25,363)	(5,294)
Retained earnings	85,712	65,453

Total shareholders’ equity	€252,500	€173,997

Total equity	€252,597	€174,042

Total liabilities and equity	€1,051,223	€673,519

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2008	2007	2006
Revenues	€724,613	€624,317	€503,844
Cost of revenues	538,641	485,612	393,219

Gross profit	€185,972	€138,705	€110,625

General and administrative	67,430	53,900	39,850
Sales and marketing	21,677	13,668	13,730
Research and development	19,067	19,106	16,465
Depreciation and amortization	14,561	10,623	9,562

Total operating expenses	€122,735	€97,297	€79,607

Income from operations	€63,237	€41,408	€31,018
Financial income	40,379	10,181	3,471
Financial expense	(63,723)	(20,063)	(10,114)
Income from companies carried under the equity method	270	324	—
Other income (expense), net	(1,919)	(2,025)	(387)

Total other income (expense)	€(24,993)	€(11,583)	€(7,030)

Income before income taxes	€38,244	€29,825	€23,988
Income tax expense (benefit)	6,890	4,680	2,080

Net income	€31,354	€25,145	€21,908
Loss/(profit) attributable to non-controlling interest	(1,144)	(268)	(70)

Net income attributable to the parent company	€30,210	€24,877	€21,838

Earnings per share
Basic and diluted net income attributable to the parent company per share	€1.00	€0.85	€0.75

Weighted average number of shares outstanding
Basic and diluted	30,096,995	29,247,100	29,247,100

The consolidated statements of operations include the following income and (expense) items from transactions with related parties. See Note 24 to the consolidated financial statements:

	Year Ended December 31,
	2008	2007	2006
Revenues	€33,010	€28,461	€29,226
Cost of revenues	(10,427)	(14,335)	(10,636)
General and administrative	(5,997)	(6,811)	(5,646)
Financial (expense), net	(3,552)	(2,415)	(1,409)
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Cash Flows
(In thousands of Euros)

	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income attributable to the parent company	€30,210	€24,877	€21,838
Add: (loss)/profit attributable to non-controlling interest	1,144	268	70

Net Income	31,354	25,145	21,908
Adjustments to reconcile net income attributable to parent company to net cash provided by operating activities:
Depreciation and amortization	14,923	10,902	9,986
Income/loss from investment carried under the equity method	(270)	—	—
Net foreign exchange (gains) losses	(2,993)	1,324	(903)
Allowance for doubtful accounts	2,324	(411)	278
Interest accrued	2,048	—	—
Deferred income taxes	(2,797)	(4,848)	(2,769)
Minority interests	1,144	268	70
Stock and extraordinary compensation plans	1,808	1,735	1,910
Loss (gains) on sale of investments	—	—	387
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	(11,231)	693	(44,333)
Inventory	4,930	(3,102)	(8,149)
Unbilled revenues	(27,627)	(89,534)	(26,743)
Related parties trade receivables and other assets	8,950	18,642	(8,484)
Billings in excess of costs and estimated earnings	(13,681)	9,626	8,248
Accounts payable, accrued and other liabilities, related parties trade payable	34,465	46,556	87,443
Due to temporary joint ventures	935	(2,817)	(2,060)

Net cash provided by (used in) operating activities	€43,138	€13,911	€36,719

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(9,662)	(545)	(4,862)
Due from related parties	17,661	(11,632)	4,552
Purchase of property, plant & equipment	(7,478)	(2,948)	(2,313)
Investment in intangible assets	(1,090)	—	—
Purchase of software	(800)	—	—
Acquisition of subsidiaries, net of cash acquired	(147,920)	(32,414)	(43,208)
Disposal/(Acquisition) of investments	(4,211)	(5,281)	941

Net cash provided by (used in) investing activities	€(153,500)	€(52,820)	€(44,890)

Cash flows from financing activities:
Proceeds from long-term debt	57,512	371	1,084
Proceeds from sale and lease-back transaction	—	25,315	—
Repayment of long-term debt	(1,635)	(4,284)	(11,576)
Proceeds from short-term debt	4,701	40,134	16,095
Repayment of short-term debt	(22,815)	(15,737)	(5,758)
Dividends paid	(9,951)	(8,774)	—
Dividends paid to non-controlling interest	(1,231)	—	—
Proceeds from issuance of common stock, net	78,510	—	—
Proceeds (repayments) of government loans	(467)	(844)	(1,094)
Due to related parties	348	7,770	(218)

Net cash provided by (used in) financing activities	€104,972	€43,951	€(1,467)

Net (decrease) increase in cash and cash equivalents	€(5,390)	€5,042	€(9,638)
Net effect of foreign exchange in cash and cash equivalents	(642)	(519)	(1,140)
Cash and cash equivalents at the beginning of period	68,409	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	5,346	8,235	12,214

Cash and cash equivalents at the end of period	€67,723	€73,755	€69,232

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€7,275	€5,853	€2,507
Interest	€17,547	€12,068	€8,275

Non-cash transactions:
Capital leases (Note 20)	€4,295	€2,780	€1,796
The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Statements of Equity
(In thousands of Euros, except share amounts)

						Accumulated
			Additional		Deferred	Other
	Ordinary Shares		Paid-in	Retained	Stock	Comprehensive	Non-Controlling	Total
	Shares	Amount	capital	Earnings	Compensation	Income / (Loss)	Interest	Equity
Balance, December 31, 2005 (As restated)	29,247,100	€87,889	€40,471	€28,798	€(2,044)	€2,883	€1,604	€159,601
Comprehensive income:
Net Income attributable to parent company	—	—	—	21,838	—	—	—	21,838
Foreign currency translation adjustment	—	—	—	—	—	(5,025)	—	(5,025)

Total comprehensive income								16,813
Elimination of deferred compensation balance	—	—	(2,044)	—	2,044	—	—	—
Amortization of formula based stock compensation plan	—	—	1,640	—	—	—	—	1,640
Parent Company stock purchase plan expense	—	—	271	—	—	—	—	271
Income attributable to non-controlling interest	—	—	—	—	—	—	70	70
Equity Transaction	—	—	—	—	—	—	(880)	(880)

Balance, December 31, 2006 (As restated)	29,247,100	€87,889	€40,338	€50,636	€—	€(2,142)	€794	€177,515

Comprehensive income:
Net Income attributable to parent company	—	—	—	24,877	—	—	—	24,877
Foreign currency translation adjustment	—	—	—	—	—	(3,439)	—	(3,439)
Derivatives qualifying hedges	—	—	—	—	—	287	—	287

Total comprehensive income								21,725
Cumulative effect adjustment FIN-48	—	—	—	(1,286)	—	—	—	(1,286)
Amortization of formula based stock compensation plan	—	—	1,506	—	—	—	—	1,506
Parent Company stock purchase plan expense	—	—	228	—	—	—	—	228
Expense attributable to non-controlling interest	—	—	—	—	—	—	(46)	(46)
Change in non-controlling interest due to change in subsidiary equity at acquisition	—	—	—	—	—	—	(703)	(703)
Effect adjustment SFAS 160 & EITF D98	—	—	(16,123)	—	—	—	—	(16,123)
Dividends paid	—	—	—	(8,774)	—	—	—	(8,774)

Balance, December 31, 2007 (As restated)	29,247,100	€87,889	€25,949	€65,453	€—	€(5,294)	€45	€174,042

Capital Increase	4,847,059	14,566	63,944	—	—	—	—	78,510
Comprehensive income:
Net Income attributable to parent company	—	—	—	30,210	—	—	—	30,210
Foreign currency translation adjustment	—	—	—	—	—	(17,468)	—	(17,468)
Derivatives qualifying hedges	—	—	—	—	—	(2,601)		(2,601)

Total comprehensive income								10,141
Parent Company stock purchase plan expense	—	—	236	—	—	—	—	236
Expense attributable to non-controlling interest	—	—	—	—	—	—	(57)	(57)
Change in non-controlling interest due to change in subsidiary equity at acquisition	—	—	—	—	—	—	109	109
Effect adjustment SFAS 160 & EITF D98	—	—	(433)	—	—	—	—	(433)
Dividends paid	—	—	—	(9,951)	—	—	—	(9,951)

Balance, December 31, 2008 (As restated)	34,094,159	€102,455	€89,696	€85,712	€—	€(25,363)	€97	€252,597

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent Desarrollos, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At a general shareholders’ meeting held on January 19, 2001, Telvent Desarrollos, S.A. changed its name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or “the Company”) which remains our legal and commercial name. Telvent is a majority owned subsidiary of Abengoa, S.A. (“Abengoa Group”).
     Telvent is an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excluding Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.
2. Significant Accounting Policies
Principles of Consolidation
     The consolidated financial statements of Telvent, together with its subsidiaries, include the accounts of all majority-owned domestic and foreign subsidiaries and variable interest entities that are required to be consolidated. All intercompany profits, transactions and balances have been eliminated upon consolidation. Investments in joint ventures and other entities over which the Company does not have control, but does have the ability to exercise significant influence over the operating and financial policies, are carried under the equity method. Non-marketable equity investments in which the Company does not exercise control or have significant influence over the operating and financial policies are accounted for using the cost methods subject to other-than-temporary impairment.
     These financial statements reflect the retrospective adoption of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“SFAS 160”). As required by SFAS No. 160, the presentation of non-controlling interests, previously referred to as minority interest, has been changed retroactively and is now reflected as a component of total equity on the Consolidated Balance Sheets. Amounts reported in prior periods have not changed, but have been reclassified to conform with the current period presentation. Earnings per share continue to be based on earnings attributable to the Company.
Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Cash and Cash Equivalents and Restricted Cash
     The Company considers all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased, to be cash equivalents.
     At December 31, 2007, there were deposits amounting to € 8,590, which constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will release the Company’s obligation. The cash was received from third parties through the course of 2008, and we have thus been released from the restriction.
     At December 31, 2008, there were deposits amounting to € 18,085, which also constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will release the Company’s obligation. The cash was received from third parties during the first quarter of 2009, and we have thus been released from the restriction.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     As of December 31, 2008, the Company had no cash equivalents with a maturity date of three months or less from the date of acquisition.
Allowance for Doubtful Accounts
     The allowance for doubtful accounts is used to provide for impairment of receivables on the consolidated balance sheets. The balance represents an estimate of probable but unconfirmed losses in the collection of accounts receivable balances. A specific receivable is reviewed for impairment when, based on current information and events, it is deemed probable that contractual amounts will not be fully collected. Factors considered in assessing recoverability include a customer’s extended delinquency and filing for bankruptcy. An impairment allowance is recorded based on the difference between the carrying value of the receivable and the expected amount of collection.
Financial Instruments
Derivatives
     All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The fair value of our forward contracts are calculated based on quoted prices in active markets. The fair value of our interest rate caps and swaps are determined using inputs other than quoted prices in active markets (i.e. rate of 3 to 12 months both EURIBOR and LIBOR). The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on projects and anticipated future transactions. The Company generally hedges its currency risk on a project-specific basis only when revenues and/or costs are denominated in currencies that differ from the functional currency of the contracting entity. The Company currently does not engage in currency translation hedging with respect to the Euro. In addition, the Company has entered into interest rate caps and swaps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although all forward exchange contracts and interest rate caps and swaps are used solely as economic hedges, the Company began applying hedge accounting under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
     Additionally, the Company enters into certain long-term binding contracts that are denominated in a currency that is neither the functional nor local currency of either party. This feature is analogous to an embedded derivative that is bifurcated from the underlying host contract at the execution of the contract and, similar to freestanding derivatives, is recorded at fair value within the balance sheet, with related gains and losses recorded in earnings.
Factoring of Trade Receivables
     The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately € 323,200 and € 234,400 of cash for the years ended December 31, 2008 and 2007, respectively on available trade accounts receivable. The factoring arrangements balance as of December 31, 2008 was € 146,652. Under the factoring agreements, the Company sells, on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying consolidated balance sheets. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivable balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred, as the commission and interest expense is in effect a loss on the sale of the asset. The total amount of factoring-related financial expense for the years ended December 31, 2008, 2007 and 2006 was € 5,114, € 4,898 and € 2,338, respectively.
     In addition, the Company has entered into some accounts receivable factoring arrangements where it is not relinquishing control of the pooled receivables and therefore these transactions are not accounted for as sales. The cash received is classified within short-term debt in the accompanying consolidated balance sheet.
Inventory
     Inventory is valued at the lower of cost or net realizable value and is determined using the average cost method. Inventory consists of raw materials and work-in-progress, which includes the cost of direct labor, materials and overhead costs related to projects.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Property, Plant and Equipment
     Property, plant and equipment are recorded at historical cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and surface rights	20-40 years
Integral equipment	3-20 years
Furniture and fixtures	7-10 years
Computer equipment	3-5 years
Vehicles	5-12 years
Other	3-7 years
     Repairs and maintenance are expensed as incurred, while improvements that increase the economic life of the asset are capitalized and amortized accordingly. Gains or losses upon sale or retirement of property, plant and equipment are included in the consolidated statements of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheets.
Goodwill and Other Intangible Assets
     Goodwill represents the excess of the purchase price of identifiable tangible and intangible net assets over the fair value of these net assets as of the date of acquisition. Other intangible assets represent the fair value of intangible assets identified on acquisition. The Company applies the provisions of SFAS 142, Goodwill and Other Intangible Assets, which require that goodwill, and certain other intangible assets deemed to have an indefinite useful life, not be amortized, but instead be assessed annually for impairment using fair value measurement techniques.
     Other intangible assets represents identifiable intangibles with a finite life and are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Software development and licenses	2-5 years
Purchased software technology	5-10 years
Customer contracts backlog	1-5 years
Customer relationships	2-10 years
Non-compete agreements	3-4 years
Trade names	5 years
In-process research and development	Immediately
     Other intangible assets also include brand names arising from the purchase of Telvent Miner & Miner, Inc. (“Telvent Miner & Miner”), Telvent Farradyne, Inc. (“Telvent Farradyne”), Matchmind Holding, S.L. (“Matchmind”), and trademarks arising from the purchase of DTN Holding Company, Inc. (“DTN”). These assets are not amortized, as they are deemed to have an indefinite useful life.
     The Company has recorded intangibles for acquired customer relationships due to the fact that the Company has historically experienced a high incidence of repeat business for system sales and ongoing service support. The Company has identified both contractual and non-contractual customer relationships (as distinct from contractual backlog) in its oil & gas, water, electric utilities, remote terminal units (“RTU”) parts, repair businesses, and in its global services, weather, agriculture and transportation segments. The customer contract backlog intangible is amortized over the period of the related contracts, ranging normally from one to ten years. The customer relationship intangible is amortized generally over a period from two to ten years depending on the related acquisition, and expected net cash inflows. The Company uses straight-line amortization for customer relationships because of relatively consistent expected cash flows over the useful life. In-process research and development acquired in a business combination is fully amortized immediately after the acquisition.
     Maintenance costs related to software technology are expensed in the period in which they are incurred.
Valuation of Long-Lived Assets
     The Company reviews the carrying value of its long-lived assets, including property, plant and equipment, and finite life intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future cash inflows attributable to the asset, less estimated undiscounted future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such assets and fair value. Assets for which there is a committed disposition plan, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Revenues
     Revenues consist primarily of three types of revenues streams: products and services solutions (projects), managed services and information, and electronic communication services.
•	Products and Services Solutions (Projects)
     The Company provides products and services solutions generally under short- and long-term fixed-price contracts. The contracts periods range from three months to approximately three years in length. Income for these contracts is recognized following the percentage-of-completion method, measured by the cost-to-cost method in accordance with the Statement of Position “SOP” 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion.
     Billings in excess of recognized revenues are recorded in “Billings in excess of costs and estimated earnings” in the Company’s consolidated balance sheets. When billings are less than recognized revenues, the differences are recorded in “Unbilled revenues” in the Company’s consolidated balance sheets.
     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling costs directly attributable to a specific project are capitalized if it is expected that such costs will be recovered. General and administrative costs are charged to expense as they are incurred. In the event that a loss is anticipated on a contract, it is immediately recognized in income. Changes in job performance, job conditions, estimated profitability, or job scope may result in revisions to costs and income and are recognized in the period in which the revisions are determined.
     Additionally, part of our products and services solutions revenue is derived from the sale of software, support contracts and services. Such revenue is recognized in accordance with SOP No. 97-2, Software Revenue Recognition and SOP 81-1. For software sales with no significant post-shipment obligations and no uncertainty about customer acceptance, revenue is recognized on delivery of software to the customer. Revenues on software sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale.
•	Managed Services
     Managed services contracts include leasing arrangements, maintenance, monthly and hourly fixed-rate contracts. The Company recognizes revenue earned on the leasing, maintenance, and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements where there is a fixed-rate per hour charge, the income is recorded based on time incurred to date.
•	Information and Electronic Communication Services
     Since the Company’s acquisition of DTN in October 2008, the Company now provides business-to-business information and communication services focused on the agriculture, energy and environment (weather business) markets. The Company now delivers on-demand market information, commodity cash prices, industry news and in-depth analysis, and location-specific weather via satellite and over the Internet. In addition, the Company now owns and operates The Progressive Farmer magazine, a publication in the United States focusing on the information needs of commercial farmers and landowners.
     In order for its customers to receive these information and communication services, the Company provides its subscribers with equipment and/or access through the Internet. The Company charges a recurring subscription fee and, in many instances, a one-time service initiation fee. The subscriptions are generally contracted for an initial period of between one and three years and are generally billed quarterly in advance. Payments received in advance of the service period are deferred and recognized as the services are provided. Subscription revenue from The Progressive Farmer magazine is recognized over the term of the subscription period. Professional services and equipment sales are recognized upon customer acceptance. Service initiation fees are deferred and recognized in income over the term of the contract. Communication services are generally billed monthly in arrears based on the number and length of the messages delivered to subscribers, but are recognized in revenue as the services are provided. Advertising revenues are recognized in the period or periods that the advertisement is served. Amounts received from customers that have not yet been earned are classified as “Billings in excess of costs and estimated earnings” in the Company’s consolidated balance sheets.
Cost of Revenues
     “Cost of revenues” on the consolidated statements of operations includes distribution costs, equipment hardware costs, direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
General and Administrative
     “General and administrative” on the consolidated statements of operations include compensation; employee benefits; office expenses; travel; other expenses for executive, finance, internal audit, legal, operations, business development; and other corporate and support-functions personnel. General and administrative also include fees for professional services, occupancy costs and recruiting of personnel.
Advertising
     Advertising costs are expensed as incurred. Advertising expenses amounted to approximately € 3,165, € 3,431, and € 2,274 in 2008, 2007 and 2006, respectively.
Research and Development
     Expenditures on research and development are expensed as incurred. The types of cost included in research and development expense include salaries, software, contractor fees, supplies and administrative expenses related to research and development activities. Grants received for investments in research and development are netted against the related expense.
     The Company receives funds under capital grants from government agencies and other third parties, primarily for the purposes of research and development projects. Amounts received from such parties have been included in unearned income in the balance sheet and are amortized into income during the period in which the services are performed and the cost is incurred.
Earnings Per Share
     A basic earnings per share measure is computed using the weighted average number of ordinary shares outstanding during the period. There were no instruments outstanding during the years ended December 31, 2008, 2007 and 2006 that would have a dilutive impact on the earnings per share calculation and accordingly, a separate fully diluted earnings per share measure is not presented.
     The weighted average number of shares outstanding is calculated using the average number of days for each year.
Foreign Currency Translation
     The functional currency of the Company’s wholly-owned subsidiaries is the local currency in which they operate; accordingly, their financial statements are translated into the Euro using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses within the consolidated statements of operations. Shareholders’ equity accounts are translated at historical exchange rates. Translation adjustments related to the balance sheet are included in accumulated other comprehensive income as a separate component of shareholders’ equity.
     Foreign currency transactions undertaken by the Company and its domestic subsidiaries are accounted for at the exchange rates prevailing on the applicable transaction dates. Assets and liabilities denominated in foreign currencies are translated to Euros using period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.
Other Comprehensive Income (Loss)
     Other comprehensive income (loss), which is reported in the accompanying consolidated statements of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the year ended December 31, 2006, the Company’s other comprehensive income consisted solely of the cumulative currency translation adjustment. For the years ended December 31, 2008 and 2007, other comprehensive income also includes unrealized gains and losses on the effective portion of cash flow hedges, net of tax.
Segments
     Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company changed its internal reporting structure effective November 1, 2008, and, from such date, has five reportable segments consisting of the following: Energy, Transportation, Environment, Agriculture and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Start-Up Activities
     The Company expenses the costs of start-up activities, including organization costs, as incurred.
Stock Compensation Plan
     As a result of the adoption of SFAS No. 123R, Share-Based Payment, on January 1, 2006, the Company designated its formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by the Company’s employees under the plan. As the shares sold under the incentive plan consisted of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. The Company chose the modified prospective application transition method allowed by SFAS 123R. Amounts previously classified under the “deferred stock compensation” caption of the consolidated statements of shareholders’ equity were reclassified to “additional paid-in capital”.
     In addition, the Company applies SFAS 123R to account for the share acquisition plan established by Abengoa in 2006 related to its shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including members of the senior management of Telvent and its subsidiaries. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date (January 23, 2006), and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting).
Income Taxes
     Since January 1, 2005, the Company filed its income tax as part of a consolidated tax group with some of its subsidiaries. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned by the Company can be consolidated for tax purposes. The remaining companies file taxes on a stand-alone basis.
     Income taxes are accounted for using the asset/liability method. At each balance sheet date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The income tax provision is the result of the change in these current and deferred tax accounts from period to period, plus or minus tax payments made or refunds received during the year.
     Deferred tax assets and liabilities are measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet date. The effect is included in income from continuing operations in the period of enactment. The Company adjusts its deferred tax assets and liabilities to reflect changes in tax laws or rates. As described in Note 21, during the fourth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new Personal Income Tax) and 36/2006 (introducing measures in order to avoid tax fraud). With respect to corporate income tax rates, Law 35/2006 reduced the 35% general corporate income tax rate available until December 31, 2006, to 32.5% for the year 2007, and 30% for year 2008 and all subsequent years. Therefore, the effect of this change in deferred tax assets and liabilities was reflected in the consolidated statements of operations for the year ended December 31, 2006, and the new tax rates have been applied since then.
     The Company records tax loss carry-forwards as deferred tax assets to the extent that the Company determines they are more likely than not to be recovered in future periods. The Company’s temporary differences include allowances for research and development activities, employee training and export activities.
     During the year ended December 31, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. FIN 48 supersedes SFAS No. 5, Accounting for Contingencies, as it relates to income tax liabilities and changes the standard of recognition that a tax contingency is required to meet before being recognized in the financial statements. The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. The Company establishes reserves when, despite its belief that its tax return positions are fully supportable, the Company believes that certain positions may be challenged and that they may not succeed. Upon adoption of FIN 48 in 2007, the Company recorded, as a cumulative effect on retained earnings, reserves for uncertain tax positions and related accrued interest and penalties, if any. The Company will adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes. We do not anticipate a significant change to the total amount of these reserves within the next twelve months.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Reclassifications
     Certain prior period amounts have been reclassified to conform with the current period presentation.
3. Recent Accounting Pronouncements
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the de-consolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this Statement requires that a parent recognize a gain or loss in net income when a subsidiary is de-consolidated. Although this Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, the Company has applied the effect of this change on a retrospective basis to the Consolidated Financial Statements and Notes for the years ended December 31, 2007 and 2008 and related information. Amounts reported in prior periods have not changed, but have been reclassified to conform with the current period presentation.
     In addition, as described in Notes 13 and 20, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24,646 on October 22, 2007. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010 and 2011, respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 20,020. Related to the retrospective application of SFAS 160 described above, the obligation for the Company to purchase these equity instruments for cash has been recognized as a financial liability, also on a retrospective basis as required by EITF Topic D-98 Classification and Measurement of Redeemable Securities issued in March 2008. EITF Topic D-98 required this amount to be classified as a liability at its fair value no later than the effective date of SFAS No. 160 for all periods presented.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. This statement replaces SFAS No. 141, Business Combinations, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company expects that adoption of this statement will significantly affect the way for which its future business combinations will be accounted.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is an amendment to FASB Statement No. 133. This statement requires enhanced disclosures about an entity’s derivative and hedging activities. In addition, it encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Specifically, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No.133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows, and will be providing the necessary disclosures upon adoption of this statement.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts. This Statement is applicable only for stock life insurance enterprises and property and liability insurance enterprises. Hence, the statement does not apply to the Company and will not have an impact on its operations.
4. Accounts Receivable
     Accounts receivable consist of:

	As of December 31,
	2008	2007
Trade accounts receivable	€152,012	€141,654
Payroll advances	3,325	2,246
Allowances for doubtful accounts	(2,386)	(639)

	€152,951	€143,261

     The following analysis details the changes in the Company’s allowances for doubtful accounts during the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,
	2008	2007	2006
Balance at beginning of the year	€639	€2,719	€2,650
Net increase (decrease) in allowances during the year	2,324	(411)	278
Write-offs during the year	(125)	(1,635)	(209)
Foreign currency translation differences	(452)	(34)	—

Balance at the end of the year	€2,386	€639	€2,719

     During the year ended December 31, 2008, the Company’s subsidiary Telvent Brasil recorded an allowance for doubtful accounts for an amount of € 1,919 in connection with a project with the local government of the city of Salvador de Bahia, as it considers probable, due to specific circumstances, that contractual amounts will not be fully collected.
5. Other Short-Term Investments
     The following is a summary of the Company’s “Other short-term investments” in the Company’s consolidated balance sheets as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Investment funds and other investments	€14	€14
Short-term guarantee deposits	575	447

	€589	€461

6. Deposits and Other Investments
     “Deposits and other investments” in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2008	2007
Deposits for rentals and customers	€1,559	€1,521
Investment in S21 Sec	5,582	5,582
Other Investments	454	—

	€7,595	€7,103

     As described in Note 20, on November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, S.A. (“Telvent Outsourcing”), acquired 10% of the shares of Group S21 Sec Gestion, S.A. (“S21 Sec”), a non-public company based in Spain specializing in computer security services. Prior to this acquisition, the Company owned 5% of the shares of S21 Sec, which were purchased from a related party in October 2007. As of December 31, 2008 and 2007 the total carrying amount of this investment was € 5,582.
     As of December 31, 2008, “Other investments” in the Company’s consolidated balance sheets primarily consisted of investments of the Company’s subsidiary DTN related to its deferred compensation plan for key DTN executives and select senior management. The amount of compensation deferred is based on individual participant elections. Participants are permitted to direct their deferrals among several mutual fund options available within the deferred compensation plan. Participant account balances are credited with fund earnings and fluctuate on a daily basis depending on market performance. Deferrals are subject to loss of principal. DTN makes no matching contribution to the deferred compensation plan. Participants will be eligible to receive distributions based on elected

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
deferral periods that are consistent with the plan and applicable U.S. tax law. As of December 31, 2008, the obligation of the plan totals € 354, and is included in “Other long term liabilities” in the Company’s consolidated balance sheets. Through December 31, 2008, the Company had fully funded its obligation under the plan.
7. Investments carried under the equity method
     On May 8, 2008, the Company’s subsidiary, Telvent Energia S.A., (“Telvent Energia”), signed a joint venture agreement with the DMS Group LLC (“DMS Group”), based in Serbia, under which both companies established a limited liability company under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS, LLC”) for the purpose of product development. Telvent Energía owns a 49% interest in Telvent DMS, LLC, while the DMS Group owns the remaining 51%.
     The Company has agreed to make a total investment of € 6,111 related to the Telvent DMS, LLC. As of December 31, 2008, € 4,111 of this committed investment was made. The Company is committed and obligated to make payments for the remaining € 2,000, which will be paid within two years after the date that Telvent DMS, LLC was registered with the Business Registration Agency in Serbia (May 20, 2008). As of December 31, 2008, the liability corresponding to the outstanding payments has been booked in “Accrued and other liabilities” in the Company’s consolidated balance sheets for the € 1,000 amount due before December 31, 2009 and in “Other long term liabilities” in the Company’s consolidated balance sheets for the € 1,000 amount due after that date.
     In addition, the Company has other equity method investments as described below.
8. Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all members. In accordance with FIN 46-R, Consolidation of Variable Interest Entities, the Company consolidates those joint ventures where it is the member most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the member most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method. The total carrying value of equity method investments that correspond to UTEs joint ventures as of December 31, 2008 and 2007 were € 585 and € 219, respectively. The Company also carries other investment under the equity method as described in Note 7.
     Total assets coming from these consolidated UTEs amounted to € 90,673 and € 36,252 as of December 31, 2008 and 2007, respectively. Total revenue recognized with respect to these consolidated UTEs was € 67,997, € 42,526, and € 48,577, including € 53,551, € 29,515, and € 40,947 of revenues of other venture partners in these arrangements, during the twelve months ended December 31, 2008, 2007 and 2006, respectively. Total cost of revenues recognized with respect to these consolidated UTEs was € 68,160, € 42,154 and € 47,919, including € 53,640, € 29,372 and € 40,761 of cost of other venture partners in these arrangements, during the twelve months ended December 31, 2008, 2007 and 2006, respectively. There are no consolidated assets that are collateral for the UTEs’ obligations. The effect in operating cash flow was an increase of € 887 and a decrease of € 2,787 and € 2,279 (including an increase of € 935 and a decrease of € 2,817 and € 2,060 of changes in operating assets and liabilities) for the years ended December 31, 2008, 2007 and 2006, respectively. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 2,895.
9. Long-term Receivables and Other Assets
     Long-term receivables and other assets consist of the following:

	As of December 31,
	2008	2007
Long-term receivables	€8,512	€8,512
Other assets	74	93

	€8,586	€8,605

     As of December 31, 2008 and 2007 long-term receivables consisted mainly of a trade note receivable to be collected monthly over a period of twenty years in relation to the execution of our El Toyo digital city project (the “El Toyo Project”) (see “Contingencies” section of Note 20). In connection with this receivable, on November 10, 2005, the Company also signed a Credit Agreement with Unicaja (Note 17), that will be established on a non-recourse basis when the customer accepts delivery of the above mentioned project in its turn-key phase.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
10. Inventory
     Inventory consists of the following:

	As of December 31,
	2008	2007
Raw Materials	€7,475	€4,609
Work-in-progress	12,087	21,822

	€19,562	€26,431

11. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of December 31,
	2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land and buildings	€7,579	€(2,281)	€5,298	€6,046	€(4,052)	€1,994
Integral equipment	67,746	(13,457)	54,289	53,683	(10,187)	43,496
Furniture and fixtures	9,266	(4,958)	4,308	8,598	(7,101)	1,497
Computer equipment	21,452	(12,816)	8,636	28,756	(23,575)	5,181
Vehicles	1,387	(707)	680	982	(533)	449
Other	739	(89)	650	825	(467)	358

	€108,169	€(34,308)	€73,861	€98,890	€(45,915)	€52,975

     Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2008, 2007 and 2006 were € 3,054, € 3,023 and € 3,264, respectively. Additionally, there were € 362, € 279 and € 295 of depreciation included in “Cost of revenues” in the Company’s consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006, respectively.
     Total depreciation expense for capitalized leases for the years ended December 31, 2008, 2007 and 2006 were € 4,836, € 2,647 and € 2,081, respectively. Additionally there were € 701 and € 1,001 of depreciation included in “General and administrative” in the Company’s consolidated statements of operations for the years ended December 31, 2007 and 2006 respectively.
12. Other Intangible Assets
     Intangible assets consist of the following:

	As of December 31,
	2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value
Intangible assets, subject to amortization:
Software licenses	€4,362	€(1,875)	€2,487	€3,135	€(1,615)	€1,520
Customer contracts and relationships	37,329	(10,296)	27,033	20,127	(7,132)	12,995
Purchased software technology	16,401	(7,129)	9,272	12,816	(7,042)	5,774
In-process research and development	—	—	—	566	(566)	—
Trade names	137	(46)	91	129	(17)	112

Total intangible assets subject to amortization	58,229	(19,346)	38,883	36,773	(16,372)	20,401
Intangible assets, not subject to amortization:
Brand names	9,561	—	9,561	1,980	—	1,980

Total	€67,790	€(19,346)	€48,444	€38,753	€(16,372)	€22,381

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Total amortization expense for other intangible assets for the years ended December 31, 2008, 2007 and 2006 was € 6,671, € 4,953 and € 4,217, respectively. Based on the amount of intangible assets subject to amortization at the end of 2008, the expected amortization for each of the next five years and thereafter is as follows:

(Unaudited)
Year ended
December 31,
2009	€12,484
2010	10,286
2011	4,046
2012	3,253
2013	2,526
Thereafter	6,288

€38,883

13. Acquisitions
Acquisition of Matchmind
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries, Matchmind, S.L. and Matchmind Ingenieria de Software, S.L. (Colletively, “Matchmind”) for € 24,646, including acquisition costs. Matchmind specializes in systems integration, consulting services and information technology outsourcing. The remaining shares are held by part of Matchmind’s management team, with 2.0% being held by its founder and former president. The agreement provides that the Company will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10%, and 20% in 2009, 2010 and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 20,020.
     The Company has finalized the purchase price allocation with respect to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess of the purchase price over the preliminary fair value of the net assets acquired has been allocated to goodwill.
     The following is a summary of the purchase price allocation at the date of acquisition (in thousands of Euros):

As of
October 1,
2007
Cash and cash equivalents	€79
Currents assets	14,801
Tangible assets	1,210
Liabilities assumed	(12,237)
Intangible assets:
Brand Name	4,111
Customer contracts and relationships	5,881
Goodwill	13,799
Deferred tax liabilities	(2,998)

Total purchase price	€24,646

     The results of operations of Matchmind have been included in the Company’s Global Services segment from the date of its acquisition.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Pro forma revenues, income from operations, net income and EPS would have been as follows if this acquisition had occurred as of the beginning of the years ended December 31, 2007 and 2006, respectively:

	Year ended December 31,
	2007	2006
	(Unaudited)
Revenues	€695,979	€559,967
Income from operations	€46,635	€40,155
Net income	26,354	23,244
EPS	0.90	0.79
Acquisition of DTN
     On October 28, 2008, the Company’s subsidiary, Telvent Export, S.L. (“Telvent Export”), completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of DTN. DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.
     Under the stock purchase agreement, the purchase price for 100% of the shares amounted to U.S. $250,863 (€ 186,354) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011 together with interest thereon calculated at a rate equal to 90-day London Interbank Offered Rate (“LIBOR”) as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium or earn out will be a variable amount determined based on DTN and its subsidiaries achieving a stipulated amount in aggregate EBITDA for the period January 1, 2009 to December 31, 2011.
     The cash consideration is subject to (i) a stand-by letter of credit which has been deposited into escrow to secure the indemnification obligations of the Sellers (discussed below) and (ii) a working capital purchase price adjustment.
     At the closing, Telvent Export deposited a stand-by letter of credit into escrow in an amount of U.S. $21,800 (€ 15,664), which is equal to ten percent (10%) of the cash consideration received by sellers that are not designated as Employee Stockholders under the SPA, such standby letter of credit to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of such Sellers. As of December 31, 2008, this amount was recorded within “Other long term liabilities” in the Company’s consolidated balance sheets.
     At the closing, Telvent Export also deposited a stand-by letter of credit into escrow in an amount of U.S. $12,100 (€ 8,998), which is equal to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit shall secure Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on December 31, 2011. As of December 31, 2008, this amount is recorded within “Other long term liabilities” in the Company’s consolidated balance sheets.
     The Company financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of the Company to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa at a negotiated purchase price of U.S. $21.25 per share, for an aggregate consideration of approximately U.S. $103,000 (Note 22); partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of € 57,500 (Note 17); and the balance from the Company’s own resources and proceeds of its initial public offering.
     The Company has not yet completed the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). Amounts have been preliminarily allocated to customer relationships, brand names and other intangible assets based on the book value of such assets on DTN’s balance sheet at the purchase date. The excess of the purchase price over the net book value of the net assets acquired has been preliminary allocated to goodwill. The following is a summary of the preliminary allocation at the date of acquisition (in thousands of Euros):

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

As of
October 28,
2008
Cash and cash equivalents	€13,565
Other currents assets	11,722
Tangible assets	16,017
Deferred Tax Assets	10,580
Liabilities assumed	(221,169)
Intangible assets — Customer relationships	19,779
Other Intangible Assets	8,496
Goodwill	327,364

Total purchase price	€186,354

     The results of operations of DTN have been included in the Company’s Energy, Environment and Agriculture segments from the date of its acquisition.
     Pro forma revenues, income from operations, net income and earnings per share would have been as follows if this acquisition had occurred as of beginning of the years ended December 31, 2008 and 2007 respectively:

	Year ended December 31,
	2008	2007
	(Unaudited)
Revenues	€820,952	€745,708
Income from operations	€74,493	€50,164
Net income	29,756	25,024
EPS	0.87	0.73
     The number of shares used in the EPS calculation is 34,094,159.
14. Goodwill
     As discussed in Note 2, the Company applies SFAS 142, which requires that goodwill and certain intangible assets with an indefinite useful life not to be amortized, and should instead be reviewed for impairment annually.
     During the fourth quarter of every year, the Company performs its annual impairment review for goodwill and other indefinite-life intangible assets. Based on the results of the impairment review, no charge for impairment has been required.
     The following analysis details the changes in the Company’s goodwill during 2008 and 2007 by segment:

			Global
	Energy	Transportation	Services	Agriculture	Total
Balance, December 31, 2006	€23,228	€14,188	€—	€—	€37,416
Acquisitions and purchase price allocation adjustments	—	9,048	20,316	—	29,364
Currency translation adjustment	(4)	(2,138)	—	—	(2,142)

Balance, December 31, 2007	23,224	21,098	20,316	—	64,638
Acquisitions and purchase price allocation adjustments	—	(2,960)	(6,433)	327,364	317,971
Currency translation adjustment	(2,137)	(2,138)	—	(32,989)	(37,264)

Balance, December 31, 2008	€21,087	€16,000	€13,883	€294,375	€345,345

15. Accrued and Other Liabilities
“Accrued and other liabilities” in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2008	2007
Payroll, accrued vacation and other employee benefits	€12,710	€6,430
Current portion of government loans	924	911
Other short-term liabilities	3,293	3,343

	€16,927	€10,684

16. Short-Term Debt
     “Short-term debt” in the Company’s consolidated balance sheets at December 31, 2008 and 2007 consists of the following:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31,
	2008	2007
Credit facilities:
Bank of America N.V	€17,964	€16,983
Caja de Ahorros y Monte de Piedad de Madrid S.A.	56	1,390
Banco Santander S.A.	593	2,163
Banco Español de Crédito S.A. (Banesto)	—	856
ABN AMRO Bank N.V	1,689	—
Citibank Co., Ltd. Beijing Branco (Citibank)	493	432
BNP Paribas	—	3,167
Caja de Ahorros y Pensiones de Barcelona S.A (La Caixa)	—	758
Natixis Sucursal en España	2,490	—
Banco Bilbao Vizcaya Argentaria S.A.	—	704
Other facilities	822	2,737

Due under short term credit facilities	24,107	29,190
Advance payments	28,766	26,599
Recourse factoring agreements	—	3,164
Other short-term debt	3,855	5,045

Total short-term debt	€56,728	€63,998

     On March 31, 2008, our subsidiary, Telvent Canada Ltd. (“Telvent Canada”), entered into a new credit agreement with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities all of which are unsecured with respect to Telvent Canada and its subsidiary, Telvent USA, Inc. “Telvent USA”. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3,000. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount of U.S. $6,000 and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount of up to U.S. $12,000 for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA are required to provide bid, advance payment or performance securities. The amount outstanding under this agreement was € 1,689 as of December 31, 2008. The new credit agreement is a “demand facility” agreement which means that there is no maturity date and that any borrowing made are repayable on demand. The Bank reserves the right to terminate the new credit agreement at any time and for any reason.
     On April 28, 2008, the Company’s subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), entered into an agreement to amend its credit agreement with Bank of America N.V as successor to LaSalle Bank National Association, dated May 31, 2006. The credit agreement was amended to extend the termination date until April 30, 2009. The obligations of Telvent Traffic under the credit agreement are guaranteed by the Company. The credit facility was available for partial financing of acquisitions permitted under the agreement. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus an applicable margin which is based on the leverage ratio of the Company. The total amount outstanding under this facility as of December 31, 2008 was U.S. $25,000 (€ 17,964).
     On December 4, 2007, Telvent Tráfico y Transporte, S.A. (“Telvent Tráfico”) entered into a credit agreement with Natixis Sucursal en España (“Natixis”) under which Telvent Tráfico may borrow U.S. $12,300 to finance the complete investment of the design and implementation of the Panama City Traffic Control Project, a nine-year concession awarded to Telvent Tráfico by the Autoridad del Tránsito Transporte Terrestre of Panama that came into force on August, 28 2007. This credit facility has a cost of LIBOR +0.90% during the investment phase and LIBOR + 2% during the operations and maintenance phase. The total amount outstanding as of December 31, 2008 was € 2,490. At the end of the project, the agreement calls for the collection and associated recourse of the accounts receivable associated with the project to be transferred over to Natixis.
     On April 11, 2008, our subsidiaries Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1,000 (€ 719) and U.S. $700 (€ 503), respectively. The revolving facilities mature on April 11, 2009, and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of December 31, 2008, € 493 was outstanding under these facilities.
     On March 8, 2008, Matchmind renewed its credit facility with Banco Santander S.A under which our subsidiary Matchmind may borrow up € 1,000. This credit facility bears an interest of EURIBOR +1.10%. The total amount outstanding as of December, 31, 2008 was € 593.
     In addition, the Company had, at December 31, 2008, € 822 of other balances outstanding with various financial institutions.
     As of December 31, 2008 and 2007, respectively, “Advanced payments” in the Company’s consolidated balance sheets consisted

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
primarily of inter-company balances in connection with commercial transactions in the normal course of business, where the group has received advanced payments from the financial institutions.
     Furthermore, as of December 2008 and 2007 “Other short-term debt” in the Company’s consolidated balance sheets consisted primarily of amounts outstanding under corporate Diners and American Express cards.
17. Long-Term Debt
     Long-term debt consists of the following:

	As of December 31,
	2008	2007
Total long-term debt	€221,027	€15,718
Current portion of long-term debt	(27,532)	(3,488)

Long-term debt less current portion of long-term debt	€193,495	€12,230

     The total principal amount outstanding with each counterparty, less the corresponding current portion at December 31, 2008 and 2007 is as follows:

	As of December 31, 2008
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
ING and Liscat	€1,715	€837	€878
Bank of Communications	799	138	661
Unicaja	9,956	—	9,956
Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium	56,938	15,609	41,329
Goldman Sachs Credit Partners and General Electric Capital	151,328	10,828	140,500
Caixa Catalunya	291	120	171

	€221,027	€27,532	€193,495

	As of December 31, 2007
	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion
ABN AMRO Bank N.V	€1,997	€1,997	€—
Caja de Ahorros y Monte de Piedad de Madrid	581	581	—
ING and Liscat	2,523	809	1,714
Bank of Communications	765	68	697
Unicaja	9,382	—	9,382
Caixa Catalunya	378	8	370
Others	92	25	67

	€15,718	€3,488	€12,230

Goldman Sachs Credit Partners and General Electric
     Our subsidiary, DTN and certain of its subsidiaries are party to an Amended and Restated First Lien Credit and Guaranty Agreement (the “DTN Credit Agreement”), dated March 16, 2007, by and among DTN, Inc., as borrower, DTN, DTN, LLC, DTN Information Services LLC, DTN Holdco Corporation and certain subsidiaries of DTN Holdco Corporation, as guarantors, various Lenders, Goldman Sachs Credit Partners L.P., as lead arranger, sole bookrunner and sole syndication agent, and General Electric Capital Corporation, as administrative agent. The obligations under the credit agreement are secured by a lien on substantially all of the assets of the borrower and guarantors.
     The credit facilities consist of revolving loan commitments of U.S. $25,000, including sub-limits for swing line loans and letters of credit; Tranche C term loans in the original aggregate principal amount of up to U.S. $242,000; and an incremental facility of up to U.S. $25,000 in additional new term loans. The Tranche C term loan facilities mature on March 10, 2013. The revolving commitments terminate on March 10, 2011.
     The change in control that was triggered by the Company’s acquisition of DTN’s issued and outstanding capital stock would have constituted a default by DTN under the DTN Credit Agreement at the time the acquisition occurred. Accordingly, DTN requested the consent to the change of control DTN, the lenders, entered into the First Amendment, Consent and Waiver to Amended and Restated First Lien Credit and Guaranty Agreement, dated September 15, 2008, which became effective on October 28, 2008. Under the First Amendment, the lenders consented to the change of control and amended the DTN Credit Agreement to increase the interest payable with respect to the credit facilities. The applicable margin with respect to Revolving Loans and Tranche C term loans that are Eurodollar Rate Loans was increased to 5% if DTN’s S&P Rating and Moody’s Rating is higher or equal than B+ and B1,

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
respectively, from 3%. If DTN’s S&P Rating and Moody’s Rating falls to less than B+ and B1, respectively, the applicable margin will increase to 5.5%. For Revolving Loans and Tranche C term loans that are Base Rate Loans, the applicable margin was increased to 3.75% from 2% if DTN’s S&P Rating and Moody’s Credit Rating is higher or equal than B+ and B1, respectively, and to 4.25% if DTN’s credit ratings are lower.
     The amount outstanding for Tranche C Loans is € 151,328 (U.S. $210,603) as of December 31, 2008. No borrowings have been made under the revolving commitments feature of the credit facility as of December 31, 2008.
Caja de Ahorros y Monte de Piedad and ING Belgium S.A., Sucursal en España
     On September 12, 2008, the Company, as borrower, entered into an unsecured loan agreement governed by Spanish law with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of € 57,500, divided into two different tranches: (i) Tranche A, in the amount of € 10,450, and (ii) Tranche B, in the amount of € 47,050. The full amount of the loans in the amount of € 57,500 was drawn down on October 28, 2008 to partially finance the acquisition of DTN.
     Tranche A will be due and payable in one installment on September 12, 2009. Tranche B will be due and payable in one installment of € 5,050 on September 12, 2009 and in annual installments of € 10,500 on September 12 of each year thereafter until fully repaid.
     The loans currently bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.25%. However, beginning June 30, 2009, loans under Tranche B will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.50% to 2.25% depending on the Company’s Net Financial Debt/EBITDA ratio.
     The loan agreement provides that in the event that an entity other than Abengoa obtains control of the Company, a majority of the lenders have the right to demand payment within 15 days of all amounts borrowed by the Company under the loan agreement together with all interest, costs and other amounts owing under the loan agreement. On November 19, 2008, Abengoa issued a press release informing that, as a result of the interest demonstrated by certain parties, Abengoa will commence an analysis of a potential sale of its ownership interest in the Company. The mentioned process is being given confidential treatment (including in connection with its external consultants, directors, officers and other personnel involved in the analysis). The Company expects that prior to the closing of a sale by Abengoa, if any, of its interest in Telvent, the purchaser will seek a waiver by the lenders of their right to demand repayment of all amounts owing under the Loan Agreement on a change of control.
     The loan agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default. The Company, at December 31, 2008, is in compliance with all its covenants.
Caja de Ahorros y Monte de Piedad de Madrid
     Telvent Energia borrowed € 3,642 from Caja de Ahorros y Monte de Piedad de Madrid in October 2001. The loan beared interest at a rate of three-month EURIBOR plus 0.60%. The loan matured and was cancelled in October 28, 2008.
ING and Liscat
     Telvent Housing S.A. (“Telvent Housing”) entered into three financing arrangements, one with ING Belgium, S.A. and two with Leasing Catalunya Establecimiento Financiero de Creditos, S.A (“Liscat”). The first financing arrangement with Liscat of € 6,702 was established in December 2002 and originally matured in May 2006. In 2005, the Company renewed the maturity of this loan from May 2006 to April 2010. Interest is payable monthly at a rate of twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility. The second financing arrangement with Liscat of € 3,296 was established in November 2003 and originally matured in April 2007. In 2005, the Company renewed the maturity of this loan from April 2007 to April 2010. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa also guarantees this facility.
Bank of Communications
     On March 17, 2005, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing to establish the China headquarters for Telvent Control System (Beijing) Co., Ltd. (“Telvent China”). Approximately 40% of the total purchase price of Rmb 9,384 (€ 913) was paid on closing and the balance was financed by an eight-year mortgage, which the Company entered into on May 25, 2005 with the Bank of Communications. Additionally, on May 23, 2006, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing adjacent to Telvent China’s current headquarters. Approximately 40% of the total purchase price of Rmb 9,209 (€ 896) was paid on closing and the balance was financed by an eight-year mortgage, which the Company entered into on July 14, 2006 with the Bank of Communications.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Unicaja
     On November 10, 2005, the Company signed a credit agreement with Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja). The total amount available under this facility is € 12,600. The term of this credit agreement is twenty-two years and the interest rate is EURIBOR +1%, on a monthly basis. The amount outstanding under this agreement at December 31, 2008 was € 9,956. The credit agreement has been obtained in connection with El Toyo Project, and will become non-recourse when the client accepts delivery of the project. As of December 2008, delivery of the project has not been completely accepted by the customer due to certain litigation currently in progress (as described in Note 20) and thus, the credit facility has not yet been converted into a non-recourse facility. Nonetheless, the Company has begun to make installment payments on this agreement, as required.
Caixa Catalunya
     Matchmind borrowed € 500 from Caixa Catalunya in July 2006. The loan bears interest at a rate of twelve-month EURIBOR plus 0.90% and matures in 2011. The total amount outstanding as of December 31, 2008 was € 291.
18. Other Long-Term Liabilities
     “Other long-term liabilities in the Company’s consolidated balance sheets consist of the following:

	As of December 31,
	2008	2007
Government loans excluding current portion	€1,436	€1,903
Long-term customer deposits	2,300	1,887
Deferred payment on DTN acquisition (Note 13)	24,662	—
Deferred payment on DMS Group investment (Note 17)	1,000	—
Extraordinary variable compensation plan (Note 23)	2,605	1,048
Other long-term obligations	5,742	3,360

	€37,745	€8,198

     The Company receives interest-free, five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of € 924 and € 911 as of December 31, 2008 and 2007, respectively, is included within “Accrued and other liabilities” in the Company’s consolidated balance sheets (Note 15).
     Long-term customer deposits represent security deposits from customers primarily in relation to long-term hosting contracts.
     Other long-term obligations correspond mainly to the provision for uncertain tax positions resulting from the application of FASB Interpretation (“FIN”) 48 (described in Note 21) amounting to € 3,252 and € 1,450 as of December 31, 2008 and 2007, respectively, and to provisions for other tax contingencies. Additionally, “Other long-term obligations” in the Company’s consolidated balance sheets include € 354 related to the DTN’s deferred compensation plan described in Note 6.
Maturity of Debt and Similar Obligations
     The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown under current liabilities, required in each of the next five fiscal years and thereafter are as follows:

	Year Ending December 31,
	Current
	Portion of		Long-Term
	Long-Term	Short-Term	Debt Less	Government
	Debt	Debt	Current Portion	Loans	Total
2009	€27,532	€56,728	€—	€924	€85,184
2010	—	—	14,541	441	14,982
2011	—	—	12,535	417	12,952
2012	—	—	12,620	253	12,873
2013	—	—	12,528	159	12,687
Thereafter	—	—	141,271	166	141,437

	€27,532	€56,728	€193,495	€2,360	€280,115

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
19. Financial Instruments
Concentration of Credit Risk
     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, accounts receivable (including unbilled revenue) and long-term receivables. The Company generally does not require collateral from its customers. During the year ended December, 31, 2008, no customer comprised greater than 10.0% of the Company’s revenues and/or accounts receivable balance. During the year ended December 31, 2007, the Company’s customer, Vattenfall Edilstribution AB, comprised 11.2% of the Company’s revenues. During the years ended December 31, 2007 no customer comprised greater than 10% of the accounts receivable balance.
Derivatives
     The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

	As of December 31, 2008
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€6,599	€63,001	€7,808	€78,893
Canadian Dollars	12	670	42	458
Morocco Dirhams	379	1,600	—	—
Jordan Dinars	11	381	19	661
Qatari Riyals	292	4,256	17	318
Japanese Yen	—	—	5	415
Thai Bahts	34	1,022	—	—
Swedish Kronor	349	2,348	—	—
Kuwaiti Dinar	—	—	1,374	9,186
Chinese Yuan	19	1,049	2	198
Euro	465	6,116	104	1,526

	€8,160	€80,443	€9,371	€91,655
Interest rate contracts:
Interest rate caps and swaps	384	82,026	4,200	112,380

Total	€8,544	€162,469	€13,571	€204,035

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31, 2007
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€2,207	€68,134	€2,077	€63,222
Canadian Dollars	8	394	42	1,199
Morocco Dirhams	—	—	1	29
Jordan Dinars	12	609	6	327
Qatari Riyals	123	4,589	22	1,422
Japanese Yen	8	486	—	—
Thai Bahts	126	1,435	247	2,812
Swedish Kronor	—	—	1,215	18,354
Chinese Yuan	12	1,404	—	144
Euro	363	28,913	76	7,835

	€2,859	€105,964	€3,686	€95,344
Interest rate contracts:
Interest rate caps and swaps	685	19,032	—	—

Total	€3,544	€124,996	€3,686	€95,344

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our consildated balance sheets, with related gains and losses recorded in earnings.
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-months or one-year both EURIBOR and LIBOR, plus the applicable margins.
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2009 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. No premiums have been paid to purchase caps during the year ended December 31, 2007. Total premiums paid to purchase the caps were € 18 during the year ended December 31, 2008.
     As a result of debt assumed from DTN in October 2008, the Company maintains an interest rate swap contract with a notional amount of U.S. $156,400 and a fixed rate of 5.32% to limit the interest rate risk associated with its variable-rate long-term debt.
     The ineffective portion of changes in fair value of hedged positions, reported in earnings for the twelve-month period ended December 31, 2008, amounted to € 311, and has been recorded within “Financial income” in the Company’s consolidated statement of operations.
     The effective portion of cash flow hedges recorded in other comprehensive income, amounting to €  (2,314), net of tax. €  (1,837) will be reclassified to earnings over the next twelve months.
Fair Values of Financial Instruments
     Fair value is defined as the amount that a financial instrument could be bought or sold in an arm’s length transaction, other than in a forced or liquidation sale. The Company uses the following methods and assumptions in order to estimate the fair values of its financial instruments.
     These determinations were based on available market information and appropriate valuation methodologies. The inputs used to calculate fair value of our derivatives are inputs other than quoted prices includes Level 1 that are observable for the asset or liability, either or indirectly through corrobation with observable market data (Level 2). Our valuation tecnique to calculate fair value of our forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Other short-term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s consolidated balance sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates with fair value approximating carrying value.
Other Long-Term Liabilities

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The fair value of interest free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s consolidated balance sheets include payments due to suppliers. Interest is payable based on variable rates, therefore, fair value approximates carrying value.
Derivatives
     The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.
     The inputs used to calculate fair value of our derivatives are inputs other than quoted prices includes Level 1 that are observable for the asset or liability, either or indirectly through corrobation with observable market data (Level 2). Our valuation technique to calculate fair value of our forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Redeemable Non-Controlling Interest
     Redeemable non-controlling interest represents the Company’s financial obligation to purchase equity instruments for cash and is presented in the Financial Statements at its fair value.
     The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€85,808	€85,808	€82,345	€82,345
Other short-term investments	589	589	461	461
Accounts receivable	152,951	152,951	143,261	143,261
Derivative contracts	8,544	8,544	3,544	3,544
Liabilities:
Short-term debt	56,728	56,728	63,998	63,998
Long-term debt including current portion	221,027	221,027	15,718	15,718
Other long-term liabilities	37,745	37,574	8,198	7,982
Derivative contracts long-term	13,571	13,571	3,686	3,686
Redeemable non-controlling interest	20,020	20,020	19,967	19,967
20. Commitments and Contingencies
Commitments
     As described in Note 6, on November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec., increasing its total ownership stake to 15% with a carrying value of € 5,582 (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. Telvent does not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21 Sec to Telvent at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Telvent Caseta”). The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of December 31, 2008, the total payments made for this acquisition amounted to U.S. $12,057 and our best estimate of the potential earn-out payments under this agreement amounted to U.S. $2,150 as of this date. There is an overall limit of U.S $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit. During May 2008, Telvent Traffic paid U.S. $1,133 to the sellers in respect of the earn out payment for the year 2007 which was payable pursuant to the terms of the stock purchase agreement. In November 2008, an additional payment amounting to U.S. $296 was made, pursuant to the terms of the stock purchase agreement.
     As described in Note 13, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for €  24,646. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
president. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010 and 2011, respectively. The purchase price for each additional share purchase will be based on Matchmind achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 20,020 (including dividends payable). The Company adopted Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), in conjunction with its adoption of FAS 160. This standard is applicable for all noncontrolling interests where the Company is subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the noncontrolling interest holder. As described above, the Company, was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind. The redemption value of the put (including dividends payable) was € 19,967 and € 20,020 for the years ended December 31, 2007 and December 31, 2008 respectively, and is reflected in the Consolidated Balance Sheets as “Redeemable non-controlling interest”. The retrospective impact of applying EITF D-98 was a reduction to opening “Additional Paid in Capital” of € 16,123 and € 16,556 for the years ended December 31, 2007 and December 31, 2008 respectively.
     Also as described in Note 13, in October 2008 the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN for a purchase price of U.S. $250,863 (€ 186,354) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). See Note 13 for complete details on the commitments assumed in this acquisition.
     As described in Note 7, the Company and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC for the purpose of product development. Telvent Energía agreed to make a total investment of € 6,111 related to the joint venture. As of December 31, 2008, € 4,111 of this committed investment was made. Telvent is committed and obligated to make payments for the remaining € 2,000, which will be paid within two years after the date that Telvent DMS, LLC was registered with the Business Registration Agency in Serbia (May 20, 2008).
Leases
     The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business and that meet the relevant criteria are classified as capital leases. During the year 2008, the capital leases generally required interest payments based on a variable interest rate plus a margin. The effective interest rate of these contracts ranged from 5.9% and 11.8% in 2008.
     Future minimum lease payments under non-cancellable operating and capital leases are as follows:

Year Ending December 31,	Operating	Capital
2009	€19,808	€9,504
2010	18,052	7,938
2011	16,782	12,245
2012	16,140	—
2013	10,955	—
Thereafter	37,880	—

	€119,617	29,687

Less: amounts representing interest		(3,047)

Present value of future lease payments		26,640
Less: current portion		(8,041)

Long-term leasing obligations		€18,599

     Total rent expense under the Company’s operating leases for the years ended December 31, 2008, 2007 and 2006 was € 19,872, € 19,673 and € 11,119, respectively. Total payment under the Company’s capital leases for the years ended December 31, 2008, 2007 and 2006 was € 7,689, € 3,507 and € 3,549, respectively. Total rent expense under the Company’s related party leases was € 33, € 374 and € 276 for the years ended December 31, 2008, 2007 and 2006, respectively.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals have been resolved. On May 26, 2008, the Spanish appeals court issued a judgment

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers that the court proceeding has now been concluded.
     As of December 31, 2008, the development and installation work for the El Toyo project was complete, although acceptance by the city has not yet been obtained.
     The Company has completed negotiations with the sellers of Telvent Farradyne, a company we acquired in 2006, regarding the resolution of certain claims by the Company related to the carrying value of net assets purchased and resulting adjustments to the purchase price. The claim has been settled and the sellers have paid Telvent Traffic U.S. $2,400 in respect of Telvent Traffic’s claims for indemnity under the purchase agreement. Telvent Traffic and the sellers have agreed to release each other from all claims except for certain types of claims that may arise in the future as a result of matters which are unknown at the date of the settlement.
     The Company’s subsidiary, Telvent China, is in an arbitration proceeding regarding the resolution of certain claims it made against the sellers of 80% of the shares of Beijing Blue Shield, which we acquired in 2006. These claims relate to the carrying value of net assets purchased. Two arbitration hearings have been held but the arbitration panel has not yet come to a decision. On September 24, 2008, the arbitration panel made a decision to appoint an independent accounting firm to review and verify the claims of Telvent China that the sellers made misrepresentations in the share purchase agreement concerning the accuracy of the financial statements of Beijing Blue Shield. In February 2009, the arbitration panel appointed an auditing company and Telvent China is waiting for the auditing company to commence the review.
     Based on the information presently available, including discussions with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure our fulfillment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as we usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     As of December 31, 2008, the Company maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€227,345	€17,101	€—
Financial guarantees	28,807	—	—

	€256,152	€17,101	€—

     Financial guarantees include € 24,662 corresponding to stand-by letters of credit signed in connection with the acquisition of DTN. As described in Note 13, the DTN stock purchase agreement (“SPA”) of DTN provides for two stand-by letters of credit, for a total amount of U.S. $34,019 plus interest (€ 24,662). See Note 13 for complete details.
     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
unexpected costs associated with servicing its warranties.
21. Income Taxes
     As explained in Note 1, during the year ended December 31, 2007, the Company adopted the provisions of FIN 48, which clarifies the accounting for and disclosure of uncertainty in tax positions. As a result of the adoption of FIN 48, the Company recognized an increase of approximately € 1,286 in its reserve for uncertain tax positions, which was reflected as a decrease to the January 1, 2007 balance of retained earnings. The Company adjusts these reserves in light of changing facts and circumstances.
     As of December 31, 2008 and 2007, the Company had approximately € 3,522 and € 1,450 of tax liabilities, including interest and penalties, related to uncertain tax positions. The increase in the balance of the reserve for uncertain tax positions is due to the integration of DTN into our consolidated financial statements. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statements of operations.
     Final determination of a significant portion of the Company’s tax liabilities that will effectively be settled remains subject to ongoing examination by various taxing authorities. The Company files income tax returns in various jurisdictions in which it operates, including U.S. federal and state and numerous other foreign jurisdictions. Currently, several of the Company’s subsidiaries are undergoing tax audits including: Matchmind, (covering the years 2004 through 2006 for corporate income tax, value-added tax and personal income tax), Telvent Canada (covering the years 2005 through 2006 for corporate income tax), Telvent Brasil (covering the years 2005 through 2007 for custom duties) and Telvent Mexico (covering the year 2006 for corporate income tax). No significant issues are expected to come from the results of these audits. Furthermore, the Company has the years ranging from 2004 through 2008 open to other tax audits in most of its jurisdictions, including the United States.
     The taxable results of the Company are included in the various domestic and foreign consolidated tax returns of Telvent or its subsidiaries. Also, in certain states, local and foreign jurisdictions, the Company files tax returns on a stand-alone basis.
     The income tax expense/(benefit) consists of the following:

	Year Ended December 31,
	2008	2007	2006
Domestic
Current	€8,107	€4,651	€1,630
Deferred	(3,942)	1,098	1,908

	4,165	5,749	3,538

Foreign
Current	3,028	613	1,443
Deferred	(303)	(1,682)	(2,901)

	2,725	(1,069)	(1,458)

Total income tax expense (benefit)	€6,890	€4,680	€2,080

     The following is a reconciliation of the effective tax rate:

	Year Ended December 31,
	2008	2007	2006
Income before taxes	€38,244	€29,825	€23,988

Domestic federal statutory tax rate	30.0%	32.5%	35%
	11,473	9,693	8,396
Stock compensation plans	71	563	669
Changes in valuation allowances	—	—	—
Research and developement tax credits	(3,750)	(3,467)	(4,909)
Reduction of the domestic federal statutory tax rate	—	(280)	(657)
Tax deductions and effect on different tax rates on foreign subsidiaries	(1,077)	(1,951)	(1,451)
Permanent differences	240	—	—
Other	(67)	122	32

Tax expense (benefit)	€6,890	€4,680	€2,080

     During the fourth quarter of 2006, a tax reform was carried out in Spain by virtue of laws 35/2006 (introducing a new personal income tax) and 36/2006 (introducing measures in order to avoid tax fraud). With respect to corporate income tax rates, Law 35/2006 reduced the 35% general corporate income tax rate available until December 31, 2006, to 32.5% for the year 2007, and 30% for year 2008 onwards. The effect of this change was reflected in the consolidated statements of operations for the year ended December 31, 2006, as deferred tax assets and liabilities should be measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
date. Since that date, the new taxes have been applied.
     Detail of income and other taxes payable as of December 31, 2008 and 2007 are as follows:

	As of December 31,
	2008	2007
Income tax payable	€3,046	€4,307
Other taxes payable	24,724	17,145

	€27,770	€21,452

     “Other taxes payable” in the Company’s consolidated balance sheets include mainly value-added tax (“VAT”), payroll withholdings on account and social security. Additionally, “Other taxes receivable” include mainly VAT.
     Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	As of December 31,
	2008			2007
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax assets:
Capitalized research and development	€2,471	€14,616	€17,087	€750	€13,917	€14,667
Net operating tax loss carry-forwards	2,087	2,617	4,704	633	1,401	2,034
Derivative contracts and other assets	1,327	9,493	10,820	1,016	1,211	2,227

	€5,885	€26,726	€32,611	€2,399	€16,529	€18,928

	As of December 31,
	2008			2007
	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total
Deferred tax liabilities:
Intangible assets	€894	€4,307	€5,201	€—	€6,234	€6,234
Unrealized foreign exchange gains	363	—	363	936	—	936
Tax Deduction of goodwill	894	611	1,505	1,196	—	1,196
Other liabilities	271	320	591	414	127	541

	€2,422	€5,238	€7,660	€2,546	€6,361	€8,907

Net deferred tax recognized	€3,463	€21,488	€24,951	€(147)	€10,168	€10,021

     Gross Spanish and foreign tax carry-forwards as of December 31, 2008 amounted to approximately to € 11,624. If the net operating losses are not fully utilized in the future, carry-forwards will expire from 15 to 20 years after their effective generation date.
     The expiration dates of future tax loss carry-forwards are as follows:

Year Ending
December 31,
2016	€1,766
2017	1,913
2018	—
2019	361
2020	—
2021	—
2022	104
2023	1,828
2024	295
2025	1,039
2026	1,287
2027	3,031

€11,624

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
22. Share Capital
     The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

			Cumulative	Cumulative
		Number	Shares	Share Capital
Event	Date	of shares	Balance	In Euros
(In actual amount)
	December 31, 2003		100,000	€60,101,000.00
Split (200 for 1)	April 15, 2004	—	20,000,000	€60,101,000.00
Increase in capital	October 21, 2004	8,700,000	28,700,000	€86,244,935.00
Increase in capital	November 19, 2004	547,100	29,247,100	€87,888,997.86
	Balance as of December 31, 2005, 2006 and 2007		29,247,100	€87,888,997

Private placement	October 24, 2008	4,847,059	34,094,159	€14,565,655

	Balance as of December 31, 2008		34,094,159	€102,454,652

     In each transaction involving an increase in share capital, the new shares have the same rights and obligations as those previously in circulation.
     On October 21, 2004 the number of shares was increased by 8,700,000, with an offering price of U.S. $9.00 in relation to the Company’s initial public offering. On November 19, 2004, there was an additional increase in the number of shares of 547,100, with the same offering price of U.S. $9.00, due to the underwriters’ partial exercise of the over-allotment option.
     The proceeds from the above described increases of capital amounted to € 60,518, net of related expenses.
     As registered with the SEC on February 13, 2009, when the transaction was declared effective, the number of shares was increased to 34,094,159, in a private placement offering of 4,847,059 shares, at an offering price of U.S. $21.25. The purchase agreements were signed on October 24, 2008. The proceeds from the placement totaled € 78,510, net of related expenses.
23. Stock Compensation Plan
Formula-based stock compensation plan
     Under a plan established by Abengoa in 2003, certain of the Company’s employees, including members of its senior management team, entered into agreements with the Company’s principal shareholders to buy the Company’s ordinary shares from Abengoa. The shares purchased were already issued and outstanding on the date of sale. All shares were sold at a pre-split price of € 601.01 (€ 3.00505 nominal value per share post-split price), which is also the weighted-average purchase price of the shares. This nominal value represented a discount to fair value. The shares sold under the stock compensation plan contained certain performance and vesting features.
     In March 2004, various employees, including managers of the Company, were granted additional shares under the stock compensation plan. All shares were sold at a post-split price of € 3.00505 per share (€ 601.01 pre-split price). The estimated fair value on the date of grant was the midpoint of the estimated offering price range of € 12.37 (€ 2,475 pre-split price). The midpoint of the estimated offering price range of € 12.37 was deemed to be the fair value of the shares at March 2004.
     The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 and 98 of Emerging Issues Task Force (“EITF”) 00-23, with compensation expense being calculated as the difference between the purchase value (which was par value) and the formula value. Compensation expense for shares that were purchased after January 1, 2003, was calculated based on the midpoint of our expected initial public offering price range less a discount of 15%.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     As of October 2004, the Company successfully listed its shares on the NASDAQ, as such, the put feature within the stock plan expired. The variable nature of the plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, for which these plans continued to be variable after the date of our initial public offering. For the plans which were fixed plans after the date of our initial public offering the remaining deferred compensation was expensed over the vesting period. For plans which continued to be variable, the deferred compensation cost and resulting compensation expense was adjusted to the market value of the shares as of December 31, 2005 and 2004. As a result of the adoption of SFAS No. 123R, Share-Based Payment, on January 1, 2006, the Company designated its formula-based stock purchase plan as an equity award plan and started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures required by SFAS 123. The Company chose the modified prospective application transition method allowed by SFAS 123R.
     Total compensation cost recorded under this plan was € 0, € 1,506 and € 1,640 for the years ended December 31, 2008, 2007 and 2006, respectively. All shares under this plan were fully vested as of December 31, 2008.
Parent Company Stock Purchase Plan
     On February 2, 2006, Abengoa implemented a Share Acquisition Plan (the “Plan”) on Abengoa S.A.’s shares for members of the senior management of Abengoa’s subsidiaries, including 15 members of the Companies and its subsidiaries’ senior management. The implementation of the Plan was approved by the board of directors of Abengoa on January 23, 2006. The duration of the Plan is five complete financial years 2006 through 2010 plus six months (until June 30, 2011). The Plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by the management of the applicable company with which each participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the shares as follows:
2006 — 30%
2007 — 30%
2008 — 15%
2009 — 15%
2010 — 10%
     Under the Plan, Abengoa has a repurchase option under which Abengoa can purchase the shares from the participant on the occurrence of certain events, such as death, disability or retirement of the participant or termination of the employment of the participant within the Abengoa Group.
     The Company has applied SFAS 123R to account for this Plan as an equity award plan, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The acquisition cost for all participants was the average acquisition price plus associated costs for all of the shares purchased under the Plan for all participants. The fair value of the 516,100 Abengoa shares granted pursuant to the Plan, amounting to € 1,621 (€ 2.87 per share), less estimated forfeitures of 12,600 shares, is measured at the grant date and remains fixed unless and until the award is modified. The assumptions used in the valuation of the shares granted, performed as a theoretical valuation of an European call option on Abengoa ordinary shares as of January 23, 2006, were as follows: Abengoa spot price — € 14.15; strike price — € 26.1; Maturity — July 1, 2011; Volatility — 40%. Compensation cost recorded on this plan for the years ended December 31, 2008, 2007 and 2006 amounted to € 236, € 228 and € 271, respectively.
Extraordinary Variable Compensation Plan
     On March 22, 2007, as later amended on September 20, 2007, the Nomination and Compensation Committee of the Company’s Board of Directors and the Company’s Board of Directors approved a variable compensation plan (the “Plan”) for members of the Company’s and its subsidiaries’ senior management of the Company and its subsidiaries. The participants in the Plan currently include 31 members of the senior management, including business unit managers; senior project managers; technical, research and development managers; and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the Company’s strategic plan in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 through 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur no later than June 30, 2012, after the verification of the fulfillment of the objectives.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The Plan provides for extraordinary, variable compensation to the participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each participant. The total amount available for distribution under this Plan is € 10,480. The compensation only vests and becomes payable after the end of the 5th year of the Plan, but includes the following gradual vesting period based on the accomplishment of the established objectives: 10% (2007), 15% (2008), 15% (2009), 30% (2010), and 30% (2011). The Company recognizes compensation costs on this Plan based on the gradual vesting percentages. For the years ended December 31, 2008 and 2007, the Company recorded € 1,572 and € 1,048, respectively, of compensation expense related to this Plan.
     On December 18, 2008, the Nomination and Compensation Committee and the Company’s Board of Directors approved an amendment to the Plan. Upon certain events, the amendment accelerated certain compensation which its participants are eligible to earn. In the event of a sale of 100% of the issued and outstanding ordinary shares (the “Shares”) of the Company whereby the Shares are sold at a price higher than the then-current market value of the Shares, subject to the approval the Board of Directors upon the recommendation of the Committee, all compensation that each participant is eligible to earn within the five-year period commencing on January 1, 2007 and ending on January 1, 2011 will be deemed to be earned and vested. In the event of any other sale of a controlling interest in the Company and irrespective of the price at which the Shares are sold, all compensation that each participant is eligible to earn with respect to the completed fiscal years at such time will be deemed to be earned and vested automatically and without further action of the Comittee six months following the closing of such sale.
24. Related-Party Transactions
     During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.
Services Agreement
     The Company and certain subsidiaries have entered into one-year contractual arrangements with Abengoa from which the Company receives certain administrative services. Such services include cash pooling arrangements, finance management, centralized asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal communication, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the services agreement were € 5,880, € 4,853 and € 4,107, for the years ended December 31, 2008, 2007 and 2006, respectively. Such agreements are extended annually unless terminated by either party.
     The allocation of such expenses is based on anticipated annual sales. The allocation method is considered reasonable and properly reflects Company’s cost of doing business, as corporate expenses incurred are allocated based upon Company’s projected sales as a proportion of Abengoa’s total projected sales.
Bilateral Credit Arrangements
     On April 20, 2004, the Company established a bilateral credit arrangement with Abengoa which replaced any prior credit arrangements. Under this arrangement, the Company and Abengoa could borrow funds from or lend funds to each other, from time to time upon not less than 24 hours’ notice, up to a maximum of € 45,000 (or the equivalent amount in any other currency quoted in the Spanish currency market). On August 1, 2007, the Company amended the agreement to increase the maximum credit limit to € 60,000 (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR or LIBOR for borrowings other than in Euros, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement had an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.
     Under this bilateral credit arrangement, if any of the parties of the bilateral credit agreement requests an advance that would cause the total amount owing by that party to exceed the established credit limit, the other party can decide to lend that amount, in its sole discretion. In this case, according to the terms of the bilateral agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. During 2008, the credit limit was exceeded with the authorization of Abengoa and, thus, the bilateral credit agreement was automatically modified.
     On December 1, 2002, Telvent Mexico also established bilateral credit arrangements with Abengoa Mexico. Under this agreement Telvent Mexico and Abengoa Mexico may borrow funds or lend funds to each other up a maximum of U.S. $10,000. The agreement

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
has been amended two times, the first time, on January 1, 2006, to increase the maximum of the credit limit to U.S. $25,000 and the last time, on June 1, 2007 to increase the maximum credit limit to U.S. $30,000. Borrowings under these credit arrangements bear interest at three-months LIBOR plus variable margin of 0% to 6.0%. These arrangements renew for annual one-year terms until terminated by either party.
     Both of the credit arrangements result in a total credit line for the Company of approximately € 81,556. As of December 31, 2008 the net credit line receivable was € 4,812, with € 81,556 remaining available to the Company as of this date. The Company incurs no costs and receives no payments under these arrangements unless and until it borrows or loans funds thereunder.
     The average monthly balance of amounts (due to) or due from Abengoa affiliates was €  (55,200) and €  (33,107) in 2008 and 2007, respectively. At each year end, the creditor has the right to demand, or to give notice of its intention to demand repayment.
     Details of transactions with group companies and related parties for the years ended December 31, 2008, 2007 and 2006 is provided on the face of the consolidated statements of operations.
     Details of balances with group companies and related parties as of December 31, 2008 and 2007 are as follows:

	As of December 31,
Due from related parties	2008	2007
Trade receivables	€1,228	€3,694
Credit line receivable	17,094	35,079

	€18,322	€38,773

	As of December 31,
Due to related parties	2008	2007
Trade payables	€16,823	€12,476
Credit line payable	12,282	12,839

	€29,105	€25,315

25. Segments and Geographic Information
     The Company changed, effective November 1, 2008, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors together with the provision of technology oriented to improve the use and management of water resources done by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply-chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31, 2008
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€198,364	€295,182	€46,951	€168,839	€15,277	€724,613
Cost of revenues	(144,326)	(236,050)	(34,677)	(120,040)	(3,548)	(538,641)

Gross profit	€54,038	€59,132	€12,274	€48,799	€11,729	€185,972

Operating expenses						(122,735)
Other expenses, net						(24,993)

Income before income taxes						€38,244

	Year Ended December 31, 2007
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€228,093	€246,794	€38,320	€111,110	€—	€624,317
Cost of revenues	(179,026)	(197,926)	(28,018)	(80,642)	—	(485,612)

Gross profit	€49,067	€48,868	€10,302	€30,468	€—	€138,705

Operating expenses						(97,297)
Other expenses, net						(11,583)

Income before income taxes						€29,825

	Year Ended December 31, 2006
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€203,556	€200,419	€43,473	€56,396	€—	€503,844
Cost of revenues	(157,424)	(163,193)	(34,040)	(38,562)	—	(393,219)

Gross profit	€46,132	€37,226	€9,433	€17,834	€—	€110,625

Operating expenses						(79,607)
Other expenses, net						(7,030)

Income before income taxes						€23,988

     Approximately 89% of the joint ventures’ net revenues consolidated by the Company due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

	As of December 31, 2008
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Segment assets	€254,998	€304,385	€97,759	€153,495	€221,666	€1,032,303
Unallocated assets						18,920

Total assets						€1,051,223

	As of December 31, 2007
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Segment assets	€192,238	€238,429	€36,738	€143,483	€—	€610,888
Unallocated assets						62,631

Total assets						€673,519

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the years ended December 31, 2008, 2007 and 2006, sales outside of Spain comprised 53.6%, 52% and 52% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31,
	2008	2007	2006
Europe	€369,593	€386,219	€294,229
North America	133,142	110,647	78,360
Latin America	129,880	75,392	89,757
Asia-Pacific	27,496	25,083	19,065
Middle-East and Africa	64,502	26,976	22,433

	€724,613	€624,317	€503,844

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of December 31,
	2008	2007
Portugal	€4,646	€4,578
North America	15,999	1,139
Latin America	596	473
China	1,936	1,867
Other	229	193

	€23,406	€8,250

26. Subsequent Events
     Asset purchase agreement with Northern Lakes Data Corp.
     On February 3, 2009, our subsidiary, Telvent Farradyne signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”), including NLDC’S proprietary back office / customer service center software product called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price was U.S. $1,500. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,500 by installments payable every six months starting July 1, 2009. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5,000) in respect of contracts bookings signed by Telvent during the four (4) years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software.
     Payments made in connection with the Telvent DMS, LLC joint venture agreement
     On February 6, 2009, in accordance with the Telvent DMS, joint venture agreement, Telvent Energia made a deferred capital contribution of € 333 to Telvent DMS, which were included in the accrued and other liabilities in the Company’s consolidated balance sheet as of December 31, 2008.